      As filed with the Securities and Exchange Commission on May 9, 2000
                                                        Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                            DIVA SYSTEMS CORPORATION
             (Exact name of Registrant as specified in its charter)

        Delaware                     4841                    94-3226532
     (State or other           (Primary Standard          (I.R.S. Employer
     jurisdiction of              Industrial           Identification Number)
    incorporation or          Classification Code
      organization)                 Number)

                            DIVA SYSTEMS CORPORATION
                               800 Saginaw Drive
                             Redwood City, CA 94063
                                 (650) 779-3000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               ----------------

                                David F. Zucker
                            Chief Executive Officer
                            DIVA Systems Corporation
                               800 Saginaw Drive
                             Redwood City, CA 94063
                                 (650) 779-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
           Barry E. Taylor                       William H. Hinman, Jr.
           Craig D. Norris                         Shearman & Sterling
         Maurine M. Murtagh                        1550 El Camino Real
  Wilson Sonsini Goodrich & Rosati                Menlo Park, CA 94025
      Professional Corporation                  Telephone: (650) 330-2200
         650 Page Mill Road                     Facsimile: (650) 330-2299
         Palo Alto, CA 94304
      Telephone: (650) 493-9300
      Facsimile: (650) 845-5000

                               ----------------

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                              Proposed Maximum
           Title of Each Class of            Aggregate Offering    Amount of
        Securities To be Registered               Price(1)      Registration Fee
--------------------------------------------------------------------------------
Common Stock, $0.001 par value.............     $75,000,000         $19,800
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

                               ----------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   Subject to Completion. Dated May 9, 2000.

                                       Shares


                            DIVA Systems Corporation


                                  Common Stock

                                  -----------

  This is an initial public offering of shares of common stock of DIVA Systems
Corporation. All of the     shares of common stock are being sold by DIVA.

  Prior to this offering, there has been no public market for the common stock.
DIVA estimates that the initial public offering price will be between $   and
$   per share. DIVA intends to apply for quotation of the common stock on The
Nasdaq National Market under the symbol "DVTV."

  See "Risk Factors" beginning on page 7 to read about factors you should consider before buying shares of the common stock.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                 Per Share Total
                                                                 --------- -----
Initial public offering price...................................   $       $
Underwriting discount...........................................   $       $
Proceeds, before expenses, to DIVA..............................   $       $

  To the extent that the underwriters sell more than      shares of common
stock, the underwriters have the option to purchase up to an additional shares from DIVA at the initial public offering price less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the shares against payment in New York,
New York on     , 2000.

Goldman, Sachs & Co.                                         Merrill Lynch & Co.

                              Salomon Smith Barney

                                  -----------

                          Prospectus dated     , 2000.

COVER ART
Left Justified Language at top left of page:
DIVA video-on-demand.
 . Instant Access: Start the movie when you want
 . VCR Functionality: Pause, play, fast forward, and rewind
 . Wide Selection: Choose from hundreds of movies
 . Digital: Experience high quality picture and sound
 . Easy to Use: Total control with your cable remote
 . Convenient: No more late fees or trips to the video store
To the right of this language there is a television screen containing a frame from a film. The caption under the television screen reads: Pause, play, fast forward, and rewind
Directly under this television screen, there is a second television screen containing a preview screen which reads: $3.95 The World is Not Enough
PG-13 L, S, V  1999, 127 min.
"When a British oil tycoon is killed, it is Bond's assignment to protect his daughter. In the mean time, he must also prevent the world's most vital oil pipeline from being sabotaged."
Pierce Brosnan
Denise Richards
Robert Carlyle
Michael Apted
"Bond is Back!"
back buy preview
The caption below this television screen reads: Get movie information and previews on demand.
Slightly down from this television screen and to the left of the page is another television screen containing the following language:
Insight
Digital
Movies A-Z
Main Menu, up arrow, down arrow, go to A-C
The Sixth Sense
Stigmata
The Sting
Stir of Echoes
The Story of Us
Three Kings
Three to Tango
The World is Not Enough
Back help down arrow MOVIES
Slightly down from this television screen and to the right of the page is another television screen containing the following:
A frame from a movie. Around the movie frame is the following language:
Running vertically down the left side of the frame: INSIGHT Digital MOVIES, movies A-Z, new releases, movie types, specials coming soon, movie saver adults only. Running horizontally along the top of the frame: kids, special interest, at the theater, set up. Running horizontally along the bottom of the frame: exit, help guide ON DEMAND TV.
Below the television screen is the language: Easy to navigate interface
To the left of the page and at the bottom corner is a photograph of part of a remote control.

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information about us, the sale of our common stock in this offering, and our financial statements and notes to those financial statements that appear elsewhere in this prospectus.

                                  Our Business

  We are a leading provider of interactive, on-demand television products and services. We are the only company currently commercially deploying an end-to-end video-on-demand service in North America. We have also recently introduced an interactive program guide as a stand-alone product. Both our video-on-demand service and interactive program guide operate on industry-standard digital set-top boxes and operating systems and provide flexible and cost-effective interactive television solutions for cable and other broadband network operators, which we refer to as network operators. We are also enhancing our core technology to support new services including on-demand timeshifted television, interactive targeted advertising and television-based e-commerce.

  We have recently deployed the newest version of our video-on-demand services at three Insight Communications cable systems, one MediaOne cable system and one Charter Communications cable system. Our interactive program guide has recently been deployed on a limited basis at two cable operators' systems. We are currently developing a video-on-demand capability for NTL, the largest cable network operator in the United Kingdom, under an agreement we entered into in September 1999. In May 2000, in a separate transaction NTL entered into an agreement to make a $6.0 million strategic investment in our company.

  In May 2000, we entered into an agreement with Charter Communications to launch our video-on-demand service as part of its core digital cable package in a number of its cable systems. The agreement covers Charter's Los Angeles and Atlanta area systems, and provides incentives for Charter to deploy our service in other markets. Under the agreement, Charter will purchase our video-on-demand hardware, license our video-on-demand and navigation software, and obtain the full range of our video-on-demand support services, including content acquisition and management. We continue to pursue discussions with major cable operators in the United States as well as internationally for deployment and expansion of our services at selected sites.

  We entered into development arrangements with OpenTV Corp. in March and April 2000 to integrate our video-on-demand system and our interactive program guide into OpenTV's interactive television software platform. In connection with these arrangements, OpenTV made a $5.0 million investment in our company. We also entered into a development agreement with Liberate Technologies in May 2000 to integrate our video-on-demand system into Liberate's interactive television software platform. In a separate transaction, also in May 2000, Liberate made a $4.0 million investment in our company.

                                Our Opportunity

  The market opportunity for interactive, on-demand television products and services is being driven by demand from cable operators for new services to increase their share of home entertainment industry revenues. According to Veronis, Suhler & Associates, television-based home entertainment revenues were $57 billion in 1999 and are expected to reach $76 billion in 2003. In 1999, approximately $18.7 billion of this market was comprised of videotape rentals and sales and approximately $1.9 billion was comprised of pay-per-view. We believe that video-on-demand offers consumers compelling advantages over video store rentals. We also believe interactive, on-demand television services will allow cable television operators to offer consumers more programming choices and differentiate their product offerings from those of direct broadcast satellite operators. In addition, we believe these services will further drive penetration of the cable operators' new digital cable program package. In order to provide these services, cable operators are deploying digital set-top boxes and upgrading their networks. According to Paul Kagan Associates, by the end of 2000, cable operators will deploy 10 million digital set-top boxes and upgrade 75% of their networks to two-way-capable hybrid fiber coaxial plant. The rollout of this digital infrastructure coupled with significant reductions in the cost of technology has made the wide-scale deployment of video-on-demand, interactive program guides and other interactive services a compelling economic opportunity for cable television operators.

                                 DIVA Benefits

  As the first video-on-demand provider to be commercially deployed with several cable operators, we believe that we are well-positioned to capture significant market share for video-on-demand and other interactive, on-demand products and services. We believe that the benefits of our interactive, on-demand television products and services include:

  Compelling On-Demand Entertainment. Our video-on-demand services offer subscribers immediate access to hundreds of viewing choices including feature films, library titles, children's programming, special interest videos and other programming content. This service combines pause, fast forward and rewind control with high-quality digital picture and sound at prices comparable to home video rentals without inconvenient trips to the video store, late return fees and tape rewind charges. Our interactive program guide, which combines programming information and full motion video, serves as an easy-to-use television portal to help consumers navigate the myriad of channels and services offered by digital cable.

  Significant Revenue Opportunity. We believe our interactive, on-demand television products and services provide a platform that enables cable operators to increase customer penetration for their digital tier and generate significant incremental revenue from the ordering of on-demand movies and other programming. We also believe our interactive program guide provides operators with additional revenue opportunities from promotions and advertising.

  Comprehensive and Flexible Solution. Our products and services have been field-proven and, accordingly, reduce both the time-to-market and the operational challenges associated with implementing interactive television services. We offer our core suite of software and hardware products, including sophisticated back office support, as an end-to-end solution or as individual components. Our architecture is designed to scale to support thousands of titles, serve the full range of cable systems and integrate our products and services with major digital broadcast platforms, including Motorola (formerly General Instrument) and Scientific-Atlanta in the United States and PACE in Europe.

                                  Our Strategy

  Our objective is to be the leading provider of interactive, on-demand television products and services for cable and other broadband network operators. Our strategy includes the following key elements:

  . leverage our first mover advantage;

  . aggressively expand our customer base;

  . pursue commercial opportunities for our interactive program guide;

  . enhance and expand our products and services;

  . pursue industry relationships;

  . adapt our technology and services for other broadband networks; and

  . penetrate global markets.

                               Other Information

  We are an early stage company with limited commercial operating history. We have generated revenues of $1.5 million and have incurred net losses of approximately $292.3 million since our inception through December 31, 1999.

  Our principal executive offices are located at 800 Saginaw Drive, Redwood City, California 94063, and our telephone number is (650) 779-3000. We were incorporated in Delaware in June 1995. We maintain a Web site at www.divatv.com. Information contained on our Web site does not constitute part of this prospectus.

  Our logo and certain titles and logos of our products mentioned in this prospectus are our service marks or trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                  The Offering

 Common stock offered................................       shares
 Common stock to be outstanding after this offering..       shares
 Proposed Nasdaq National Market symbol.............. DVTV
 Use of proceeds..................................... For general corporate purposes, including
                                                      working capital and to
                                                      fund operating losses and
                                                      capital expenditures.

                                ----------------

  Unless we specifically state otherwise, whenever we present the number of shares of our common stock outstanding, this number is based on shares outstanding as of December 31, 1999, assuming the cash exercise of warrants to purchase 2,398,794 shares of common stock and preferred stock and the conversion of all outstanding preferred stock into common stock upon the closing of this offering, and excludes:

  . an aggregate of 1,666,667 shares of our common stock issuable upon the conversion of preferred stock issued to OpenTV, NTL and Liberate subsequent to December 31, 1999;

  . 8,608,935 shares of our common stock and preferred stock issuable upon the exercise of outstanding options at a weighted average exercise price of $2.56 per share;

  . 4,876,800 shares of our common stock and preferred stock issuable upon exercise of outstanding warrants (which will not expire on the effective date of this offering) at a weighted average exercise price of $0.18 per share;

  . 1,336,942 shares of our common stock issuable upon exercise of warrants at an exercise price of $0.005 per share to be issued on May 15, 2000 to the holders of warrants issued in connection with our debt financing in May 1996;

  .      shares of our common stock available for future issuance as of
     December 31, 1999 under our existing and proposed stock plans; and

  .  up to     shares of common stock that the underwriters have the option to purchase to cover over-allotments.

  Between January 1, 2000 and March 31, 2000, our board of directors granted options to purchase an additional 277,430 shares of common stock at a weighted average exercise price of $3.35 per share under our 1995 Stock Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                Six Months
                                                                   Ended
                               Year Ended June 30,               December
                         -----------------------------------  ----------------
                          1996     1997     1998      1999     1998     1999
                         -------  -------  -------  --------  -------  -------
                                                                (unaudited)
                              (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
 Revenue................ $   --   $   --   $    82  $    293  $   120  $ 1,115
 Operating expenses.....  11,300   24,647   46,224    82,235   33,379   34,282
 Acquired in-process
  research and
  development(1)........     --     4,061   24,321       --       --       --
                         -------  -------  -------  --------  -------  -------
 Operating loss.........  11,300   28,708   70,463    81,942   33,259   33,167
 Equity in (income) loss
  of investee...........    (357)   2,080    1,631       --       --       --
 Interest (income)......     (65)    (410)  (5,632)   (8,645)  (4,991)  (3,099)
 Interest expense.......     395    3,590   13,730    33,967   16,408   18,817
                         -------  -------  -------  --------  -------  -------
 Net loss before
  extraordinary item....  11,273   33,968   80,192   107,264   44,676   48,885
 Extraordinary loss on
  early extinguishment
  of debt(2)............     --       --    10,676       --       --       --
                         -------  -------  -------  --------  -------  -------
 Net loss...............  11,273   33,968   90,868   107,264   44,676   48,885
 Accretion of redeemable
  warrants..............     --        91      763       969      522      304
                         -------  -------  -------  --------  -------  -------
 Net loss attributed to
  common stockholders... $11,273  $34,059  $91,631  $108,233  $45,198  $49,189
                         =======  =======  =======  ========  =======  =======
 Basic and diluted net
  loss per share:
 Loss before
  extraordinary item.... $  1.03  $  2.22  $  4.92  $   6.31  $  2.65  $  2.79
 Extraordinary loss-
  early extinguishment
  of debt(2)............      --       --     0.65        --       --       --
                         -------  -------  -------  --------  -------  -------
 Net loss per share..... $  1.03  $  2.22  $  5.57  $   6.31  $  2.65  $  2.79
                         =======  =======  =======  ========  =======  =======
 Shares used in per
  share computation.....  10,895   15,316   16,447    17,147   17,063   17,600
                         =======  =======  =======  ========  =======  =======

                                                          December 31, 1999
                                                       -------------------------
                                                                    Pro Forma
                                                        Actual   As Adjusted (3)
                                                       --------  ---------------
                                                             (unaudited)
                                                            (in thousands)
Consolidated Balance Sheet Data:
 Cash, cash equivalents and investments............... $ 52,907
 Short-term investments...............................   57,262
 Total current assets.................................  113,591
 Total assets.........................................  133,331
 Total current liabilities............................    5,009
 Long-term debt.......................................  294,564
 Total stockholders' deficit.......................... (168,653)

-------
(1) In connection with the acquisition of Norstar Multimedia, Inc. in July 1996 and Sarnoff Real Time Corporation in April 1998, we wrote off acquired in-process research and development of $4.1 million and $24.3 million, respectively, as one-time charges to operations for the fiscal years ended June 30, 1997 and 1998, respectively.
(2) In February 1998, we received $250.0 million in gross proceeds from an offering of 463,000 units consisting of warrants to purchase common stock and senior discount notes with an aggregate principal amount at maturity of $463.0 million. In connection with this unit offering, we retired all of our subordinated discount notes issued in a previous offering resulting in an extraordinary loss of approximately $10.7 million ($0.65 per share), for the fiscal year ended June 30, 1998.
(3) Reflects the exercise of warrants to purchase 186,000 shares of our common stock, the exercise of warrants to purchase 2,212,794 shares of our preferred stock and the conversion of these 2,212,794 shares and an additional 22,239,605 shares of preferred stock into an equivalent number of shares of our common stock upon the closing of this offering, the sale of $15.0 million of preferred stock in April and May 2000 which will convert into 1,666,667 shares of common stock upon the closing of this
    offering and the sale of     shares of our common stock at an assumed
    initial public offering price of $    per share, and the application of the
    net proceeds from such sale.

                                  RISK FACTORS

  You should carefully consider the risks described below, together with all of the other information included in this prospectus, before deciding whether to invest in our common stock. The occurrence of any of the following risks could harm our business, financial condition and results of operations. In this case, the trading price of our common stock could decline, and you may lose all or part of your investment.

                         Risks Relating to Our Business

We are an early stage company with limited revenues and a history of losses, we expect to continue to incur substantial losses and negative cash flow and we may never achieve or sustain profitability

  We are an early stage company with limited commercial operating history. We have generated revenues of $1.5 million and have incurred net losses of approximately $292.3 million since our inception through December 31, 1999. We expect to continue to incur substantial losses and experience substantial negative cash flow for at least the next few years as we continue to develop our video-on-demand service capability and sell and license our products and services. We do not expect to generate substantial revenues unless and until our video-on-demand products and services are deployed at a significant number of additional cable systems and a significant number of viewers access our service. If we do not achieve and sustain profitability in the future, then we may be unable to continue our operations.

  Our prospects should be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. Our future success depends on a number of factors, including the following:

  . our ability to enter into agreements for broad distribution of our video-on-demand and interactive program guide products and services to network operators;

  . the extent to which cable operators upgrade their cable plant to enable two-way operation and deploy digital set-top boxes;

  . the extent to which viewers use our products and services for interactive, on-demand television;

  . our ability to continue integrating our software and hardware with other digital applications and services selected by network operators in the United States and internationally, including set-top boxes, application managers and set-top box operating systems, cable system components and electronic program guides;

  . the extent to which third-party cable suppliers adapt their equipment to integrate with our equipment and reduce the cost and physical space requirements for their equipment;

  . our ability to continue further technical development of our video server, our access equipment, our service software and our other video-on-demand system components in order to reduce their manufacturing cost and enhance their functionality; and

  . our ability to operate existing contracted video-on-demand deployments with acceptable system performance and viewer acceptance.

Because we have a limited operating history, we have limited historical financial data on which to base planned operating expenses, and investors may find it difficult to evaluate our business and future prospects

  Our limited operating history makes it very difficult to evaluate our business and future prospects. As a result of our limited operating history, it is difficult for us to accurately forecast our revenues, and we have limited meaningful historical financial data on which to base planned operating expenses. We are unable to accurately forecast our revenues because:

  .  we participate in an emerging market;

  . our current deployment agreements with network operators are for a single system or a limited number of systems, and we are unable to predict whether they will be expanded to cover additional systems;

  . we cannot predict the rate at which cable subscribers will sign up for our service;

  . we expect to sign new sales, service and licensing agreements on an irregular basis, if at all, and there may be long periods of time during which we do not enter into new agreements or expanded arrangements; and

  . we have a lengthy sales cycle, which makes it difficult to forecast the quarter during which a sale will occur.

  We have recently expanded our sales and marketing strategy, from one under which we owned all hardware and software components of our video-on-demand system and delivered the video-on-demand service offering to cable subscribers, to include the option under which the network operator purchases, owns and maintains all or part of the video-on-demand system hardware and takes the capital and operating expense risk associated with such ownership. It is difficult to predict the timing and amount of revenue that will be generated following this change in strategy.

We expect our financial results to fluctuate significantly because we depend on a small number of relatively large orders and other factors, which may cause our stock price to decline

  Our quarterly operating results will fluctuate significantly in the future as a result of a variety of factors, either alone or in combination. In the short term, we expect our quarterly revenues to be significantly dependent on a small number of relatively large orders for our products and services. As a result, our quarterly operating results may fluctuate significantly if we are unable to complete one or more substantial sales in any given quarter. Factors that will affect our quarterly results, many of which are outside our control, include:

  . the timing of deployments by network operators of our video-on-demand and interactive program guide products and services;

  . the terms of our contractual arrangements with network operators, who may either contract to have us manage and operate an end-to-end solution or purchase software and hardware components separately to create their own video-on-demand systems;

  . the mix of services revenues, which depends on the extent to which network operators purchase services from us on a fee-for-service basis or a revenue sharing basis;

  . competitive pressure, which may cause us to change our pricing structures; and

  .  demand for and viewer acceptance of our video-on-demand service.

  A significant portion of our operating expenses are relatively fixed and necessary to develop our business. These expenses are largely independent of the revenue generated in any given quarter from sales of products and services to network operators. To the extent that increased expenses are not subsequently followed by increased revenues, our operating results will suffer. If revenue falls below expectations in any quarter, the adverse impact of the revenue shortfall on operating results in that quarter may be increased by our inability to adjust fixed spending to compensate for the shortfall.

  Due to these and other factors, we believe that period-to-period comparisons of our operating results may not be meaningful or indicative of future performance. You should not rely on our results for any one quarter as an indication of our future performance. It is likely that in some future quarters or years our operating results will fall below the expectations of securities analysts or investors. If this occurs, the market price of our common stock would likely decline.

If we do not achieve broad deployment of our video-on-demand and interactive program guide products and services, our business will not grow

  Our future success depends in large part on our ability to sell our products and services and deploy our video-on-demand system in a broad base of cable systems, on terms that will generate a profit. We believe that network operators will initially be unwilling to commit to broad deployments of our video-on-demand services and products until they have completed trials of our services as well as those of competitors. Our ability to achieve broad network operator deployments will depend on our success in demonstrating that:

  . our products and services are reliable and scalable and integrate with products and services provided by other cable industry suppliers chosen by the network operator;

  . video-on-demand is a compelling consumer product and viewers will purchase video-on-demand content at prices and in quantities that will justify the network operator's investment in our video-on-demand products and services rather than alternative entertainment services such as pay-per-view and near-video-on-demand;

  . our video-on-demand and interactive program guide products are compatible with industry standards as they evolve; and

  . our technology enables the network operator to add new revenue generating services.

  If we are unable to persuade network operators to purchase our products or services and deploy video-on-demand broadly in their cable systems, the growth of our business will suffer.

If the limited deployments of our video-on-demand service with network operators are not expanded, our results of operations and our reputation will suffer

  We have deployed our video-on-demand service in a single cable system owned by Charter, a multiple-headend cable system owned by MediaOne, two cable systems owned by Chambers and three cable systems owned by Insight. In May 2000, we entered into an agreement with Charter to deploy our video-on-demand service in a number of additional cable systems. The existing deployments with Charter, Chambers, Insight and MediaOne, currently serve a limited number of approximately 15,000 customers. These network operators may not continue these deployments beyond the terms of our existing agreements, and they may choose not to broadly deploy our video-on-demand service in existing or additional cable systems. In the past, we had limited scope video-on-demand trials with other network operators that did not result in broad deployments. If we are unable to add a substantial number of cable systems to the existing contracts with the network operators currently deploying our products and services, our results of operations will suffer. In addition, our reputation and our ability to enter into agreements with other network operators could be impaired.

Our products and services will not achieve widespread adoption unless network operators upgrade their cable plant, deploy digital set-top boxes, roll out our service and market our services to subscribers, all of which are beyond our control

  Our video-on-demand service and interactive program guide require deployment on cable systems upgraded to hybrid fiber/coaxial architecture with the return path from the customer to the headend activated to enable two-way operation. According to the Cablevision Blue Book, approximately 45% of the total U.S. homes passed by cable had been upgraded to hybrid fiber/coaxial architecture with return path capability at the end of 1998, but only a limited portion of the upgraded plant is currently activated for two-way transmission. The failure of network operators to complete planned upgrades in a timely and satisfactory manner, and the lack of suitable cable plant, would harm our business.

  Our ability to achieve widespread adoption of our video-on-demand and interactive program guide products and services also depends on a number of other factors, many of which are beyond our control, including:

  . the rate at which network operators upgrade their cable infrastructures and deploy digital set-top boxes;

  . the ability of network operators to coordinate timely and effective marketing campaigns with the availability of cable infrastructure upgrades;

  . the ability of network operators to maintain their cable infrastructure and headends in accordance with system specifications provided by us;

  . the success of network operators in marketing our video-on-demand service;

  . the prices that network operators set for our video-on-demand service and for its installation;

  . the speed at which network operators can complete the installations required to initiate service for new subscribers;

  . the quality of customer and technical support provided by us and network operators; and

  . the quality of content delivered to subscribers through our video-on-demand service.

We expect rapid technological developments to occur in our industry and, accordingly, must continue to enhance our current products as well as develop new technologies, or competitors could render our products and services obsolete

  We expect rapid technological developments to occur in the market for interactive home video entertainment products and services. As a result, we have modified and expect to continue to modify our engineering and development plans. These modifications have resulted in delays and increased costs. Furthermore, we expect that we will be required to continue to enhance our current video-on-demand products and services and develop and introduce increased functionality and performance to keep pace with technological developments and consumer preferences. In addition, we may not be successful in developing and marketing product and service enhancements or new services that respond to technological and market changes, and we may experience difficulties that could delay or prevent the successful development, introduction and marketing of such new product and service enhancements. Our failure to successfully develop these projects could harm our business. We have encountered delays in product development, service integration and field tests and other difficulties affecting both software and hardware components of our system and our ability to operate successfully over hybrid fiber/coaxial plant. In addition, many of our competitors have substantially greater resources than we to devote to further technological and new product development. Technological and market changes or other significant developments by our competitors may render our video-on-demand and interactive program guide products and services obsolete.

Our interactive program guide is a new product that has not been accepted by network operators and competes with well-established products from competitors having significantly greater resources

  Our interactive program guide is a new product in a well-established market. The market for electronic program guides has two major participants, TV Guide and Gemstar, which have agreed to merge into one company. Our interactive program guide competes with those companies' guides, which are already broadly deployed by network operators. Our guide also competes with interactive guides being introduced by TV Guide and Gemstar and with an interactive program guide currently being deployed by Interactive Channel. We expect that our interactive program guide will not be broadly deployed until its features are fully developed and field tested. In addition, network operators' acceptance of our interactive program guide will depend on the appeal of our business model for the guide, which is unproven. As a result, network operators may not accept our interactive program guide and may choose to use guides from more well-established competitors. Our competitors have significantly greater resources than we do, and TV Guide has an exclusive long-term agreement with the largest cable operator, AT&T. Consequently, we may not be able to compete effectively or at all in the electronic program guide market.

If we do not obtain substantial additional funds in the future, we may be unable to continue to grow our business or repay our indebtedness

  We will require substantial additional funds in order to continue the development, sale, license and provision of our video-on-demand and interactive program guide products and services and, commencing on September 1, 2003, to make cash interest payments on our indebtedness. We have made and expect to continue to make significant investments in working capital in order to fund development activities, commercially deploy our video-on-demand service, sell our products and services and fund operations. We expect to continue to incur significant operating losses and expect that our operating cash flow will be increasingly negative over at least the next few years. We believe our existing cash, cash equivalents and short-term investments together with the proceeds of this offering will be sufficient to meet our cash requirements at least through the next twelve months. However, we may need to raise additional funds earlier if our estimates of working capital or capital expenditure requirements change or prove to be inaccurate. We may also need to raise significant additional funds in order to respond to unforeseen technological, marketing or competitive hurdles or to take advantage of unanticipated opportunities.

  We have no present commitments or arrangements assuring us of any future equity or debt financing, and we may not be able to obtain any equity or debt financing on favorable terms or at all. In the event that we are unable to obtain additional capital, we will need to delay the expansion of our business or take other actions that could harm our business and may need to cease operations. We may also not be able to pay interest and principal on our indebtedness when due.

Our lengthy sales cycle may cause fluctuations in our operating results, which could cause our stock price to decline

  We believe that the purchase of our products and services involves a significant commitment of capital and other resources by a network operator. In many cases, the decision to purchase our products and services requires network operators to change their established business practices and conduct their business in new ways. As a result, we need to educate network operators on the use and benefits of our products and services, which can require significant time and resources without necessarily resulting in revenues. In addition, network operators generally must consider a wide range of other issues before committing to purchase and incorporate our technology into their offerings and obtain approval at a number of levels of management. Our sales cycle has ranged from six months to a number of years. Our lengthy sales cycle limits our ability to forecast the timing and amount of specific sales, and the resulting fluctuations in our operating results may cause our stock price to decline.

The market for our video-on-demand products and services is intensely competitive, and our current and potential competitors have significantly greater resources than we do. Consequently, we may not be able to compete effectively, which would harm our operating results

  Competition in both the video-on-demand market and the broader market for in-home video entertainment is intense and subject to rapid technological change. We expect competition in the market for video-on-demand products and services to intensify in the future. We categorize our video-on-demand competitors as follows:

  .  server manufacturers, such as Concurrent, nCUBE and SeaChange;

  .  software providers, such as Prasara and Scientific-Atlanta; and

  .  system integrators, such as Time Warner and Scientific-Atlanta.

  We provide products and services that compete in all three categories. Although none of our video-on-demand competitors offers products and services in all of these categories, some of them may form alliances in order to develop an integrated end-to-end video-on-demand system that may be more attractive to network operators and their subscribers than ours. Some of our video-on-demand competitors have long standing business relationships with network operators and may be able to use those relationships to gain a competitive advantage over us.

  In addition to video-on-demand competitors, we compete in the market for in-home video entertainment. We believe our competitors fall into three groups:

  . companies that provide in-home video entertainment over cable networks, including providers of pay-per-view and near-video-on-demand;

  . companies that deliver in-home video entertainment over networks, such as regular telephone lines, digital subscriber lines, or DSL, satellite or the Internet, and some providers of video streaming technology; and

  . companies that enable the viewer to store and access content on an "on-demand" basis, including providers of personal video recorders, such as TiVo and Replay, and companies that rent and sell videotapes.

  Many of our competitors and potential competitors have longer operating histories, greater name recognition and significantly greater financial, technical, marketing and distribution resources than we have. As a result, they may be able to respond to new or emerging technologies and changes in customer requirements faster than we do. They may also be able to devote greater resources to the development, promotion and sale of their products and services in a more effective manner. We may be unable to compete successfully against current or future competitors, and competitive pressures that we face may harm our business.

If we fail to manage our growth effectively, our ability to implement our business strategies may be limited

  In order to execute our business strategy, we must meet aggressive engineering, integration, product delivery and installation targets. The growth in our business has placed and is expected to continue to place significant demands on our management, operating, development, third party manufacturing and financial and accounting resources. Our ability to manage growth effectively will require continued implementation of and improvements to our operating, manufacturing, development and financial and accounting systems and will require us to expand and continue to train and manage our employee base. These demands likely will require the addition of new management personnel and the development of additional expertise by existing management personnel. Our systems, procedures or controls or financial resources may be inadequate to support our operations, and our management may be unable to keep pace with this growth. If we are unable to manage our growth effectively, our business ability to successfully implement our business strategies will suffer.

If we are unable to adequately protect or enforce our intellectual property rights, we could suffer competitively, incur costly litigation expenses or lose valuable assets

  Our future success depends, in part, on our ability to protect our intellectual property and maintain the proprietary nature of our technology through a combination of patents, licenses and other intellectual property arrangements. We have been awarded patents and have filed applications and intend to file additional applications for patents covering various aspects of our video-on-demand and interactive program guide products and services. Any patents issued may be challenged, invalidated or circumvented, and the rights granted under any patents may not provide proprietary protection to us. We may not be successful in maintaining these proprietary rights, and our competitors may independently develop or patent technologies that are substantially equivalent or superior to our technologies. To the extent we integrate our products with those of third parties, we may be required to disclose or license intellectual property to those companies, and these companies could appropriate our technology or otherwise improperly exploit the information gained through this integration. If we believe third parties are infringing our intellectual property, we may be forced to expend significant resources enforcing our rights or suffer competitive injury.

If third parties claim that we infringe their intellectual property, our ability to use some technologies and products could be limited, and we may incur significant costs to resolve these claims

  From time to time, we have received notices from third parties claiming infringement of intellectual property rights. Although we do not believe that we infringe any third party's intellectual property rights, we could encounter similar claims or litigation in the future. Gemstar, a primary provider of interactive program guides, has actively assembled and continues to acquire a portfolio of intellectual property in the field of interactive program guides and has aggressively sought recourse against any parties that it believes infringes its intellectual property. Although we believe that we do not infringe any published patents relating to our implementation of an interactive program guide and have not been served notice of any potential infringement, this provider may make such a claim in the future, which could result in legal action. Because patent applications in the United States are not publicly disclosed until the patent has been issued, applications may have been filed that, if issued as patents, would relate to our products. In addition, we have not completed a comprehensive patent search relating to the technology used in our video-on-demand and interactive program guide products and services.

  Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our products and services in the United States and internationally and could result in an award of substantial damages. In the event of a successful claim of infringement, we and our customers may be required to obtain one or more licenses from third parties, which may not be available at a reasonable cost or at all. The defense of any lawsuit could result in time consuming and expensive litigation regardless of the merits of such claims, and damages, license fees, royalty payments and restrictions on our ability to provide our video-on-demand or interactive program guide products or services, any of which could harm our business.

We rely on several sole or limited source suppliers and manufacturers, and our production will be seriously harmed if these suppliers and manufacturers are not able to meet our demand and alternative sources are not available

  We subcontract manufacturing of our hardware to a single contract manufacturer. We do not have a contract with this manufacturer and operate on a purchase order basis. Because of the complexity of our hardware components, manufacturing and quality control are time consuming processes. Our contract manufacturer may be unable to meet our requirements in a timely and satisfactory manner, and we may be unable to find or maintain a suitable relationship with alternate qualified manufacturers. Our reliance on a third-party manufacturer involves a number of additional risks, including the absence of guaranteed capacity and reduced control over delivery schedules, quality assurance, production yields and costs. In the event we are unable to obtain such manufacturing on commercially reasonable terms, our production would be seriously harmed.

  Various subassemblies and components used in our video server and access equipment are procured from single sources and others are procured only from a limited number of sources.

Consequently, we may be adversely affected by worldwide shortages of components, significant price increases, reduced control over delivery schedules, and manufacturing capability, quality and cost. Although we believe alternative suppliers of products, services, subassemblies and components are available, the lack of alternative sources could harm our ability to deploy our video-on-demand and interactive program guide systems. Manufacturing lead times can be as long as nine months for some critical components. Therefore, we may require significant working capital to pay for such components well in advance of both hardware orders and revenues. Moreover, a prolonged inability to obtain components could harm our business and could result in damage to network operator relationships.

If we are unable to acquire programming content on reasonable terms, our ability to derive revenues from deployments where we provide programming content will be limited

  In those network operator deployments where we provide programming content, our success will depend, in part, on our ability to obtain access to sufficient movies (including new releases and library titles), special interest videos and other programming content on commercially acceptable terms. Although we have entered into arrangements with most of the major movie studios and a number of other content providers for our initial deployments, we may not be able to continue to obtain the content during the segment of time available to video-on-demand providers and others such as pay-per-view providers, to support our video-on-demand service beyond the geographic area of our initial deployments. Studios may require us to make prepayments prior to the time that customers pay for viewing a title or require us to enter into long-term contracts with minimum payments. Further, studios may increase the license fees currently charged to us. If we are unable to obtain timely access to content on commercially acceptable terms, our ability to obtain revenue from deployments where we provide content will be limited.

Competition for qualified personnel is intense in technology industries such as ours, and we may not be able to maintain or expand our business if we are unable to hire and retain sufficient technical, sales, marketing and managerial personnel

  Competition for qualified personnel in technology industries is intense, particularly in Silicon Valley. We may not be able to attract and retain qualified personnel in the future. If we are unable to hire and retain sufficient technical, sales and marketing and managerial personnel, our business will suffer. Our future success depends in part on the continued service of our key engineering, sales, marketing, manufacturing, finance and executive personnel. If we fail to retain and hire a sufficient number and type of personnel, we will not be able to maintain and expand our business.

  An important component of the compensation of our personnel is stock options, which vest typically over a five-year period. We face a significant challenge in retaining our employees if the value of these stock options is either not substantial enough or so substantial that the employees leave after their options have vested. To retain our employees, we expect to continue to grant new options subject to vesting schedules, which could be dilutive to investors who purchase our stock in the initial public offering. If our stock price does not increase significantly above the prices of our options, we may also need to issue new options or grant shares of stock in the future to motivate our employees.

We intend to expand our international offering and operations, and these efforts may not be successful in generating revenues sufficient to offset the associated expense

  Although we have yet to generate any international revenue, we plan to create an international product offering and to increase our international sales and operations. We expect to expend significant financial and managerial resources to do so. If our revenues from international operations do not meet our expectations, our operating results will be adversely affected. We face risks inherent in conducting business internationally, including:

  . unexpected changes in regulatory requirements and tariffs that may be imposed on our services;

  . difficulties and costs of staffing and managing international operations;

  . differing technology standards and difficulties in obtaining export and import licenses;

  . longer payment cycles, difficulties in collecting accounts receivable and longer collection periods;

  .  political and economic instability;

  .  fluctuations in currency exchange rates;

  .  imposition of currency exchange controls;

  .  potentially adverse tax consequences; and

  .  reduced protection for intellectual property rights in some countries.

  Any of these factors could adversely affect our international operations and, consequently, our business and operating results. Specifically, our failure to successfully manage our international growth could result in higher operating costs than anticipated, or could delay or preclude our ability to generate revenues in key international markets.

Network operators are subject to government regulations that could require us to change our products and services

  In the United States, the Federal Communications Commission, or FCC, has broad jurisdiction over network operators. The FCC does not regulate us, but requirements imposed on network operators could force us to undertake development that would consume significant resources and require changes to our products and services. If we do not change our products so that they comply with FCC rules, or if our products are not integrated with ones that comply with FCC requirements, our products and services will not be broadly deployed, and our business will suffer.

  In addition, video-on-demand services in Canada and in the United Kingdom and other European Union members are licensed in a variety of ways. We are seeking to determine how best to offer our video-on-demand products and services in Canada, the United Kingdom and other European Union countries. We may not be able to obtain distribution rights to movie titles in non-U.S. jurisdictions under regulatory and financial arrangements acceptable to us.

                       Risks Relating to Our Indebtedness

We will require a significant amount of cash to service our indebtedness, and our ability to generate cash depends on many factors beyond our control

  We expect to continue to generate substantial net losses and negative cash flow for the next few years. We may be unable to achieve a level of cash flow from operations sufficient to permit us to pay the principal and interest on our current indebtedness and any additional indebtedness we may incur. The senior discount notes were sold at a significant discount and must be repaid at maturity on March 1, 2008. Commencing September 1, 2003, we are required to make semi-annual interest payments of $29.2 million, based on the aggregate par value of $463.0 million. Our ability to make scheduled debt service payments will depend upon our ability to achieve significant and sustained growth in our cash from operations and to complete necessary additional financings.

  If we are unable to generate sufficient cash from operations to service our indebtedness, we may have to forego or delay development and enhancement of our video-on-demand system and service, restructure or refinance our indebtedness or seek additional equity capital or debt financing. We may not be able to effect any refinancing or new financing strategy on satisfactory terms, if at all. If we fail to satisfy our obligations with respect to our indebtedness, this could result in a default under the indenture governing our senior discount notes and could cause a default under agreements governing our other indebtedness. In the event of a default, the holders of indebtedness would have enforcement rights, including the right to accelerate the debt and the right to commence an involuntary bankruptcy proceeding against us. This would significantly harm the price of our common stock. Absent successful commercial deployments of our video-on-demand and interactive program guide services, ongoing technical development and enhancement of our video-on-demand system and significant growth of our cash flow, we will not be able to service our indebtedness.

Our leverage is substantial and will increase, making it more difficult to respond to changing business conditions

  We are highly leveraged. As of December 31, 1999, we had senior discount notes payable of approximately $293.6 million. The senior discount notes were sold at a significant discount and must be repaid at maturity on March 1, 2008 at the aggregate par value of $463.0 million. The degree to which we are leveraged could have important consequences to us and our investors, including, but not limited to, the following:

  . our ability to obtain additional financing in the future for working capital, operating expenses in connection with system deployments, development and enhancement of our video-on-demand system, capital expenditures, acquisitions and other general corporate purposes may be materially limited or impaired;

  . our cash flow, if any, will not be available for our business because a substantial portion of our cash flow must be dedicated to the payment of principal and interest on our indebtedness;

  . the terms of future permitted indebtedness may limit our ability to redeem our outstanding senior discount notes in the event of a change of control; and

  . our high degree of leverage may make us more vulnerable to economic downturns, may limit our ability to withstand competitive pressures and may reduce our flexibility in responding to changing business and economic conditions.

Our indebtedness contains restrictive covenants that could significantly limit our ability to engage in business activities that may be in our best interest

  The indenture governing our senior discount notes imposes operating and financial restrictions on us and our subsidiaries. These restrictions in specified cases significantly limit or prohibit our ability to:

  .  incur additional indebtedness;

  .  create liens upon assets;

  .  apply the proceeds from the disposal of assets;

  .  make investments;

  .  make dividend payments and other distributions on capital stock; and

  .  redeem capital stock.

  These covenants may limit our ability to finance our future operations or to engage in other business activities that may be in our best interest.

                 Risks Relating to this Offering and Our Stock

Our officers and persons affiliated with our directors hold a substantial portion of our stock and could reject mergers or other business combinations that a stockholder may believe are desirable

  Following this offering, our executive officers and directors, together with entities affiliated with such individuals, will beneficially own approximately % of our common stock. Acting together, these stockholders would be able to significantly influence all matters that our stockholders vote upon, including the election of directors or the rejection of a merger or other business combination that other stockholders may believe is desirable. In addition, this concentration of ownership may delay or prevent a change in control and might affect the market price of our common stock, even when a change may be in the best interests of all stockholders.

Stocks of early stage companies have experienced volatility, and our stock price could be extremely volatile. Consequently, you may not be able to resell your shares at or above the price you paid for them

  Before this offering, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. Further, the market price of our common stock may decline below the price you paid for your shares. The market price of our common stock could be subject to significant fluctuations after the offering. Among the factors that could affect our stock price are:

  .  quarterly variations in our results of operations;

  . changes in recommendations by the investment community or in their estimates of our revenues or operating results;

  .  speculation in the press or investment community;

  .  strategic moves by our competitors, such as product announcements;

  .  general market conditions; and

  . domestic and international economic factors unrelated to our performance.

  The stock market in general, and stocks of early stage companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock.

  In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If a securities class action suit is filed against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

There may be sales of a substantial amount of our common stock 180 days after this offering, or earlier, by our stockholders, and these sales could cause our stock price to fall

  Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through equity offerings in the future. A substantial number of outstanding shares of common stock and shares issuable upon exercise of outstanding options and warrants will become available for resale in the public
market at prescribed times. Of the     shares to be outstanding after the
offering,     shares offered by this prospectus will be eligible for immediate sale in the public market without restriction by persons other than our affiliates. The remaining %, or 42,599,357 shares, of our total outstanding shares and additional shares issuable upon exercise of outstanding warrants and options will be come available for resale in the public market as shown in the chart below.

     Number of Shares                         Date Available for Resale
     ----------------                         -------------------------
         ........................... Immediately

         ........................... 180 days after this offering, or earlier in
                                     Goldman, Sachs & Co.'s sole discretion

  Beginning 180 days after this offering, holders of    shares of the common
stock may require us to register their shares for resale under the federal securities laws. Registration of such shares would result in these stockholders being able to immediately resell their shares in the public market. Any such sales or anticipation thereof could cause the market price of our common stock to decline.

  In addition, after the offering, we also intend to register the     shares of
common stock subject to outstanding options or reserved for issuance under our existing and proposed stock plans. For more information, see "Shares Eligible for Future Sale."

Provisions in our charter documents and Delaware law may deter takeover efforts that you feel would be beneficial to stockholder value

  Our certificate of incorporation and bylaws and Delaware law contain provisions which could make it harder for a third party to acquire us without the consent of our board of directors. These provisions include a classified board of directors and limitations on actions by our stockholders. In addition, our board of directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquiror. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. While we believe these provisions provide an opportunity to receive a higher bid by requiring potential acquirors to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders and a takeover bid otherwise favored by a majority of our stockholders might be rejected by our board of directors.

                           FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue" or the negative of these terms or other comparable terminology. Examples of these forward-looking statements include, but are not limited, to statements regarding the following: our market opportunities, deployment plans, market acceptance, our business models, capital requirements, anticipated net losses and negative cash flow, revenue growth, anticipated operating expenditures and product development plans. These statements are only predictions.

  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Our actual results will differ and these differences will be material.

  In this prospectus, we use market data and industry forecasts that we have obtained from Veronis, Suhler & Associates, Paul Kagan Associates, Forrester Research, publicly available information and other industry publications. Neither we nor any of the underwriters represent that any such information is accurate. Each of these sources may have its own definitions for a particular market or market segment, and accordingly, the information obtained from one source might not be comparable with information obtained from other sources. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of this information. In particular, we do not know what rate of general economic growth was assumed in preparing forecasts. Forecasts of developing industries, such as ours, are not based upon sophisticated analyses of substantial amounts of historical data, as in the case of more mature industries. Thus, forecasts of developing industries like ours are much less likely to be accurate.

                                USE OF PROCEEDS

  We will receive net proceeds from the sale of the      shares of common stock
of approximately $    at an assumed initial public offering price of $    per
share (approximately $    if the underwriters' over-allotment option is
exercised in full), after deducting the estimated underwriting discounts and offering expenses payable to us.

  We intend to use the net proceeds of this offering for general corporate purposes, including working capital, to build inventory, to fund operating losses and for capital expenditures. These uses are expected to include significant expenses relating to:

  .  expanding our customer service and operating capabilities;

  .  continued enhancement of our core technologies; and

  .  development of our business infrastructure.

  The amounts actually expended for these purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and the other factors described under "Risk Factors." Accordingly, we will retain broad discretion in the allocation of the net proceeds of this offering. We may use a portion of the net proceeds to purchase some of our notes in the open market from time to time depending on market conditions. We regularly evaluate, in the ordinary course of business, potential acquisitions of or investments in complementary businesses, products or technologies. While we currently have no agreements, we could use a portion of the net proceeds for future acquisitions and investments. Pending such uses, we will invest the net proceeds of this offering in interest-bearing, investment grade securities.

                                DIVIDEND POLICY

  We have never paid cash dividends on our common stock or any other securities. We anticipate that we will retain all of our future earnings, if any, for use in the expansion and operation of our business and do not anticipate paying cash dividends in the foreseeable future. The indenture governing our senior discount notes prohibits us from paying cash dividends.

                                 CAPITALIZATION

  The following table sets forth our capitalization as of December 31, 1999:

  .  on an actual basis;

  . on a pro forma basis to reflect the exercise of warrants to purchase 186,000 shares of our common stock, the exercise of warrants to purchase 2,212,794 shares of our preferred stock and the conversion of these 2,212,794 shares and an additional 22,239,605 shares of preferred stock into an equivalent number of shares of our common stock upon the closing of this offering, and the sale of 1,666,667 of preferred stock in April and May 2000 which will convert into 1,666,667 shares of common stock upon closing of the offering; and

  .  on a pro forma as adjusted basis to reflect the sale of     shares of
     common stock offered by this prospectus at an assumed initial public
     offering price of $    per share, after deducting estimated underwriting
     discounts and offering expenses.

  This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes thereto included elsewhere in this prospectus.

                                                   At December 31, 1999
                                              ---------------------------------
                                                                     Pro Forma
                                               Actual    Pro Forma  As Adjusted
                                              ---------  ---------  -----------
                                                        (unaudited)
                                                (in thousands, except share
                                                           data)
Cash, cash equivalents and short-term
 investments................................. $ 110,169  $ 125,169
                                              =========  =========
Long-term debt:
  12 5/8% Senior Discount Notes due 2008..... $ 293,564  $ 293,564
  Capital lease obligation, less current
   portion...................................     1,000      1,000
                                              ---------  ---------
    Total long-term debt.....................   294,564    294,564
                                              ---------  ---------
Redeemable warrants..........................     2,411      2,411
Stockholders' deficit:
  Preferred stock, $0.001 par value,
   30,000,000 shares authorized, 22,239,605
   shares issued and outstanding actual; no
   shares issued and outstanding pro forma
   and pro forma as adjusted (1).............        22         --
  Common stock, $0.001 par value, 65,000,000
   shares authorized, 17,960,958 shares
   issued and outstanding actual; 42,599,357
   shares issued and outstanding pro forma
   and;    shares issued and outstanding pro
   forma as adjusted (2).....................        18         43
Additional paid-in capital...................   124,428    124,425
Deferred compensation........................      (863)      (863)
Deficit accumulated during the development
 stage.......................................  (292,258)  (292,258)
                                              ---------  ---------
  Total stockholders' deficit................  (168,653)  (168,653)
                                              ---------  ---------
    Total capitalization..................... $ 128,322  $ 128,322
                                              =========  =========

--------
(1) Excludes 135,650 and 200,000 shares of our preferred stock reserved for issuance upon exercise of options and warrants, respectively, outstanding at December 31, 1999.

(2) Excludes 8,473,285 and 4,676,800 shares of our common stock reserved for issuance upon exercise of options and warrants, respectively, outstanding at December 31, 1999 and approximately 1,336,942 shares of our common stock issuable upon exercise of warrants at an exercise price of $0.005 per share to be issued on May 15, 2000, to the holders of warrants issued in connection with our debt financing in May 1996.

                                    DILUTION

  If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible deficit per share of our common stock after this offering. We calculate net tangible deficit per share by dividing the net tangible deficit (total assets less intangible assets and total liabilities) by the number of outstanding shares of common stock.

  Our pro forma net tangible deficit at December 31, 1999, was $176,210,000 or $0.41 per share of common stock based on 42,599,357 shares of our common stock outstanding on a pro forma basis.

  After giving effect to the sale of the    shares of common stock by us at an
assumed initial public offering price of $    per share (less estimated
underwriting discounts and offering expenses payable by us), our pro forma net
tangible deficit at December 31, 1999 would be $   , or $   per share. This
represents an immediate decrease in the pro forma net tangible deficit of $
per share to existing stockholders and an immediate dilution of $    per share
to new investors, or approximately  % of the assumed initial public offering
price of $    per share. The following table illustrates this per share
dilution.

   Assumed initial public offering price per share......................     $
     Net tangible deficit per share at December 31, 1999................
     Increase per share attributable to this offering...................
                                                                         ---
   Net tangible deficit per share after the offering....................
                                                                             ---
   Dilution per share to new investors..................................
                                                                             ===

  The following table shows on a pro forma basis at December 31, 1999, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed public
offering price of $   per share, before deducting estimated underwriting
discounts and offering expenses.

                             Shares Purchased  Total Consideration     Average
                            ------------------ ---------------------    Price
                              Number   Percent  Amount     Percent    Per Share
                            ---------- ------- ---------  ----------  ---------
   Existing stockholders... 42,599,357
   New investors in this
    offering...............
                            ----------  ----    ---------  ---------
     Total.................
                            ==========  ====    =========  =========

  The foregoing discussion and tables assumes no exercise of any stock options after December 31, 1999 and no exercise of warrants that will remain outstanding after this offering. As of December 31, 1999, we had outstanding:

  . options to purchase 8,608,935 shares of common and preferred stock at a weighted average exercise price of $2.56 per share; and

  . warrants to purchase 4,876,800 shares of common and preferred stock at a weighted average exercise price of $0.18 per share.

  To the extent that any of these options or warrants are exercised, there will be further dilution to new stockholders.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated statement of operations and consolidated balance sheet data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data as of June 30, 1998 and 1999 and for each of the years in the three year period ended June 30, 1999, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of June 30, 1996 and 1997 and for the year ended June 30, 1996 have been derived from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated financial data as of December 31, 1999, and for the six months ended December 31, 1999 and 1998 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which include, in our opinion, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the information contained in this prospectus. The selected consolidated financial data should be read in conjunction with our consolidated financial statements as of and for the year ended June 30, 1999, the related notes thereto, and the related independent auditor's report. Since our inception, we have engaged principally in development and start-up activities. Accordingly, our results of operations are not necessarily indicative of results to be expected in any future period.

                                                               Six Months Ended
                                Year Ended June 30,              December 31,
                          -----------------------------------  ------------------
                           1996     1997     1998      1999      1998      1999
                          -------  -------  -------  --------  --------  --------
                                                                  (unaudited)
                                (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Revenues................  $   --   $   --   $    82  $    293  $    120  $  1,115
Operating expenses:
 Cost of product
  revenue...............      --       --       --        --        --      1,103
 Programming............      281    4,020    5,370     8,159     3,939     2,265
 Operations.............      --     1,340    4,542     8,162     4,102     3,000
 Engineering and
  development...........    8,435   11,763   18,070    24,321    11,159    12,203
 Sales and marketing....    1,071    2,960    4,384     5,707     2,606     3,293
 General and
  administrative........    1,482    3,673    8,552    16,581     6,792     9,143
 Depreciation and
  amortization..........       31      891    5,306    19,305     4,781     3,275
 Acquired in-process
  research and
  development (1).......      --     4,061   24,321       --        --        --
                          -------  -------  -------  --------  --------  --------
 Total operating
  expenses..............   11,300   28,708   70,545    82,235    33,379    34,282
                          -------  -------  -------  --------  --------  --------
Operating loss..........   11,300   28,708   70,463    81,942    33,259    33,167
Other (income) expense:
 Equity in (income) loss
  of investee...........     (357)   2,080    1,631       --        --        --
 Interest income........      (65)    (410)  (5,632)   (8,645)   (4,991)   (3,099)
 Interest expense.......      395    3,590   13,730    33,967    16,408    18,817
                          -------  -------  -------  --------  --------  --------
 Total other (income)
  expense, net..........      (27)   5,260    9,729    25,322    11,417    15,718
                          -------  -------  -------  --------  --------  --------
Net loss before
 extraordinary item.....   11,273   33,968   80,192   107,264    44,676    48,885
Extraordinary loss--
 early extinguishment of
 debt (2)...............      --       --    10,676       --        --        --
                          -------  -------  -------  --------  --------  --------
Net loss................   11,273   33,968   90,868   107,264    44,676    48,885
Accretion of redeemable
 warrants...............      --        91      763       969       522       304
                          -------  -------  -------  --------  --------  --------
Net loss attributable to
 common stockholders....  $11,273  $34,059  $91,631  $108,233  $ 45,198  $ 49,189
                          =======  =======  =======  ========  ========  ========
Basic and diluted net
 loss per share:
 Loss before
  extraordinary item....  $  1.03  $  2.22  $  4.92  $   6.31  $   2.65  $   2.79
 Extraordinary loss--
  early extinguishment
  of debt (2)...........      --       --      0.65       --        --        --
                          -------  -------  -------  --------  --------  --------
 Net loss per share.....  $  1.03  $  2.22  $  5.57  $   6.31  $   2.65  $   2.79
                          =======  =======  =======  ========  ========  ========
Shares used in per share
 computations...........   10,895   15,316   16,447    17,147    17,063    17,600
                          =======  =======  =======  ========  ========  ========

                                      As of June 30,
                             -----------------------------------  December 31,
                              1996    1997      1998      1999        1999
                             ------  -------  --------  --------  ------------
                                                                  (unaudited)
                                            (in thousands)
Consolidated Balance Sheet
 Data:
Cash, cash equivalents and
 short-term investments..... $4,004  $   234  $197,564  $130,737    $110,169
Property and equipment,
 net........................  2,537    7,063    19,349     9,792      11,602
Total assets................ 21,462   16,408   228,205   154,264     133,331
Long-term debt.............. 25,156   28,440   243,031   275,564     294,564
Redeemable warrants.........    --       376     1,139     2,108       2,411
Total stockholders'
 deficit.................... (7,909) (16,281)  (20,312) (127,413)   (168,653)

--------
(1) In connection with the acquisition of Norstar Multimedia, Inc. in July 1996 and Sarnoff Real Time Corporation in April 1998, we wrote off acquired in-process research and development of $4.1 million and $24.3 million, respectively, as one-time charges to operations for the fiscal years ended June 30, 1997 and 1998, respectively.

(2) In February 1998, we received $250.0 million in gross proceeds from an offering of 463,000 units consisting of warrants to purchase common stock and senior discount notes with an aggregate principal amount at maturity of $463.0 million. In connection with this unit offering, we retired all of our subordinated discount notes issued in a previous offering resulting in an extraordinary loss of approximately $10.7 million, ($0.65 per share), for the fiscal year ended June 30, 1998.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus.

Overview

  We are a leading provider of interactive, on-demand television products and services. We are the only company currently commercially deploying an end-to-end video-on-demand service in North America. We have also recently introduced an interactive program guide as a stand-alone product. DIVA was founded in June 1995. Since our inception, we have devoted substantially all of our resources to developing our video-on-demand products and services, establishing industry relationships, carrying out initial marketing activities, negotiating deployment agreements and establishing the operations necessary to support the commercial deployment of our video-on-demand products and services.

  Beginning in June 1999, we shifted our sales and marketing strategy to emphasize selling our video-on-demand hardware products, licensing our system software, and providing a suite of content acquisition and operational support services on an a la carte basis to network operators. Under this approach, the network operator purchases the video-on-demand system hardware and takes the capital and operating expense risk associated with such ownership. The network operator licenses our system software and can then select the other video-on-demand support services it wants to utilize. The network operator can select either the entire package of content and operational support services and pay us a portion of the revenues they receive from video-on-demand services, or select some or all of these services on a fee-for-service basis. We expect that the substantial majority of our future revenues will be derived from this new strategy.

  Prior to June 1999, we offered our video-on-demand service only as an end-to-end system solution for network operators. Under this approach, we own, install and fund all hardware and software components of our system. We manage and deliver the end-to-end video-on-demand service offering to cable subscribers. We generate revenues from deployment agreements with network operators based on a share of the revenues generated by the network operators from video-on-demand revenues and other monthly subscriber fees.

  Through December 31, 1999, we have generated minimal revenues and have incurred significant losses and substantial negative cash flow, primarily due to engineering and development expenditures and other costs required to develop our video-on-demand products and services. Since inception through December 31, 1999, we have an accumulated deficit of $292.3 million and have not achieved profitability on a quarterly or annual basis. We expect to continue to incur substantial net losses and negative cash flow for at least the next few years. Our historical revenues and expenditures are not necessarily indicative of, and should not be relied upon as an indicator of, revenues that may be attained or expenditures that may be incurred by us in future periods.

 Revenues

  Our revenues are comprised of three components: product revenues resulting from the sale of our video-on-demand hardware products; licensing revenues resulting from the licensing of our systems software applications; and service revenues resulting from programming services, our on-screen video-on-demand navigator and operations support services. To date, we have not recognized any revenues from our interactive program guide.

  Our contracts are generally multiple-element arrangements with a network operator involving a combination of video-on-demand hardware products, licenses for system software and selected content and operational services. As a result we recognize revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition," and Statement of Position 98-9, "Software Revenue Recognition, with respect to certain arrangements." Statement of Position 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on vendor specific objective evidence of the relative fair values of the elements. Vendor specific objective evidence is determined by the price charged when the element is sold separately. Statement of Position 98-9 requires recognition of revenue using the residual method in a multiple element arrangement when fair value does not exist for one or more of the delivered elements in the arrangement. Under the residual method, the total fair value of the undelivered elements is deferred and subsequently recognized in accordance with Statement of Position 97-2. Evidence of the fair value of the individual elements in our current agreements does not exist.

  As a result, upon the delivery of our video-on-demand hardware products, revenue is recognized to the extent of the cost of these hardware products. Any remaining product revenue is amortized on a straight-line basis over the remaining term of the agreement. We recognize license revenues ratably over the term of the agreement. If our services are provided on a fee-for-service basis, service revenues are recognized as the services are performed. If the services are provided on a revenue sharing basis, service revenues are recognized based on program purchases by subscribers.

   We expect our revenues to fluctuate significantly from quarter-to-quarter. See "Risk Factors."

 Operating Expenses

  Cost of Product Revenues. Our cost of product revenues consists of contract manufacturing costs, component and material costs, and other direct product expenditures associated specifically with our video-on-demand hardware products.

  Programming. Programming includes license fees payable to content providers, costs related to the acquisition and production of digitally encoded programming content (including movies, videos, previews and promotions) and content duplication and distribution expenses. Historically, programming expense has represented a significant portion of our operating expenses, since we provided all programming content as an integral component of our end-to-end video-on-demand service. In the future, we expect that programming expenses will decrease as a percentage of total operating expenses because we anticipate that some larger network operators will take responsibility for acquiring their own content. We expect to continue to incur programming expenses for network operators that elect to have us provide programming content or contract for an end-to-end video-on-demand service from us.

  Operations. Operations expense includes the cost of field operations, both for initial launches and for ongoing support of our installed video-on-demand base. These costs include personnel and other costs for technical support, customer service training, installation, launch support, and maintenance costs for our video-on-demand system. In addition, operations expense includes personnel and other costs which support our ongoing manufacturing relationships with third-party manufacturers. We expect operations expense to increase in the future due to an increase in the manufacture and sale of our video-on-demand hardware. To the extent network operators elect to contract with us for operations support, operations expense would increase in the area of field support and maintenance.

  Engineering and Development. Engineering and development expense consists of salaries, consulting fees, prototype hardware and other costs to support product development. Our engineering and development efforts involve ongoing system software development, system integration and new technology. To date, the most substantial portion of our operating expenses have been engineering and development expense. We expect to continue to incur significant engineering and development expenditures for continued development and enhancements to our video-on-demand products and services. We believe these expenditures are necessary to remain competitive, to assure our products and services are integrated with industry standards and to offer new services, such as our recently introduced interactive program guide, and enhancements to our customers.

  Sales and Marketing. To date, our sales and marketing expense has consisted of the costs of marketing our video-on-demand products and services to network operators and their customers and has included business development and marketing personnel, travel expenses, trade shows, consulting fees and promotional costs. Historically, our sales and marketing expense has also included telemarketing, direct mailings, targeted advertising and promotional campaigns and other direct marketing costs related to acquiring subscribers under our end-to-end video-on-demand service. In the future, we expect that direct marketing costs will not represent a significant component of total sales and marketing expense, as most network operators will take responsibility for marketing video-on-demand services to their subscribers. To the extent we provide these services, they will likely be performed under individual service agreements with the network operators and, accordingly, will fluctuate with revenues. Our future sales and marketing costs will consist primarily of market development and product management expenses.

  General and Administrative. General and administrative expense consists primarily of salaries and related expenses of management and administrative personnel, professional fees and general corporate and administrative expenses. In addition, general and administrative expense includes costs associated with the development, support and growth of our management information system infrastructure. We expect general and administrative expense to increase over time to support the expansion of our business activities.

  Depreciation and Amortization. Depreciation and amortization expense includes depreciation of property and equipment, including our video-on-demand hardware. Generally, depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Historically, depreciation expense has been a significant component of our operating expenses. This resulted from the significant investment in capital equipment necessary to deploy our end-to-end video-on-demand service. We expect depreciation expense to decrease as a component of operating expense in the future as network operators purchase the various video-on-demand hardware components directly from us.

 Other Income and Expense

  Other income and expense primarily consists of interest income and interest expense. Interest income consists of earnings on cash, cash equivalents and short-term investments. Interest expense consists primarily of accreted interest on our outstanding debt.

Results of Operations

Comparison of Six Months Ended December 31, 1999 and 1998

 Revenues

  Our total revenues for the six months ended December 31, 1999, were approximately $1,115,000, an increase of $995,000 from $120,000 for the six months ended December 31, 1998.

Service revenues were $171,000 for the six months ended December 31, 1999 and $120,000 for the six months ended December 31, 1998. Product revenue for the six months ended December 31, 1999 were $944,000. We had no product revenues for the six months ended December 31, 1998. The increase in product revenue was primarily due to the recognition of revenues related to sales of our video-on-demand hardware. In addition, at December 31, 1999, we received $731,000 for the future delivery of certain hardware, which was recorded as deferred revenue. This revenue will be recognized when this hardware is delivered and installed.

 Operating Expenses

  Programming. Programming expense was $2.3 million for the six months ended December 31, 1999 compared to $3.9 million for the six months ended December 31, 1998. The decrease in programming expense was primarily attributable to reduced labor and other related program production service costs. In addition, we have reduced the number of trailers, previews, promotions, and other encoding related costs, resulting in a reduction of overall expenditures in this area. The six months ended December 31, 1999 reflects this reduced level of expenditures when compared to the six months ended December 31, 1998.

  Operations. Operations expense was $3.0 million for the six months ended December 31, 1999 compared to $4.1 million for the six months ended December 31, 1998. The decrease in operations expenses is primarily the result of our decision to discontinue the manufacture of our own proprietary set-top box in the third quarter of fiscal 1999. As a result, manufacturing-related costs have decreased in the current period as compared to the comparable period in fiscal 1999.

  Engineering and Development. Engineering and development expense was $12.2 million for the six months ended December 31, 1999 compared $11.2 million for the six months ended December 31, 1998. The increase in engineering and development expense was attributable to the hiring of additional engineering and development personnel and outside consultants in connection with the further development and enhancement of our video-on-demand technology and the development of new products and services such as our interactive program guide.

  Sales and Marketing. Sales and marketing expense was $3.3 million for the six months ended December 31, 1999 compared to $2.6 million for the six months ended December 31, 1998. The primary items contributing to the increase in marketing expense were promotional expenditures in connection with our recent commercial deployments, continued business development activities and product management costs.

  General and Administrative. General and administrative expense was $9.1 million for the six months ended December 31, 1999 compared to $6.8 million for the six months ended December 31, 1998. Overall, these expenses have increased as a direct result of the growth in all phases of our operations. In addition to the increase in personnel related expenses, the increase in general and administrative expense is the result of increased rent expense due to the relocation of our corporate headquarters to a new facility and international business development expenses, including the operations of an office in the United Kingdom.

  Depreciation and Amortization. Depreciation and amortization expense was $3.3 million for the six months ended December 31, 1999 compared to $4.8 million for the six months ended December 31, 1998. The decrease in depreciation and amortization expense is the result of approximately $9.1 million in write-downs recorded in the fourth quarter of fiscal 1999 related to older, prototype video-on-demand hardware. In addition, approximately $2.7 million of previously capitalized equipment was transferred to inventory in the fourth quarter of fiscal 1999.

  Stock-Based Compensation. For the six months ended December 31, 1999 and 1998, we recorded $385,000 and $318,000, respectively, in deferred stock compensation expense. We expect to continue to grant options to employees which may result in an increase in deferred stock-based compensation which will be amortized over the applicable vesting periods of the options.

 Other Income and Expenses

  Interest income was $3.1 million for the six months ended December 31, 1999 compared to $5.0 million for the six months ended December 31, 1998. The decrease in interest income is the result of a decrease in cash and cash equivalent balances which are invested in short-term interest bearing accounts and a decrease in short-term investments. Interest expense was $18.8 million for the six months ended December 31, 1999 compared to $16.4 million for the six months ended December 31, 1998.

Comparison of Years Ended June 30, 1999, 1998, and 1997

 Revenues

  Our revenue was $293,000 for the fiscal year ended June 30, 1999 and $82,000 for the fiscal year ended June 30, 1998 and consisted of service revenues only. We did not record any revenues during the year ended June 30, 1997, since we did not begin limited commercial introduction of our end-to-end video-on-demand service until fiscal 1998.

 Operating Expenses

  Programming. Programming expense was $8.2 million for fiscal 1999, $5.4 million for fiscal 1998 and $4.0 million for fiscal 1997. The increase in programming expenses was primarily attributable to our multiple commercial deployments, including the encoding of content in multiple formats, and an increase in the overall volume of available programming content in our library. Additionally, we experienced increased personnel costs in the area of program acquisition and program production services.

  Operations. Operations expense was $8.2 million for fiscal 1999, $4.5 million for fiscal 1998 and $1.3 million for fiscal 1997. The increase in operations expense between fiscal 1999, fiscal 1998 and fiscal 1997 primarily resulted from increased personnel costs in both the operations and manufacturing areas as we commercially launched our end-to-end video-on-demand service and increased our manufacturing activities related to the production of our video-on-demand hardware and our prototype set-top boxes. Another factor contributing to the increase was the expansion of our network operations center in King of Prussia, Pennsylvania and an increase in the number of staff based there.

  Engineering and Development. Engineering and development expense was $24.3 million for fiscal 1999, $18.1 million for fiscal 1998 and $11.8 million for fiscal 1997. The increase in engineering and development expense between fiscal 1999, fiscal 1998 and fiscal 1997 was attributable to the hiring of additional engineering and development personnel and outside consultants in connection with the further development and refinement of our video-on-demand technology, including activities directed toward reducing the cost of this technology. In addition, we dedicated significant engineering and development resources to integrate our video-on-demand technology with various industry standard digital platforms, including industry standard digital set-top boxes. Prototype set-top box costs and server development expenses of approximately $5.7 million for fiscal 1999 and $11.5 million for fiscal 1998 were also included in engineering and development expense. Additional engineering and development expenses of $6.6 million in fiscal 1999 and $1.6 million for fiscal 1998 were attributable to the consolidation of engineering and development expenditures from Sarnoff Real Time Corporation, or SRTC, subsequent to completion of our acquisition of SRTC.

  Sales and Marketing. Sales and marketing expense was $5.7 million for fiscal 1999, $4.4 million for fiscal 1998 and $3.0 million for fiscal 1997. The primary items contributing to the increase in marketing expense were the hiring of additional personnel, promotional expenditures in connection with our commercial deployments and continued business development activities, including participation in industry trade shows and exhibits in fiscal 1999 and fiscal 1998, and increased product management costs.

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

  General and Administrative. General and administrative expense was $16.6 million for fiscal 1999, $8.6 million for fiscal 1998 and $3.7 million for fiscal 1997. Overall, these expenses increased as a direct result of the growth in all phases of our operations. The increase between fiscal 1999, fiscal 1998 and fiscal 1997 relates primarily to increased personnel from 20 full-time employees at June 30, 1997 to 35 full-time employees at June 30, 1998 and to 49 full-time employees at June 30, 1999. In addition to the increase in personnel related expenses, the increase in fiscal 1999 compared to fiscal 1998 is the result of $1.5 million in recruiting related expenses (of which $1.1 million was in connection with the hiring of a new President and Chief Executive Officer), $1.0 million in compensation expense, $500,000 in increased legal and patent-related expenses and $400,000 in international business development expenses, including the opening of an office in the United Kingdom. Additional expenses of $1.4 million in fiscal 1999 were attributable to the consolidation of general and administrative expenses from SRTC subsequent to the completion of the acquisition of SRTC. There were no comparable expenses for fiscal 1998.

  Depreciation and Amortization. Depreciation and amortization expense was $19.3 million for fiscal 1999, $5.3 million for fiscal 1998 and $891,000 for fiscal 1997. The significant increase in depreciation and amortization expense in fiscal 1999 is primarily the result of a write-down of approximately $9.1 million related to older, prototype video-on-demand hardware. This charge resulted from a change in our sales and marketing strategy that occurred in the fourth quarter of fiscal 1999. The increase in depreciation and amortization expense in fiscal 1998 was the result of our commercial deployments and the resulting increase in video-on-demand hardware placed in service, as well as an overall increase in general capital equipment used in other phases of our operations.

  Stock-Based Compensation. In fiscal 1999, we recorded deferred stock-based compensation of $2.0 million, representing the difference between the exercise price and the deemed fair value of our common stock on the grant date for stock options granted to our employees. This amount is being amortized over the vesting periods of the individual stock options. In fiscal 1999, $738,000 of this amount was amortized, and the remaining amount will be amortized as follows: $627,000 in fiscal 2000, $368,000 in fiscal 2001, $196,000 in fiscal
2002 and $57,000 in fiscal 2003.

 Other Income and Expense

  Interest income was $8.6 million for fiscal 1999, $5.6 million for fiscal 1998 and $410,000 for fiscal 1997. The increase in interest income is the result of increased cash and cash equivalents balances that are invested in short-term interest bearing accounts and an increase in short-term investments. Interest expense increased substantially to $34.0 million for fiscal 1999 from $13.7 million in fiscal 1998 and $3.6 million in fiscal 1997. Interest expense is expected to continue to increase in fiscal 2000. The increase in interest expense was due to the significant increase in our debt as a result of the offering of our 12 5/8% senior discount notes due 2008, which was completed on February 19, 1998. The senior discount notes were issued at a substantial discount from their aggregate principal amount at maturity of $463.0 million. Although cash interest is not payable on these notes prior to September 1, 2003, our interest expense includes the accretion of such interest expense. The carrying amount of the senior discount notes will accrete to its face value by March 1, 2003. Beginning September 1, 2003, cash interest will be payable on the notes semi-annually in arrears on each March 1st and September 1st at a rate of 12 5/8% per annum.

  In February 1998, our subordinated discount notes due 2006 were exchanged for a portion of the senior discount notes. In connection with this exchange, we recorded an extraordinary loss of approximately $10.7 million ($0.65 per share), consisting primarily of a cash premium paid to holders of the subordinated discount notes, resulting from the exchange of these notes. This charge was included in our net loss for fiscal 1998.

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

 Provision for Income Taxes

  We have not provided for or paid federal income taxes due to our net losses. As of June 30, 1999, we had net operating loss carryforwards of approximately $148.2 million to offset future income subject to federal income taxes and $82.0 million available to offset future California taxable income. As of June 30, 1999, we had $6.5 million in net operating losses to offset future New Jersey taxable income. The extent to which such loss carryforwards can be used to offset future taxable income may be limited because of ownership changes pursuant to Section 382 of the Internal Revenue Code of 1986, as amended.

Liquidity and Capital Resources

  From inception through December 31, 1999, we have financed our operations primarily through the gross proceeds of private placements totaling approximately $83.3 million of equity and $250.0 million of high yield debt securities, net of repayments. As of December 31, 1999, we had cash and cash equivalents and short-term investments totaling $110.2 million.

  Net cash used in our operating activities was $23.9 million for fiscal 1997, $37.2 million for fiscal 1998, $53.6 million for fiscal 1999, $21.5 million for the six months ended December 31, 1998 and $24.2 million for the six months ended December 31, 1999. The net cash used in operations during these periods was primarily due to net losses, offset by the write-offs of acquired in-process research and development in connection with the acquisition of Norstar Multimedia, Inc. and SRTC, depreciation and amortization expense, amortization of issuance costs and the discount accretion on convertible notes payable during fiscal 1997. Net cash used for acquisitions of property and equipment, primarily for video-on-demand hardware and general capital equipment associated with our growth, was $11.0 million for fiscal 1997, $15.0 million for fiscal 1998, $13.5 million for fiscal 1999, $7.9 million for the six months ended December 31, 1998 and $3.8 million for the six months ended December 31, 1999. Net cash provided by financing activities for fiscal 1997 was $25.0 million, related primarily to issuances of equity, notes and the release of restrictions on cash received from the issuance subordinated discount notes extinguished during this period. For fiscal 1998, net cash provided by financing activities was $245.9 million provided by the net issuance of $46.0 million of preferred stock and $199.9 million of senior discount notes. For fiscal 1999, net cash provided by financing activities was $291,000, primarily reflecting stock option exercises. During the six months ended December 31, 1999, we raised $7.0 million by issuing preferred stock to General Instrument (subsequently acquired by Motorola). In April and May 2000, we entered into agreements to raise a total of $15.0 million by issuing preferred stock to OpenTV, NTL and Liberate.

  On February 19, 1998, we received $250.0 million in gross proceeds from an offering of 463,000 units consisting of senior discount notes with an aggregate principal amount at maturity of $463.0 million and warrants to purchase an aggregate of 2,778,000 shares of common stock. The notes are senior unsecured indebtedness, and rank pari passu with any future unsubordinated unsecured indebtedness. The notes will be senior to any future subordinated indebtedness, but effectively will be subordinated to any future secured indebtedness.

  The indenture governing our senior discount notes imposes operating and financial restrictions on us and our subsidiaries. These restrictions in certain cases significantly limit or prohibit our ability directly and through our subsidiaries to incur additional indebtedness, create liens upon assets, apply the proceeds from the disposal of assets, make investments, make dividend payments and other distributions on capital stock and redeem capital stock. These covenants may limit our ability to finance our future operations or to engage in other business activities that may be in our best interest.

  The senior discount notes were sold at a significant discount, and must be repaid at maturity on March 1, 2008. Commencing September 1, 2003, we are required to make semi-annual interest

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

payments of $29.2 million, based on the aggregate par value of $463.0 million. There are no principal payments due on the senior discount notes prior to maturity on March 1, 2008.

  Our gross proceeds from the issuance of the senior discount notes were approximately $250.0 million. In connection with the offering, we allocated approximately $18.1 million of the proceeds to the warrants. The net proceeds from the offering of the notes were approximately $199.9 million, after deducting placement fees and other offering costs, the extinguishment of all the subordinated discount notes issued in a previous offering and a premium paid in connection with the early extinguishment of these notes.

  We expect to require significant working capital and incur significant operating expenses in the future. Working capital requirements include inventory expenditures for our video-on-demand and interactive program guide hardware and general capital expenditures associated with our anticipated growth. Our working capital needs will, in part, be determined by the rate at which network operators purchase and introduce our video-on-demand products and services. In addition to working capital, we intend to make significant expenditures for continued development and enhancement of our video-on-demand technology, development of new services and other expenses associated with the delivery of our video-on-demand products and services. Our actual cash requirements may vary from expectations and will depend on numerous factors and conditions, many of which are outside of our control. We may also use a portion of our cash resources to purchase some of our outstanding indebtedness in the open market from time to time depending on market conditions.

  We believe that the net proceeds from this offering together with our cash, cash equivalents and short-term investments will be sufficient to satisfy our cash requirements at least through the next twelve months. Thereafter, we will need to raise significant additional funds to support our operations. However, we may need to raise additional funds earlier if our estimates of working capital and operating expenditure requirements change or prove to be inaccurate. We may also need to raise significant additional funds in order to respond to unforeseen technological or marketing hurdles or to take advantage of unanticipated opportunities. We have no present commitments or arrangements assuring us of any future equity or debt financing, and there can be no assurance that we will be able to obtain any such equity or debt financing on favorable terms or at all. In the event that we are unable to obtain such additional capital, we will be required to delay the expansion of our business or take other actions that would harm our business and our ability to achieve sufficient cash flow to service our indebtedness. To the extent we raise additional cash by issuing equity securities, our existing stockholders will be diluted.

Acquired In-Process Research and Development Expense

  During fiscal 1997, we acquired Norstar for $4.1 million, consisting of 857,370 shares of Class C common stock and cash consideration of $3.4 million. In connection with the Norstar acquisition, we wrote off acquired in-process research and development expenses of $4.1 million as a charge to operations for fiscal 1997 since the Norstar technology acquired had not reached technological feasibility and there was no future alternative use for this technology.

  In April 1998, we acquired in a stock-for-stock acquisition the 60% of the issued and outstanding stock of SRTC not already owned by us. We issued 3,277,539 shares of Series AA Preferred Stock and assumed all outstanding SRTC stock options. We accounted for the merger as a purchase, and, accordingly, the operating results of SRTC have been included in our consolidated financial statements since April 1, 1998. As a result of the SRTC acquisition, we allocated $535,000 to intangible assets and $24.3 million to acquired in-process research and development expenses as a charge to our operations for fiscal 1998.

  In connection with the acquisition of SRTC, we analyzed the intangible assets acquired. As a result of this analysis, two key intangibles, server technology under development and existing

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

assembled workforce, were identified. The method used to estimate the fair market value of certain assets was the cost approach. This approach is based on the theory that a prudent investor would pay no more than the cost of constructing a similar asset of like utility at prices applicable at the time of appraisal. The cost approach is often used to value an early stage technology, or non income-generating asset. Given that the server was in the early development stage, the cost approach was used to value the server technology and the assembled workforce. In employing the cost approach, we first identified the historical costs incurred by SRTC in developing the video-on-demand server. Then, these costs were adjusted upward by 5% to reflect an inflation/wage adjustment factor. Additionally, the total costs were reduced by a 15% efficiency factor to represent development savings based on the knowledge and experience of SRTC personnel as of the current date. Such costs totaled $24.3 million.

  At the time of the acquisition, the server technology was still in development. Although prototypes of the server had been integrated in our video-on-demand service and deployed in limited commercial trials, it was not scaled for widespread commercial deployment. Accordingly, the server technology was not expected to generate significant revenue for us and had no future alternative use at the time. We intended to expend significant resources to develop the server technology. In connection with the server technology we identified two major significant development programs.

  The first program included redesigning the hardware and the software in order to significantly reduce the cost of our video-on-demand server. We determined that to achieve widespread commercial deployments, we had to significantly reduce the cost per stream. Additionally, we embarked on a development plan to reduce the footprint of the server by at least 20% and reprogram hundreds of thousands of lines of code to more efficiently utilize the data. This development effort included writing new storage algorithms and software code (to improve the way the data is read), rewriting the buffer code, using more dynamic access ram memory, employing fiber optic technology for remote access and developing other technology features. The new server represented a significant redesign, and there were significant risk factors regarding its technological feasibility. The first version of the new server product was introduced in mid-1999 and will be upgraded periodically thereafter. We spent approximately $5.5 million for this server development in fiscal 1999 and expect to spend approximately $2.5 million in fiscal 2000.

  The second program involves development of a completely new hardware and software architecture for the server component used in our video-on-demand service network. This version of our video-on-demand server is expected to use industry-standard microprocessors and electronic circuit boards and chassis. In addition, we will use a commercially available real time operating system. We will also need to integrate the video-on-demand application with this video-on-demand server. The second-generation server is planned to be modular to allow for more effective scaling of server capacity and to provide improved fault handling. Although this next generation server is expected to employ commercially available hardware and software as a basis for the platform, it will require substantial research and development to combine the hardware and software components into a commercially available operating system. Many of the concepts and technologies are new and have little or no previous commercial history. We spent approximately $2.7 million in fiscal 1999 and expect to spend approximately $6.0 million on this video-on-demand server development for fiscal 2000.

  We expect development of this next version of our video-on-demand server to be substantially completed by the second half of fiscal 2000. The completion of the aforementioned development programs by the second half of 2000 is key to the widespread commercial deployment of our video-on-demand service. The risks of completing the development effort were significant as of April 1, 1998. If we had not been able to complete the development of the technology acquired, our ability to enter into long-term contracts with network operators to provide an economical, commercially viable video-on-demand service would have been greatly impaired.

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

  We retained substantially all of SRTC's existing personnel, and as a result we valued the assembled workforce using the cost approach. This approach assigned costs to acquire and train the existing workforce on a fully burdened basis of approximately $535,000 for the remaining 60% ownership.

Financial Market Risks

  We are exposed to financial market risks, including changes in interest rates and marketable equity security prices. Typically we do not attempt to reduce or eliminate our market exposures on our investment securities because the majority of our investments are short-term.

  The fair value of our investment portfolio or related income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due mainly to the short-term nature of the major portion of our investment portfolio.

  All of the potential changes noted above are based on a sensitivity analysis performed on our balances as of June 30, 1999.

Recent Accounting Pronouncements

  In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, hedging activities, and exposure definition. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Earlier application of the Statement is permitted. We do not expect it to have a material impact on our results of operations or financial position.

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. Statement of Position No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. We do not expect that the adoption of Statement of Position No. 98-1 will have a material impact on our consolidated financial statements.

  In December 1999, the Securities and Exchange Commission issued SAB No. 101, "Revenue Recognition in Financial Statements," which will be effective for us in the first quarter of fiscal 2001. We are currently analyzing this statement, but do not expect it to have a material impact on our consolidated financial statements.

  In March 2000, the Financial Accounting Standards Board issued Financial Accounting Standard Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation." This interpretation clarifies the accounting for certain issues relating to employee stock-based compensation awards, including the definition of employee, the criteria for a non-compensatory plan and the accounting for the modification of terms of stock award plans. We are currently analyzing this interpretation, but do not expect it to have a material impact on our consolidated financial statements.

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

                                    BUSINESS

Overview

  We are a leading provider of interactive, on-demand television products and services. We are the only company currently commercially deploying an end-to-end video-on-demand service in North America. We have also recently introduced an interactive program guide as a stand-alone product. Both our video-on-demand service and interactive program guide operate on industry-standard digital set-top boxes and operating systems and provide flexible and cost-effective interactive television solutions for cable and other broadband network operators, which we refer to as network operators.

  Our video-on-demand service allows cable television digital subscribers to select movies and other content for immediate viewing. Choosing from over 4,000 DIVA-licensed movie and video titles, network operators can offer their digital subscribers in-home access to a selection of over 300 titles, including new release feature films, classic films, children's programming and other special interest programming, with pause, rewind and fast-forward control. Subscribers generally pay on a per selection basis and can also subscribe on a fixed monthly fee basis for some of our package offerings. Our interactive program guide allows digital subscribers to navigate through the increasingly large selection of viewing choices and services offered by today's network operators. We are enhancing our core technology to support on-demand timeshifted television and interactive targeted advertising. We believe that as the market for interactive television services evolves, we can capitalize on these opportunities, as well as on new services including television-based e-commerce.

  We have recently deployed the newest version of our video-on-demand services at three Insight Communications systems, one MediaOne system and one Charter Communications system. In May 2000, we entered into an agreement with Charter to deploy our video-on-demand services in a number of its cable systems. The agreement covers Charter's Los Angeles and Atlanta area systems, and provides incentives for Charter to deploy our service in other markets. MediaOne, Charter and Insight are, respectively, the fourth, fifth and eighth largest cable operators in the United States. Our interactive program guide has recently been deployed on a limited basis at two cable operators' systems. We are currently developing a video-on-demand capability for NTL, the largest cable network operator in the United Kingdom. We continue to pursue discussions with major cable operators in the United States for deploying an expansion of our services at selected sites. We are also pursuing other international opportunities primarily in Western Europe. As the first video-on-demand provider to be commercially deployed with several cable operators, we believe that we are well-positioned to capture significant market share for video-on-demand and other interactive, on-demand products and services.

Market Opportunity

  The home entertainment industry, which includes cable television, direct broadcast satellite, pay per view and video rentals, is a large and growing market. The market opportunity for interactive, on-demand television products and services is being driven by:

  . demand from cable operators for new services to increase their share of home entertainment industry revenues, differentiate their product offerings from direct broadcast satellite and further drive penetration of their digital programming packages;

  . the rollout of digital set-top boxes and upgraded cable plant, making interactive services technically feasible; and

  . significant reductions in the cost of technology, making interactive on-demand television products and services commercially viable.

 The home entertainment industry is large and growing

  The reach and popularity of television have increased substantially over time, resulting in television becoming the primary form of home entertainment. This popularity has largely been driven

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

by the emergence of new technologies and delivery systems for television programming which have provided consumers with increased choice and control of their viewing options. According to Veronis, Suhler & Associates, consumer spending on television-based home entertainment has increased from $36 billion in 1994 to $57 billion in 1999 and is expected to reach $76 billion in 2003. In 1999, approximately $18.7 billion of this market was comprised of videotape rentals and sales and $1.9 billion was comprised of pay-per-view.

 Cable operators are facing increasing competition

  In the United States, cable operators have been the traditional supplier of multi-channel video home entertainment services to consumers. However, alternative providers such as direct broadcast satellite operators, cable overbuilders, broadband telecommunications providers and even utility power companies, have begun to challenge the cable industry monopolies. Today, the primary competitors to cable operators are direct broadcast satellite operators such as DirecTV and EchoStar, which offer consumers more programming choice, as well as digital video and sound. The typical direct broadcast satellite offering includes 100 video channels, 30 digital music channels and up to 55 channels dedicated to near-video-on-demand services, as compared to the significantly fewer number of channels that are offered on traditional analog cable systems. In addition, direct broadcast satellite operators have begun to improve their competitive position by carrying local television stations and introducing interactive services. The increased choice and quality of direct broadcast satellite offerings have attracted consumers. According to SkyREPORTS, there are currently more than 11.8 million direct broadcast satellite subscribers in the United States and an estimated 225,000 new subscribers are added each month. As direct broadcast satellite providers and other competitors seek to increase penetration of their services, they present a growing threat to the cable television industry.

 Cable operators are responding to these competitive threats by upgrading their cable plant and deploying digital set-top boxes

  To compete with these alternative providers of multi-channel programming services, cable operators have embarked on new service initiatives requiring cable network upgrades and the wide-scale deployment of digital set-top boxes. By the end of 2000, cable operators expect that 75% of their cable plant will be upgraded to two-way-capable hybrid fiber coaxial plant. In addition, in 1999, cable operators in the United States tripled their deployment of digital set-top boxes to 3.5 million. Industry analysts predict that digital set-top box deployment will grow from 10 million at the end of 2000 to 32 million at the end of 2004. The deployment of digital set-top boxes coupled with these network enhancements has enabled cable operators to offer new services, including digital programming and interactive, on-demand television services such as video-on-demand, to their subscribers. We believe digital programming coupled with video-on-demand allows cable operators to offer subscribers a superior product to that offered by the direct broadcast satellite operators. Direct broadcast satellite operators cannot currently offer video-on-demand services due to bandwidth and scalability limitations. Recently, several cable operators have begun trials of video-on-demand services, and a few have begun initial commercial deployments at selected locations. Paul Kagan estimates that services enabled by digital set-top boxes and two-way upgraded cable plant will generate $10.8 billion of revenue in 2004 over the next ten years, with video-on-demand services generating 39% of this revenue.

  The widespread rollout of digital services and the increased choice in programming is creating demand for interactive program guides. Due to digital and compression technologies, digital cable viewers can access more than 100 broadcast channels, video-on-demand, Internet-to-the-television and other enhanced service offerings. We believe interactive program guides will become portals through which viewers can easily navigate this broad selection of programming and service choices. Forrester Research estimates that the average interactive program guide user visits the interactive

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

program guide four times per hour of viewing. With the average household viewing television for seven hours a day, interactive program guides offer opportunities for cable operators to generate significant revenues from advertising. Forrester Research estimates that annual advertising-related revenues generated by electronic program guides will reach $3.4 billion by 2004.

 Significant reductions in the cost of digital set-top boxes and video-on-demand technology are enabling wide-scale deployments

  The recent roll-out of digital set-top boxes and two-way cable plant have made the deployment of video-on-demand and other interactive services possible. Significant technology developments and reductions in costs over the last several years have made wide-scale deployment of these services commercially viable. Video-on-demand can be delivered through industry standard digital set-top boxes now being deployed, eliminating the need to purchase additional in-home equipment to provide these services. The economics of video-on-demand have improved dramatically through advances in microprocessor power and the rapid decline in storage costs, which have lowered the cost of set-top boxes and video-on-demand hardware. For example:

  . the cost of a digital set-top box to the cable operator has declined from over $1,000 in 1997 to less than $300 and is expected to decline further; and

  . the disk drive capacity required to store a typical two-hour movie on our video server has declined from a cost of $4.00 in 1996 to $0.12 now and is expected to decline further.

DIVA Benefits

  We believe that our interactive, on-demand television products and services provide cable and other broadband network operators the following benefits:

  Compelling On-Demand Entertainment. Our video-on-demand services offer subscribers immediate access to hundreds of viewing choices including feature films, children's programming and specialty shows. This service combines anytime start convenience, pause, fast forward and rewind control with high-quality digital picture and sound at prices comparable to home video rentals. Our video-on-demand service eliminates inconvenient trips to the video store, late return fees and tape rewind charges. Our interactive program guide, which combines programming information and full motion video, serves as an easy-to-use television portal to help consumers navigate the myriad of channels and services offered by digital cable.

  Significant Revenue Opportunity. We believe our on-demand television products and services provide a platform that enables cable operators to generate greater revenue from customer penetration for their digital cable offering and significant incremental revenue from ordering on-demand movies and other programming. We believe our interactive program guide provides operators with additional revenue opportunities from promotions and advertising. Our solution can also offer an attractive return on invested capital. We believe that cable operators can recover the incremental capital costs to implement the DIVA video-on-demand solution in less than one year solely from the additional revenues generated by movie purchases.

  Comprehensive and Flexible Service Offering. Our comprehensive offering has been field-proven and, accordingly, reduces both the time-to-market and the operational challenges associated with implementing interactive television services. We offer a core suite of software products and services that enable and manage the network operator's video-on-demand system. These products and services include:

  . automated video asset management;

  . a full-motion, easy-to-use, on-screen navigator;

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

  . programming and entertainment services represented by over 4,000 licensed video titles;

  . the required hardware products including the video server; and

  . the ability to provide a network operator-branded service.

Network operators can select either this end-to-end solution or any of the individual components depending upon their needs. We believe that this flexibility is attractive to a wide range of network operators.

  Sophisticated Back-Office Solution. We believe we are the only video-on-demand provider to have developed a complete back-office solution. Our services integrate billing with an audit trail for network operator revenue recognition, studio contract royalty reporting and market research. This gives the network operator the ability to offer its customers a variety of subscriptions, packages and promotions without requiring an overhaul of existing billing systems. We have successfully integrated our on-demand television services with the systems provided by the three largest cable billing companies. We also have developed a highly automated video asset management system to track and manage a large array of video content. This database system tracks a title from acquisition through distribution and provides payment details and other information for content providers.

  Flexible Architecture. Our architecture is designed to scale to support thousands of titles and serve even the largest cable systems. Our software and hardware products can integrate with major digital broadcast platforms including Motorola and Scientific-Atlanta in the United States and PACE in Europe. Our video-on-demand application requires minimal processing power and memory. In addition, our video-on-demand application can be activated remotely, eliminating the need for an on-site installer visit. Importantly, it allows the cable operator to offer multiple digital services on today's low-cost set-top boxes. We are also integrating our services with set-top box software provided by Liberate, Microsoft TV Platform, OpenTV and Power TV.

DIVA Strategy

  Our objective is to be the leading provider of interactive, on-demand television products and services for cable and other broadband network operators. Our strategy includes the following key elements:

  Leverage our first mover advantage. Our goal is to leverage our position as the first provider of a commercially deployed video-on-demand system to become the leading provider of a wide range of interactive, on-demand television services. Our extensive field experience has allowed us to gather practical feedback on our system and its technology and develop a solution that is not only compelling to consumers, but also scalable and flexible from the network operator's perspective.

  Aggressively expand our customer base. We plan to continue to build relationships with cable and other network operators in order to maximize our share of video-on-demand subscribers. We have designed our services to be attractive to network operators seeking to increase their digital penetration. Our ability to achieve significant market share will allow us to leverage our platform in order to develop and offer new services.

  Pursue commercial opportunities for our interactive program guide. We have developed a scalable, visually rich and easy-to-use interactive program guide. We have recently begun to market the interactive program guide as part of our end-to-end video-on-demand service and as a stand-alone product. We may seek industry partners to facilitate commercialization of the interactive program guide.

  Enhance and expand our products and services. We have spent four years and over $100 million to develop our comprehensive software and hardware solution for interactive, on-demand television. Currently, we have over 150 engineers dedicated to developing our technology. We plan to continue to aggressively invest in technology in order to enhance our current service offerings as well as to develop additional new services that benefit from our expertise in interactive video applications, including timeshifted television.

  Pursue industry relationships. We will continue to develop industry relationships with leading broadband network hardware and software vendors in order to ensure interoperability of our services, as well as maintain and expand relationships with our 38 content providers, including major Hollywood studios. We plan to establish commercial relationships with additional content providers in order to provide the broadest array of programming to viewers.

  Adapt our technology and services for other broadband networks. We have designed our video-on-demand services for the hybrid fiber/coaxial networks deployed by the cable television industry. Recently, other telecommunications companies have begun rapid deployment of broadband networks based on digital subscriber line, or DSL, technology. We are currently developing an interface for this technology to provide these companies with a video-on-demand solution and an interactive program guide when their networks are prepared to support high-capacity transmission. We also plan to expand our service offering to the Internet environment as the Internet develops over time into a sufficiently reliable transmission medium to deliver broadcast-quality video to both the television and personal computer.

  Penetrate global markets. We believe there is a significant demand for our products and services in Europe. The majority of Western European cable networks are two-way capable. European cable operators are rapidly deploying digital set-top boxes to provide interactive services to compete with direct broadcast satellite operators. We plan to pursue international opportunities to deploy our on-demand products and services and increase our worldwide customer base. We currently have a deployment agreement with NTL and we are in discussion with other large broadband network operators, including providers of cable television and DSL services. We are developing the interfaces to enable our system to work with European standards.

Products

 Video-On-Demand

  At the core of our video-on-demand system is a suite of software and hardware products. Together, these products can be used to deliver a wide array of interactive, on-demand television services. Our software is grouped into two broad categories: system manager software through which the network operator manages the video-on-demand system and navigation software that permits viewers to search for and select video-on-demand content. Our hardware products include video servers and network access equipment.

  Our system manager software manages video servers and network access equipment. It provides interfaces for billing, content management and an operator's customer management system. We offer software applications that manage video content from acquisition through encoding, distribution, exhibition, archiving and destruction. We also provide detailed billing information for the content providers.

  Our navigation software, the navigator, is a cable viewer's interface with our video-on-demand system. Our navigator is operated through a standard television remote control and allows a viewer to locate, browse and preview movies by title, genre or new release prior to purchase. A viewer can access free movie previews as well as movie information screens that display MPAA ratings, run-time, lead actors and price. A movie-saver feature allows the viewer to exit a title at any time, watch other video-on-demand programs or broadcast television and return to the exact point of previous exit at a later time during the video-on-demand rental period. Our navigator also allows a viewer the opportunity to set parental controls and spending and rating limits.

 Interactive Program Guide

  An interactive program guide can be the subscriber's first screen, or portal, when turning on the television. These guides array the multiple channel options being broadcast at given times in a series of screens that are controllable by the viewer and displayed in category-coded themes. Within the screens, the viewer can make selections of specific programs to receive more detailed information regarding such programs. Opportunities also exist to combine this information with full-motion video to provide previews or targeted advertising.

  Our interactive program guide product is a software and hardware solution allowing viewers to search and access the large selection of viewing choices offered by digital television. Our interactive program guide is easy to use and quickly responds to viewer commands. The interactive program guide information is streamed in real-time to the viewer and is instantly available to the viewer whenever the set-top box is on, in contrast to other guides that provide the information to the set-top box hourly or, in some cases, overnight. Our interactive program guide also features sorting by categories like favorites, movies, kids and sports to assist the viewer in quickly finding desired programming.

  Our interactive program guide is fully customizable to feature an operator's trademark, logo and color palette, enabling an operator to maintain a strong brand identity. Because our interactive program guide uses a minimal amount of processing power and memory, it allows a network operator to deploy other set-top applications such as video-on-demand and interactive advertising and Internet access.

 New Product Developments

  We are developing the capability to offer new on-demand television services. Our product developments include:

  . Timeshifted television--taking advantage of the storage and streaming capability of the video-on-demand server to store broadcast content. The service will provide customers with on-demand access to individual programs or entire channels at any time. When integrated with a program guide, the service can provide equivalent functionality to a personal digital video recorder without the need to plan ahead or purchase additional hardware. Timeshifting would enable a viewer to start watching a television program from the beginning, after its original broadcast had begun and, if desired, fast forward to catch up to the live broadcast.

  . Interactive targeted advertising--the availability of digital set-top boxes with a video-on-demand service platform supports many new and potentially profitable advertising opportunities. Some examples include targeted advertisements in broadcast programming, video advertising within our navigator and interactive program guide and interactive infomercials.

  . Television-based electronic commerce--set-top boxes that include the ability to browse the Web offer the opportunity to enable e-commerce on the television. When combined with an on-demand service platform, television-based e-commerce services can use full motion, full screen customer-controlled video to create compelling interactive commerce sites. Examples include the sale of movie tickets with video previews and purchase of CDs while viewing music videos.

Video-on-Demand Customer Support Services

  We provide a suite of specific tools, management systems, software applications and operational procedures to support our video-on-demand system. Our customer support services have been developed over a number of years and have been deployed in the field during the last three years.

  Programming. We provide a wide variety of movies and videos to be used with our video-on-demand delivery system. Selections include over 4,000 titles licensed from more than 38 content providers. Our video library is comprised of new releases, library titles, classics, children's programming and special interest titles, as well as popular cable channel programming. We currently have commitments from studios to receive new releases in the same window as direct broadcast satellite and pay-per-view services, typically 30 to 60 days after release to the home video market. Major studios typically release an aggregate of 15 to 25 new titles to the pay-per-view window per month. In addition, we have agreements with providers of popular video and television programming to provide a wide selection of children's programming. These providers include The Disney Channel, Animal Planet, Artisan, FUNimation Productions, Inc., HBO, Lancet Media Productions, Nelvana Enterprises, Ltd. and The Discovery Channels. We also provide encoding, quality assurance, content and preview preparation for licensed programming.

  Video Asset Management. We distribute our content on optical disks and support content distribution over satellite and terrestrial networks and on digital linear tape. Providing an effective video-on-demand service requires a comprehensive service programming capability that supports distribution, packaging and promotion of thousands of titles at multiple headends over a wide geographic area. We have developed real-time tracking systems to monitor, manage and report the various stages of video content from the supplier to the video-on-demand server, including encoding, scheduling, distribution, content introduction, play, removal/destruction and royalty calculations.

  Back Office. We have developed integrated billing interfaces with all of the major cable billing system providers in the United States. These interactive interfaces provide the network operator with the flexibility to charge video-on-demand purchases on a single integrated cable bill or to pass the purchase data to another third party billing agency. Additionally, our sophisticated billing product is the only video-on-demand product capable of commercially implementing subscription video-on-demand. Another major feature of our billing interface is the ability to offer video services based on selected combinations of cable subscription packages. This feature, called contingent subscriptions, provides the network operator with the ability to offer its cable subscribers video-on-demand capabilities for the specific cable channels to which they subscribe.

  We have also developed a data warehouse for the collection and analysis of key video-on-demand activities. Our data warehouse gives the network operator the ability to measure and modify its video-on-demand offerings to increase sales performance and customer satisfaction.

  Operations Support. We work with our customers to help specify technology requirements for video-on-demand and to integrate our video-on-demand platform with the operators' digital cable offering. Since video-on-demand system reliability is a critical factor in sustaining a high level of customer satisfaction, we offer secure and redundant data network connections to each of the network operator's video-on-demand sites. Our Network Operations Center, located in King of Prussia, Pennsylvania, provides the network operator with 24-hour per day, seven days per week monitoring and problem resolution for all video-on-demand server connections.

Customers/Rollouts

  We have entered into multi-year agreements with four domestic operators of cable television systems: Charter, Chambers, Insight and MediaOne and one international operator, NTL. These agreements provide for deployment of our video-on-demand software and hardware products, as well as video-on-demand support services, at the following locations:

     Cable Operator                                    Location
     --------------                                    --------
     Chambers........................ Novato, CA; Edmonds, WA
     Insight......................... Rockford, IL; Columbus, OH; Evansville, IN
     MediaOne........................ Atlanta, GA
     NTL............................. England
     Charter......................... Atlanta area, GA; Los Angeles, CA

  Our interactive program guide has been deployed on a limited test basis with two network operators. We plan to introduce an enhanced version of the interactive program guide at both systems in May 2000.

  Our contracts with each network operator are different, reflecting their selections from our suite of video-on-demand products and services. Under the Chambers contract, we own and operate the video-on-demand system and provide all of the support services and content. We receive monthly fees and a share of customer revenues. The Chambers contract has a term of two years. Under the Insight and MediaOne contracts, the cable operators purchased the video-on-demand hardware, license software and purchase support services. The Insight contract has a term of five years and we receive a share of customer revenue. Under our MediaOne contract, we are paid on a fee for service basis. The term of the MediaOne contract is four years after system acceptance, which is not anticipated to occur until later this year.

  In May 2000, we entered into an agreement with Charter to launch our video-on-demand service as part of its core digital cable package in a number of its cable systems. The agreement covers Charter's Los Angeles and Atlanta area systems, and provides incentives to Charter to deploy the service in other markets. The Los Angeles deployment will use the Scientific-Atlanta Explorer's digital platform. The Atlanta deployment, which expands our existing limited deployment, will use Motorola's DCT digital platform. Under the agreement, Charter will purchase video-on-demand hardware, license video-on-demand and navigation software, and obtain the full range of our video-on-demand support services, including content acquisition and management. The term of the Charter agreement, depending on certain elections by Charter, will be either four years from the launch of service in the first cable system or December 31, 2004.

  Under the NTL agreement, we have a contract for multiple systems subject to achieving certain milestones. NTL will purchase video-on-demand hardware and license video-on-demand software from us. We will provide video-on-demand support services to NTL on a fee for service basis. Because the cable systems in the United Kingdom are different than those in the United States, NTL is paying us to modify our video-on-demand hardware and software to work in its systems. In May 2000, in a separate transaction, NTL agreed to make a $6.0 million investment in DIVA.

  We are in active discussions with many large network operators that are evaluating deployment of video-on-demand systems. We believe many of these operators will deploy video-on-demand services at one or more of their systems, and are likely to use multiple vendors. Based on these initial deployments, they will evaluate whether to do larger scale deployments in more of their systems. We are discussing interactive program guide deployment with several network operators. We are aggressively marketing our products and services to expand our customer base worldwide.

Industry Relationships

  We have established relationships with leading industry participants, including content providers, manufacturers of digital set-top boxes, providers of application managers and set-top box operating systems and billing system providers. We received an investment of $7.0 million from General Instrument (subsequently acquired by Motorola) in December 1999. We entered into development arrangements with OpenTV in March and April 2000 to integrate our video-on-demand system and our interactive program guide into OpenTV's interactive television software platform. In conjunction with these arrangements, OpenTV made a $5.0 million investment in our company. We also entered into a development agreement with Liberate in May 2000 to integrate our video-on-demand system into Liberate's interactive television software platform. In a separate transaction, also in May 2000, Liberate made a $4.0 million investment in our company.

  Content Providers. We have agreements for content with over 38 studios, including Warner Bros. (including New Line Cinema, Turner and Warnervision), Sony Pictures (including Columbia,

Tristar and Sony Classics), Universal Pictures (including Polygram), Walt Disney Pictures (including Miramax), Twentieth Century Fox (and Fox Searchlight), MGM, Dreamworks, HBO, ESPN, PBS, The Disney Channel and Discovery Networks.

  Set-Top Box Manufacturers. We have agreements to facilitate integration of our video-on-demand products and services and our interactive program guide with digital set-top boxes being delivered by Motorola, Scientific-Atlanta and PACE Technologies. However, we believe operators plan to obtain digital set-top boxes from multiple vendors. All of our current video-on-demand deployments are on Motorola digital set-top boxes. However, we are integrating our video-on-demand solution into other set-top boxes, including Scientific-Atlanta and PACE digital platforms. In May 2000, we entered into a deployment agreement which calls for deployment of our video-on-demand service on Scientific-Atlanta digital set-top boxes.

  Providers of Application Managers and Set-Top Box Operating Systems. We are working with Liberate, Microsoft, OpenTV and Power TV to interface our video-on-demand system with their technology. In March and April 2000, we entered into development arrangements with OpenTV to integrate our video-on-demand service and interactive program guide into OpenTV's interactive television software platform. In May 2000, we also entered into a development agreement with Liberate to integrate our video-on-demand system into Liberate's interactive television software platform. We are committed to working with the leading companies developing technology for the digital cable tiers so that our products and services can be implemented seamlessly with their systems.

  Billing System Providers. We have worked with each of Convergys, CSG and DST Innovis (formerly CableData) to develop interfaces so that our services integrate with their billing systems. We believe these companies provide billing for all of the major cable operators in the United States and over 90% of the subscriber base.

Sales and Marketing

  Our primary sales objective is to secure long-term agreements with major network operators. Our sales activities are conducted from our headquarters in Redwood City, California, and from our office in London, England, and are supported by our senior management and technical personnel.

  Our sales efforts typically involve detailed business and technical presentations and require us to respond to detailed requests for proposals from our prospective customers who are evaluating a number of potential vendors. The sales cycle is lengthy because of the level of customer analysis and long term commitment required for our product implementations.

  After a contract is entered into, our customer support organization is responsible for the execution and project management of deploying our video-on-demand system or interactive program guide at the local customer site. The local account managers and their teams oversee the installation, integration, training and marketing of all system deployments. Our marketing effort continues after deployment, when we provide our customers with consultation and assistance in designing consumer marketing tools, packaging and price strategies, market research and developing local marketing efforts.

  We use a variety of marketing programs to build market awareness of our company, our brand name and our products and services, as well as to attract potential customers. As a key marketing initiative, we participate at the major industry trade shows and take an active role in the major industry standards organizations. Our marketing programs also include advertising, market research, product strategy updates with industry analysts, public relations activities, direct mail programs, seminars and speaking engagements.

Technology

  We have spent four years developing an end-to-end video-on-demand service platform. The following diagram shows our system architecture:


                        [Edgar Description for diagram]
The diagram shows a pictorial representation of DIVA's video-on-demand system architecture. On the far left is a satellite receiver showing video-on-demand programming being received. There is a line going to a darkened box that represents transmission of the video-on-demand programming to a DIVA Video Server. Within the headend box there is a line marked fiber connecting the DIVA Video Server to the DIVA Digital Link. A line extends from the DIVA Digital Link outside the cable headend to two small boxes that represent nodes. A line extended a pictorial representation of homes with digital set-top boxes.

  Our video-on-demand solution readily integrates with the leading digital cable platforms. The video servers and digital links that are used to provide our video-on-demand systems can be installed at cable headends to support interactive, on-demand services to large numbers of viewers over wide areas.

 DIVA System Manager

  Our DIVA System Manager is the suite of software that operates our on-demand television services. Key features include:

  .  an interface that enables a video-based menu;

  .  content management with automated introduction and updates of content;

  .  remote operating, monitoring and troubleshooting;

  . an intelligent billing module that recognizes different packages and promotions;

  .  open billing interfaces to traditional cable billing companies;

  .  video streaming traffic management; and

  .  flexible advertisement insertion.

 The DIVA Video Server

  Our DIVA Video Server delivers unique video content streams to individual set-top boxes on an on-demand basis. Each server installation is capable of scaling up to 50,000 video-on-demand streams and storing up to 10,000 titles. Multiple video servers can be networked with integrated optical fiber connections to expand the content selection and provide traffic management within a single cable system. Our DIVA Video Server has low power consumption needs and small floor space requirements, making it well suited for co-location in cable headends. Each server module provides high speed (1 gigabit per second) streaming capacity and is comprised of commercially available processor modules and storage modules. The storage modules contain state-of-the-art fibre channel disk drives.

 The DIVA Digital Link

  Our modular DIVA Digital Link converts video streams from the server into a format that can be distributed over a cable plant to viewers. It also limits access to authorized users of on-demand television services. Some of the key features include small size, low cost, scalability and compatibility with video-on-demand encryption and conditional access standards.

 The DIVA Programming Scheduler

  We have developed a unique set of support applications that facilitate the management of the programming to a large number of distributed video servers. These elements include the programming scheduler, commerce software for managing royalty payments, and title and rights management software. This suite of software is unique in the industry.

Technology Development

  Our technology development efforts are focused on developing and enhancing our video-on-demand and interactive program guide solutions. We believe that we will need to continue to make significant investments in engineering and development to remain competitive, to assure our products and services are integrated with industry standards and to offer new services and enhancements to our customers.

  We are continuing to devote substantial resources to improving our core software and hardware technologies including:

  . reductions in the size and cost, and increases in the storage capacity, of our video servers

  . increases in the number of simultaneous video streams that can be accessed from each video server

  We are working to ensure that our video-on-demand platform and interactive program guide will interoperate with the broadband delivery platforms that we believe will deliver video-on-demand services in the future, including next generation digital set-top boxes. Another key development area at this time is the migration of our video-on-demand platform to support DSL providers and Internet service providers as the Internet technology develops over time into a sufficiently reliable transmission medium to deliver broadcast quality video.

  We are also developing enhancements to provide the system capability to offer new on-demand television services, including timeshifted television through video servers with pause, fast forward and rewind functionality, interactive targeted advertising and television-based e-commerce.

  Our engineering and development expenses were $11.8 million, $18.1 million, and $24.3 million in fiscal years ended June 30, 1997, 1998, and 1999, respectively. Engineering and development expenses were $11.2 million and $12.2 million for the six months ended December 31, 1998 and 1999 respectively. We have 150 employees engaged in engineering and development activities, 95 of whom are at our Redwood City, California headquarters and 55 of whom are at our Princeton, New Jersey facility.

Manufacturing and Production

  We have an arrangement with a large contract manufacturer for the production of our hardware products. Our contract manufacturer has several plants in the United States and Europe. Using a contract manufacturing arrangement allows us to concentrate our efforts on the design and development of our products and services, and manage our capital resources. We do not have a contract with this manufacturer and operate on a purchase order basis. The components used in our hardware products are generally available from a number of sources. While we have not experienced any shortages to date, we could be subject to component shortages in the future which could delay delivery of our hardware products or increase costs.

  We have an internal manufacturing department that develops the manufacturing tests used by the contract manufacturer. Prior to customer shipment of our hardware products, we perform system integration and quality assurance and load content at our facilities. In the future, we plan to outsource system integration and quality assurance. We outsource the encoding of the content we provide to our customers to companies that specialize in the preparation of digital content.

  We believe that our current contract manufacturer has the capacity to meet our anticipated increases in volume. In the event that the current contract manufacturer is unable or unwilling to continue to support our requirements, we believe that there is ample capacity in the contract manufacturing industry to meet our needs. However, we could require a few months to transition to a new manufacturer during which we could be unable to provide hardware products to our customers.

Competition

  The market for interactive, on-demand television products and services and in-home video entertainment is very competitive, quickly evolving and subject to rapid technological change. Principal competitive factors include the degree of system integration, system performance, price, customer support, system capacity, content availability, software availability, reliability and integration with industry digital platforms. We believe we compete favorably with respect to these factors and have more field experience with system deployments than any of our competitors.

  Although other companies sell individual components that are similar to specific DIVA products, we do not know of any other company that sells all of the components required to deliver end-to-end, interactive, on-demand television. As a result, we believe a network operator using a competitor's systems must buy hardware and software products from more than one source. In addition, the operator must integrate these hardware and software components so that they operate together as an end-to-end system capable of delivering interactive services to viewers' homes.

  We group our direct competitors into three categories: server manufacturers, software providers and system integrators. Server manufacturers include Concurrent Computer, nCUBE and SeaChange. Software providers that offer similar products include Prasara and Scientific-Atlanta. Companies that provide system integration services or perform their own integration include Time Warner and Scientific-Atlanta.

  We also face competition from indirect competitors, including personal video recorder technology providers (for example, TiVo and Replay), direct broadcast satellite providers (including BSkyB, DirecTV and EchoStar), companies developing video streaming technologies and other service providers (for example, Yes Television, Intertainer and VideoNet).

  Our interactive program guide product competes with Gemstar (in the process of merging with TV Guide), Source Media's Interactive Channel, TV Guide and WorldGate.

  Our services depend on movies and video content, including our access window for new releases. We face competition for timely access to content from the home video rental market.

  Viewers have several options for in-home video entertainment and interactive, on-demand television. They can purchase content from their local cable television or broadband telecommunications company, obtain content over satellite, the Internet or regular telephone lines, rent or purchase videos or use a personal video recorder to record and store television programming for replay on-demand. We expect direct and indirect competition in the market for video-on-demand services to intensify in the future.

Intellectual Property

  Our ability to compete is based in part on our technology, which we regard as proprietary. We rely on a combination of patent, trademark, trade secret, copyright and contract law to establish and protect our technology. As of March 31, 2000, we own two issued U.S. patents, have eighty-one pending U.S. patent applications and seventy-two international applications and have exclusive rights to sixteen issued U.S. patents and two pending U.S. applications. We believe that this patent portfolio represents a significant intellectual property position that covers key aspects of our technology. In particular, the portfolio covers aspects of our system architecture, server technology, navigation and user interface technology, interactive program guide, video encoding techniques, and network-related technology. We cannot be sure that any patents will issue from any of the pending applications or that if they do, that they will have claims of sufficient breadth to protect our technology. Additionally, we cannot be sure that our issued patents will not be invalidated or designed-around by competitors. If our patents fail to protect our technology, it may be easier for competitors to offer equivalent or superior products and services.

  We typically enter into confidentiality agreements with our employees, consultants and independent contractors and, where possible and applicable, with our customers, vendors and industry partners to control access to and distribution of the information we consider confidential. It is possible that despite these measures, a third party may copy or otherwise obtain and use our confidential information without our authorization. In addition, it is possible for a third party to develop similar technology through independent means.

  Effective patent, trademark, trade secret and copyright protection may be unavailable or limited in certain foreign countries. Also, litigation may be necessary to enforce our intellectual property rights or to determine the scope or validity of third party proprietary rights. Such litigation could cost a substantial amount, divert our resources and harm our business.

  From time to time, we receive notices of claims of infringement of third parties proprietary rights, and it is possible that we could also receive claims for indemnification resulting from infringement claims. Regardless of the validity or successful assertion of such claims, we may incur significant costs and a diversion of resources with respect to the defense of any claims brought, which could have a material adverse effect on our business.

Government Regulation


  In the United States, the Federal Communications Commission, or FCC, has broad jurisdiction over network operators. The FCC does not regulate us, but requirements imposed on network operators could force us to undertake development that would consume significant resources and require changes to our products and services. If we do not change our products so that they comply with FCC rules, or if our products are not integrated with ones that comply with FCC requirements, our products and services will not be broadly deployed, and our business will suffer.

  In addition, video-on-demand services in Canada and in the United Kingdom and other European Union member countries are licensed in a variety of ways. We are seeking to determine how best to offer our video-on-demand products and services in these countries. We may not be able to obtain distribution rights to movie titles in non-U.S. jurisdictions under regulatory and financial arrangements acceptable to us.

Facilities

  Our principal facilities are located in Redwood City, California, where we currently lease approximately 82,000 square feet. The term of this lease runs through June 1, 2007, with two five-year renewal options. We lease 22,600 square feet of office space in Princeton, New Jersey. The term of this lease runs through November 1, 2001, with two five-year renewal options. We also maintain small offices in King of Prussia, Pennsylvania and London, England.

  We believe that suitable additional or alternative space adequate to serve our foreseeable needs would be available on commercially reasonable terms, if necessary.

Employees

  As of March 31, 2000, we had 281 employees. None of our employees are currently represented by a labor union. We believe that we have a good relationship with our employees.

                                   MANAGEMENT

Directors and Executive Officers

  Our directors and executive officers, and their ages as of December 31, 1999, are as follows:

          Name           Age                          Position
          ----           ---                          --------
Paul M. Cook............  75 Chairman of the Board
David F. Zucker.........  37 President and Chief Executive Officer and Director
Christopher W. Goode....  47 Executive Vice President, Engineering and
                             Chief Technology Officer
F. Ray McDevitt.........  55 Executive Vice President, Marketing and Product Management
Tim N. Rea..............  44 Executive Vice President, Operations and
                             Chief Operating Officer
Stephanie A. Storms.....  49 Senior Vice President, General Counsel and Secretary
William M.                43 Senior Vice President, Finance and Administration, and
 Scharninghausen........     Chief Financial Officer
Alan H. Bushell.........  52 Director
John W. Goddard(1)......  58 Director
Jules Haimovitz(2)......  49 Director
John A.                   59 Director
 Rollwagen(1)(2)........
Barry E. Taylor.........  52 Director and Assistant Secretary

--------
(1) Member of compensation committee
(2) Member of audit committee

  Paul M. Cook has served as our Chairman of the Board since he founded DIVA in 1995. He was the Chief Executive Officer until February 1999. Mr. Cook founded Raychem Corporation, a Fortune 500 industrial company, in 1957 and served as Chief Executive Officer for 33 years before retiring in 1990. Mr. Cook was Chairman of the board of SRI, a contract research firm, from December 1993 to July 1998 and has served as a member of its board of directors from 1987 to 1999. Mr. Cook is also Chairman of Sarnoff Corporation, a subsidiary of SRI. He served on its board of directors until 1996.

  David F. Zucker has served as our President and Chief Executive Officer and as a director since February 1999. Prior to joining us, Mr. Zucker served in a number of senior management positions over 11 years with The Walt Disney Company and its subsidiaries. He served as Executive Vice President of ESPN and Managing Director, ESPN International from August 1998. From December 1995 to August 1998, Mr. Zucker served as Senior Vice President and General Manager, ESPN International, and from September 1994 as Senior Vice President of ESPN International. During his tenure, ESPN International grew from five networks in 1994, to 21 by 1998. Mr. Zucker was responsible for the 1996 merger which created ESPN STAR Sports in Asia, and served as its Chairman. Prior to 1994, Mr. Zucker served as ESPN's Vice President, Programming for two years where he was responsible for acquisitions, planning and scheduling for ESPN and led in the programming, launch and development of ESPN2 and the X Games. Before joining ESPN, Mr. Zucker had served in a number of management positions within Capital Cities/ABC, Inc., including Executive Publisher and General Manager of "Travel Agent Magazine" and Director of Programing for Eurosport, the leading sports network in Europe.

  Christopher W. Goode has served as our Executive Vice President, Engineering since April 1999 and Chief Technology Officer since July 1997. From July 1997 to April 1999, Mr. Goode served as Senior Vice President, Engineering and from October 1995 to July 1997 as Vice President, Development. Prior to joining us, he was Executive Vice President, Research and Development at Raynet Corporation, a developer of fiber-to-the-curb networks. Prior to joining Raynet, Mr. Goode held senior technical positions at Alcatel and ITT Corporation over a 16-year period.

  F. Ray McDevitt has served as our Executive Vice President, Marketing and Product Management since April 1999. From July 1997 to April 1999, Mr. McDevitt served as Senior Vice President, Marketing and Product Management and from September 1995 to July 1997 as Vice President, Marketing and Product Management. From December 1992 to September 1995, Mr. McDevitt held various positions at Ericsson Raynet, a joint venture between Ericsson and Raychem, including Vice President of Product Line Management and Marketing and Vice President of Broadband Research. Prior to joining Ericsson Raynet, Mr. McDevitt served as Director of Broadband Development at Alcatel.

  Tim N. Rea has served as our Executive Vice President, Operations and Chief Operating Officer since April 1999. From July 1997 to April 1999, Mr. Rea served as Senior Vice President, Operations, and from August 1996 to July 1997, he served as Vice President, Operations. Prior to joining us, from December 1981 to July 1996, Mr. Rea served in various marketing, operations and general management positions with Viacom Cable, a large cable operator, most recently as Senior Vice President/General Manager for Viacom's Northwest region.

  Stephanie A. Storms has served as our Senior Vice President, General Counsel since July 1999, and Secretary since March 1998. From December 1996 to July 1999, Ms. Storms served as Vice President, General Counsel. Prior to joining DIVA, she was Deputy General Counsel of Viacom, Inc. and Vice President of Viacom Cable, a division of Viacom, Inc. Ms. Storms held positions with various cable industry trade groups in conjunction with her employment with Viacom; she served on the board of directors of the California Cable Television Association and the legal committee of the National Cable Television Association. Prior to joining Viacom Cable in 1987, Ms. Storms was Vice President and Assistant General Counsel of American Television and Communications Corp., the cable television subsidiary of Time Inc. Before that, she was an attorney with the law firm of Adams, Duque & Hazeltine in Los Angeles, California.

  William M. Scharninghausen has served as our Senior Vice President, Finance and Administration since April 2000 and has served as Chief Financial Officer since January 1999. From June 1997 to April 2000, Mr. Scharninghausen served as our Vice President, Finance and Administration. Prior to joining DIVA, he was Corporate Controller and Chief Accounting Officer of StarSight Telecast, Inc., a developer of interactive television guides, from 1993 to June 1997. Prior to joining StarSight Telecast, Mr. Scharninghausen held various finance and accounting positions with Lucas Film Ltd./LucasArts Entertainment Company, Orion Pictures Corporation and Twentieth Century Fox Film Corporation. Mr. Scharninghausen is a certified public accountant.

  Alan H. Bushell, who was a founder with Mr. Cook in 1995, has served as a director since that time and served as President, Chief Operating Officer and Chief Financial Officer until December 1998. Prior to 1995, Mr. Bushell served as Senior Vice President, Chief Operating Officer and Chief Financial Officer of CellNet Data Systems, a provider of wireless data networks for utilities. Prior to joining CellNet, Mr. Bushell held various management positions with private and public technology-based companies, including President of Advanced Polymer Systems, Inc., Vice President of Operations at Everex Systems, Inc., President of Zymogenetics Inc. and various strategic planning and product management positions with Raychem. During the 1970s, he was also a consultant in the Amsterdam office of McKinsey & Co.

  John W. Goddard has served as a director since January 1997. From 1980 to July 1996, he held the positions of President and Chief Executive Officer of Viacom Cable, a division of Viacom, Inc. From 1966 to 1980, Mr. Goddard held various management positions at Tele-Vue Systems, Viacom Cable's predecessor, and then at Viacom Cable. Mr. Goddard has held various cable television industry positions as an officer, including Chairman of the National Cable Television

Association and President of the California Cable Television Association, and currently serves as a director of CableLabs, TCI Satellite Entertainment, Inc., Phoenix Star, Inc., Bend Cable Communications and the Walter Kaitz Foundation.

  Jules Haimovitz has served as a director since December 1996. Mr. Haimovitz was employed by us as an Executive Vice President from December 1996 to July 1997, and again from August 1998 to March 1999. Mr. Haimovitz served as the President of MGM Networks, Inc. since June 1999. From June 1997 to July 1998, Mr. Haimovitz served as President and Chief Operating Officer of King World Productions. Prior to that he was President and Chief Executive Officer of ITC Entertainment Group. Mr. Haimovitz has served on the board of directors of Video Jukebox Network and Orion Pictures Corporation. From 1987 to 1992, Mr. Haimovitz served as President and Chief Operating Officer of Spelling Entertainment Inc. and a member of its board of directors. From 1976 to 1987, Mr. Haimovitz served in various senior executive positions with Viacom, Inc.

  John A. Rollwagen has served as a director since December 1995. He was Chairman of SRTC prior to its acquisition by us in 1998. Mr. Rollwagen is an investor and business advisor specializing in information technology and served as a venture partner of St. Paul Venture Capital, LLC from 1993 to 1999. From 1981 to 1993 Mr. Rollwagen served as Chairman and Chief Executive Officer of Cray Research, Inc., a supplier of supercomputers worldwide. From 1977 to 1981, Mr. Rollwagen served as Cray Research's President. Mr. Rollwagen currently serves as a director of Computer Network Technology, Inc. and Sarnoff Corporation.

  Barry E. Taylor has served as a director since July 1995. Mr. Taylor has been a member of the law firm of Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, since 1984.

Board of Directors

  Our board of directors currently consists of seven members. Each director holds office until his or her term expires or until his or her successor is duly elected and qualified. Upon completion of this offering, our certificate of incorporation and bylaws will provide for a classified board of directors. Our board of directors will be divided into three classes whose terms will expire at different times. The three classes will be comprised of the following directors:

  . Class I consists of Alan H. Bushell and Barry E. Taylor, who will serve until the annual meeting of stockholders to be held in 2000;

  . Class II consists of Paul M. Cook, Jules Haimovitz and John A. Rollwagen, who will serve until the annual meeting of stockholders to be held in 2001; and

  . Class III consists of John W. Goddard and David F. Zucker, who will serve until the annual meeting of stockholders to be held in 2002.

  At each annual meeting of stockholders beginning with the 2000 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

Committees of the Board of Directors

 Audit Committee

  The audit committee consists of Jules Haimovitz and John A. Rollwagen. The audit committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent accountants and makes recommendations to our board of directors regarding the selection of independent accountants.

 Compensation Committee

  The compensation committee consists of John W. Goddard and John A. Rollwagen. The compensation committee reviews and recommends to the board of directors the salaries, incentive compensation and benefits of our officers and administers our stock plans.

  The board of directors selects the directors who will serve as members of these committees and may reduce or enlarge the size of the committees or change the scope of their responsibilities. The board has no current plans to take any of these actions. The rules of the Nasdaq National Market, on which our common stock will be listed, require us to maintain an audit committee consisting of at least two directors who are not employees of DIVA.

Compensation Committee Interlocks and Insider Participation

  Neither of the members of the compensation committee is currently, or has ever been at any time since our formation, one of our officers or employees, nor has served as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

Director Compensation

  We reimburse our nonemployee directors for expenses incurred in connection with attending meetings of our board of directors and any committee thereof but do not otherwise compensate them for their services as members of the board or committees. We have in the past granted nonemployee directors options to purchase our common stock pursuant to the terms of our stock plans, and our board of directors continues to have the discretion to grant options to new nonemployee directors.

Executive Compensation

  The following table sets forth the compensation earned, awarded or paid for services rendered to us in all capacities for the fiscal year ended June 30, 1999 by the two persons who served as our chief executive officer during the fiscal year and our next four most highly compensated executive officers who earned more than $100,000 in salary and bonus during the fiscal year ended June 30, 1999, whom we refer to in this prospectus collectively as the "named executive officers":

                           Summary Compensation Table

                                                                     Long-Term
                                                                    Compensation
                                                                    ------------
                                                                       Awards
                                                                    ------------
                                         Annual Compensation         Securities
                               Fiscal --------------------------     Underlying
 Name and Principal Position    Year   Salary   Bonus    Other        Options
 ---------------------------   ------ -------- -------- --------    ------------
 David F. Zucker(1)..........   1999  $129,397 $850,000      --      1,800,000
 President and Chief
  Executive Officer

 Paul M. Cook................   1999   251,667      --  $102,678(2)     25,000
 Chairman of the Board and      1998   231,250      --       --            --
  former Chief Executive
  Officer

 Stephanie A. Storms.........   1999   236,952      --       --          9,300
 Senior Vice President,         1998   222,242      --       --         11,200
  General Counsel and
  Secretary

 James H. Miller(3)..........   1999   229,526      --       --          7,200
 Senior Vice President,         1998   187,423      --       --        110,000
  Programming

 Christopher W. Goode........   1999   229,061      --       --         58,900
 Executive Vice President,      1998   199,168      --       --         22,400
  Engineering, and Chief
  Technical Officer

 F. Ray McDevitt.............   1999   223,836      --       --         58,900
 Executive Vice President,      1998   199,375      --       --         22,400
  Marketing and Production
  Management

--------
(1) Mr. Zucker joined DIVA in January 1999.
(2) Amount represents the issuance of 30,650 shares of our common stock at a value of $3.35 per share to Mr. Cook as compensation for services rendered.
(3) Mr. Miller resigned from DIVA in August 1999.

Stock Options Granted in Fiscal Year Ended June 30, 1999

  The following table shows information regarding stock options granted to the named executive officers during the fiscal year ended June 30, 1999.

                                         Percent of
                                           Total                              Potential Realizable Value at
                           Number of      Options                             Assumed Annual Rates of Stock
                           Securities     Granted                             Price Appreciation For Option
                           Underlying   To Employees  Exercise or                      Term ($)(4)
                            Options      In Fiscal   Base Price(3) Expiration ------------------------------
          Name           Granted (#)(1)   Year(2)       ($/sh)        Date          5%            10%
          ----           -------------- ------------ ------------- ---------- -------------- ---------------
David F. Zucker.........   1,200,000        27.0%        $3.35       3/11/09  $    2,528,156 $    6,406,844
David F. Zucker.........     400,000         9.0          4.50       3/11/09         382,719      1,675,615
David F. Zucker.........     200,000         4.5          8.00       3/11/09             --         137,807
Paul M. Cook............      25,000           *          3.35        9/1/03          13,566         39,051
Stephanie A. Storms.....       9,300           *          3.05        9/1/08          17,839         45,207
James H. Miller.........       7,200           *          3.05        9/1/08          13,811         34,999
Christopher W. Goode....      10,000           *          3.05       7/23/08          19,181         48,609
Christopher W. Goode....      18,900           *          3.05        9/1/08          36,253         91,871
Christopher W. Goode....      30,000           *          3.35       6/14/09          63,204        160,171
F. Ray McDevitt.........      18,900           *          3.05        9/1/08          36,253         91,871
F. Ray McDevitt.........      10,000           *          3.05      11/19/08          19,181         48,609
F. Ray McDevitt.........      30,000           *          3.35       6/14/09          63,204        160,171

--------
 * Less than 1%
(1) Options granted under our 1995 Stock Plan generally become exercisable at a rate of 10% of the shares subject to the option at the end of the first six months and 5% of the shares subject to the option at the end of each three-month period thereafter, so long as the individual is employed by DIVA.
(2) We granted options to purchase 4,444,695 shares of our common stock during fiscal year 1999 to our employees, including the named executive officers.
(3) Unless otherwise indicated, options were granted with an exercise price equal to the fair market value of our common stock, as determined in good faith by our board of directors, at the time of the grants.
(4) Potential realizable value is based on the assumption that the price of our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the end of the option term. The values are calculated in accordance with rules promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price appreciation. Actual gains, if any, on stock option issuances will be dependent on the future performance of our common stock.

   Aggregated Option Exercises in Fiscal Year 1999 and Fiscal Year-End Option
                                     Values

  The following table sets forth for the named executive officers' exercisable and unexercisable options held by them as of June 30, 1999. The named executive officers did not exercise any options during the fiscal year ended June 30, 1999. All options granted to these executive officers in the last fiscal year were granted under our 1995 Stock Plan, as amended. All options were granted at a fair market value as determined by our board of directors on the date of grant.

  The value of unexercised in-the-money options is based on a price of $3.35 per share, the fair market value of our common stock on June 30, 1999, as determined by our board of directors, minus the per share exercise price, multiplied by the number of shares underlying the option.

                               Number of Securities      Value of Unexercised
                               Underlying Options At    In-the-Money Options At
                                Fiscal Year-End (#)       Fiscal Year-End ($)
                             ------------------------- -------------------------
   Name                      Exercisable Unexercisable Exercisable Unexercisable
   ----                      ----------- ------------- ----------- -------------
David F. Zucker.............       --      1,800,000    $    --      $    --
Paul M. Cook................     3,750        21,250         --           --
James H. Miller.............    50,315        70,185     131,276      167,535
Stephanie A. Storms.........    39,580        77,620      81,174      151,986
Christopher W. Goode........   112,675        98,625     331,777      122,183
Ray F. McDevitt.............   121,075        98,225     363,455      120,056

Incentive Stock Plans

 1995 Stock Plan

  Our 1995 Stock Plan has been approved by our board of directors and stockholders. The 1995 Stock Plan provides for the granting to employees (including officers) of qualified "incentive stock options" within the meaning of Section 422 of the Code, and for the granting to employees (including officers and directors) and consultants of nonqualified stock options. The 1995 Stock Plan also provides for the granting of restricted stock. As of December 31, 1999, options to purchase an aggregate of 6,281,839 shares were outstanding and 701,827 shares remained available for future grants under the 1995 Stock Plan. After this offering, no further options will be granted under the 1995 Stock Plan.

  The 1995 Stock Plan is administered by our board of directors or a committee appointed by the board. Options granted generally vest at a rate of 10% of the shares subject to the option at the end of the first six months and 5% of the shares subject to the option at the end of each three-month period thereafter and generally expire ten years from the date of grant. Options granted to outside directors vest at the rate of 25% of the shares at the end of the first year and 6.25% of the shares at the end of each quarter thereafter. Options granted to outside directors and certain other employees are immediately exercisable, subject to a repurchase right held by DIVA that lapses in accordance with the vesting schedule of the options.

  In the event of a merger of DIVA with or into another corporation or the sale of substantially all of our assets, all outstanding options shall be assumed or an equivalent option substituted by the successor corporation. In the event a successor corporation refuses to assume or substitute for the options, the exercisability of shares subject to options under the 1995 Stock Plan shall be accelerated. In this event, we will notify the holders of outstanding options that such options are fully exercisable, and all options not exercised will then terminate 15 days after the date of such notice.

 1998 Stock Plan

  In April 1998, in connection with the acquisition of SRTC, we assumed the SRTC 1998 Stock Plan and reserved 380,767 shares of our common stock for issuance through incentive stock options and nonstatutory stock options granted pursuant to the 1998 Stock Plan to employees, directors, and consultants who formerly worked for SRTC. In April 1998, all options under the 1998 Stock Plan were granted at an exercise price of $2.40. As of December 31, 1999, options to purchase 306,446 shares of common stock remained outstanding under the 1998 Stock Plan. The terms of the 1998 Stock Plan are substantially identical to the terms of the 1995 Stock Plan.

  In addition, in connection with the acquisition of SRTC, all options to purchase shares of SRTC capital stock were assumed and converted into options to purchase shares of DIVA capital stock. As of December 31, 1999, options to purchase 135,650 shares of Series AA preferred stock (which will convert into options to purchase common stock upon the closing of this offering) at a weighted average exercise price of $0.33 remained outstanding.

 2000 Stock Plan

  Our 2000 Stock Plan was adopted by our board of directors in April 2000 and we expect stockholder approval in June 2000. No options or stock purchase rights have been granted under the 2000 Stock Plan. The 2000 Stock Plan provides for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of non-statutory stock options and stock purchase rights to employees, directors and consultants.

  The total number of shares of common stock currently reserved for issuance
under the 2000 Stock Plan equals       shares, which includes:

  . the shares of common stock which have been reserved but unissued under the 1995 Stock Plan, as amended, as of the effective date of the offering (as of December 31, 1999, there were 701,827 shares reserved but unissued under the 1995 Stock Plan, as amended); and

  . any shares returned to the 1995 Stock Plan, as amended, as a result of termination of options under the 1995 Stock Plan, as amended.

  In addition, additional shares to underlying options and stock purchase rights will be added to the 2000 Stock Plan on an annual basis equal to the lesser of: (a) 6,000,000 shares, (b) four percent (4%) of the outstanding shares on such date, or (c) a lesser amount determined by our compensation committee.

  Unless terminated sooner, the 2000 Stock Plan will terminate automatically ten years from the effective date of this offering.

  The administrator of our 2000 Stock Plan has the power to determine:

  . the terms of the options or stock purchase rights granted, including the exercise price of the options or stock purchase rights;

  .  the number of shares subject to each option or stock purchase right;

  .  the exercisability of each option or stock purchase right; and

  . the form of consideration payable upon the exercise of each option or stock purchase right.

  Options and stock purchase rights granted under our 2000 Stock Plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by the optionee. Options granted under the 2000 Stock Plan must generally be exercised within three months after the end of optionee's status as an employee, director or consultant of DIVA, or within twelve months after such optionee's termination by death or disability, but not later than the expiration of the option's term.

  In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement grants us a repurchase option, exercisable for any unvested stock purchase rights, upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with us for any reason, including death or disability. The purchase price for shares repurchased pursuant to the restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option lapses at a rate determined by the administrator.

  The exercise price of all incentive stock options granted under the 2000 Stock Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under the 2000 Stock Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 2000 Stock Plan may not exceed ten years.

  The 2000 Stock Plan provides that if we merge with or into another corporation, or sell substantially all of our assets, each option and stock purchase right must be assumed or an equivalent option or stock purchase right substituted for by the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the optionees shall become fully vested in and have the right to exercise such options or stock purchase rights. If an option or stock purchase right becomes fully vested and exercisable in the event of a merger or sale of assets, the administrator must notify the optionee that the option or stock purchase right is fully exercisable for a period of 15 days from the date of the notice, and the option or stock purchase right will terminate upon the expiration of the 15 day period.

 2000 Employee Stock Purchase Plan

  Our 2000 Employee Stock Purchase Plan was adopted by our board of directors in April 2000 and we expect stockholder approval in June 2000. A total of 750,000 shares of common stock have been reserved for issuance under our 2000 Employee Stock Purchase Plan, plus annual increases equal to the lesser of (a) 750,000 shares, (b) 2% of the outstanding shares on such date, or (c) a lesser amount determined by our compensation committee. As of the date of this prospectus, no shares were outstanding under our 2000 Employee Stock Purchase Plan.

  Our 2000 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the United States tax code, contains consecutive six month offering and purchase periods. The offering periods generally start on the first trading day on or after October 31 and April 30 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before October 31, 2000.

  Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who (a) immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock or (b) whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year may not be granted an option to purchase stock under this plan. The 2000 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions but is exclusive of payments for overtime, shift premium payments, incentive compensation, incentive payments, bonuses and other compensation.

  Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 2000 Employee Stock Purchase Plan is generally 85% of the lower of the fair market value of the common stock (a) at the beginning of the offering period or (b) at the end of the purchase period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

  In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, the participants will be withdrawn from the current offering period following exercise and automatically re-enrolled in a new offering period. The new offering period will use the lower fair market value as of the first date of the new offering period to determine the purchase price for future purchase periods. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

  Rights granted under the 2000 Employee Stock Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the plan. The 2000 Employee Stock Purchase Plan provides that, in the event of our merger with or into another corporation or a sale of substantially all of our assets, each outstanding option shall be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. The new exercise date will be set prior to the proposed date of the merger or sale of assets.

  The compensation committee has the authority to amend or terminate the purchase plan, except that no such action may adversely affect any outstanding rights to purchase stock under the purchase plan. The compensation committee has the exclusive authority to interpret and apply the provisions of the purchase plan. The 2000 Employee Stock Purchase Plan will terminate automatically in 2010, unless terminated earlier.

Change of Control, Severance and Employee Arrangements

  Pursuant to a written employment agreement with David Zucker, Mr. Zucker is employed as President and Chief Executive Officer at a salary of $350,000 per year, subject to periodic increases by our board of directors. Mr. Zucker also received an $850,000 acceptance bonus in connection with his initial employment. Mr. Zucker was granted an option to purchase 600,000 shares of our common stock at an exercise price of $3.35 per share, which we refer to as the First Option, an additional option to purchase 600,000 shares of our common stock at an exercise price of $3.35 per share, an option to purchase 400,000 shares of our common stock at an exercise price of $4.50 per share and an option to purchase 200,000 shares of our common stock at an exercise price of $8.00 per share, which options vest over a five-year period from the date of initial employment. All such options shall become fully exercisable on the earlier of six months from the date of a change of control (as defined in the agreement) or the termination of Mr. Zucker's employment after a change of control without cause (as defined in the agreement). Mr. Zucker is entitled to return the First Option in exchange for a lump sum payment of $960,000 beginning on the first anniversary of the commencement of his employment. Should this election be made between February 2001 and 2004, the lump sum payment will equal $1,920,000. If Mr. Zucker's employment is terminated without cause or as a result of a constructive termination (as defined in the agreement), Mr. Zucker will receive (a) $1,575,000, if the termination occurs during the first year of his employment, (b) 300% of the cash compensation received during the previous twelve months, if the termination occurs during his second year of employment, or (c) 150% of the cash compensation received during the previous twelve months, if the termination occurs after his second year of employment. Mr. Zucker will receive an additional payment if such termination occurs within six months prior to the occurence or approval by our board of directors of a change of control.

  Options granted under our 1995 Stock Plan provide that in the event of a change of control, as defined in the underlying option agreement, the options are accelerated and become fully exercisable six months after the change of control or earlier in the event the optionee's employment is involuntarily terminated without cause or the option is not assumed.

  Options granted under our 2000 Stock Plan provide that in the event of our merger with or into another corporation or a sale of substantially all of our assets, each outstanding option shall be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute the outstanding options, the options will accelerate and become fully exercisable.

                 TRANSACTIONS WITH RELATED PARTIES AND INSIDERS

  Other than compensation agreements and other arrangements, which are described as required in "Management," and the transactions described below, since July 1, 1996, there has not been nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

  .  in which the amount involved exceeded or will exceed $60,000; and

  . in which any director, executive officer, holder of more than 5% of our common stock on an as-converted basis or any member of their immediate family had or will have a direct or indirect material interest.

  We believe that each of the transactions described below were on terms no less favorable than could have been obtained from unaffiliated third parties. All future transactions between us and any director or executive officer will be subject to approval by a majority of the disinterested members of our board of directors.

Preferred Stock Sales

  On July 10, 1996 and August 22, 1996, we issued an aggregate of 6,168,600 shares of Series C Preferred Stock at a purchase price of $4.205 per share, 4,667,600 shares of which were purchased by the following executive officers and directors of DIVA and holders of more than 5% of our common stock.

     Name                                                               Shares
     ----                                                              ---------
     Acorn Ventures and affiliates....................................   119,000
     Paul M. Cook.....................................................    59,500
     Merrill Lynch Global Allocation Fund, Inc........................ 2,000,000
     Putnam Funds and Accounts........................................ 1,189,100
                                                                       ---------
                                                                       3,367,600
                                                                       =========

  On August 7, 1997 and September 4, 1997, we issued an aggregate of 8,279,590 shares of Series D Preferred Stock at a purchase price of $5.72 per share, 7,352,276 shares of which were purchased by the following executive officers and directors of DIVA and holders of more than 5% of our common stock.

     Name                                                               Shares
     ----                                                              ---------
     Acorn Ventures and affiliates....................................   437,064
     Paul M. Cook.....................................................   437,064
     Merrill Lynch Global Allocation Fund, Inc........................ 2,000,000
     Putnam Funds and Accounts........................................ 1,748,252
     John A. Rollwagen(1).............................................   725,526
     Barry E. Taylor..................................................     4,370
                                                                       ---------
                                                                       5,352,276
                                                                       =========

--------
(1) Includes 725,526 shares of Series D Preferred Stock purchased by St. Paul Venture Capital IV LLC, of which Mr. Rollwagen served as a venture partner until December 1999.

Stockholder Rights Agreement

  We have entered into an agreement with the preferred stockholders described above pursuant to which these and other preferred stockholders will have registration rights with respect to their shares of common stock following this offering. For a description of these registration rights, see "Description of

Capital Stock." Upon the completion of this offering, all shares of our outstanding preferred stock will be automatically converted into an equal number of shares of common stock.

Common Stock Purchases and Sales

  We have from time to time issued shares and granted options to purchase shares of our common stock to certain executive officers and directors. See "Management--Executive Compensation" and "Principal Stockholders."

Note Purchases

  In February 1998, we issued units consisting of 12 5/8% senior discount notes due 2008 with an aggregate principal maturity of $463.0 million and warrants to purchase an aggregate of 2,778,000 shares of our common stock at an exercise price of $0.005 per share. Of this amount, units consisting of notes with an aggregate principal amount of $4,198,196 and warrants to purchase an aggregate of 37,800 shares were purchased by the following executive officers and directors of DIVA and holders of more than 5% of our common stock or preferred stock.

                                                 Principal     No. of Shares
               Name                                Amount   Subject to Warrants
               ----                              ---------- -------------------
     Acorn Ventures and affiliates.............. $2,099,098       18,900
     Paul M. Cook............................... $2,099,098       18,900

Indemnification Agreements

  We have entered into indemnification agreements with each of our directors and executive officers. Such indemnification agreements require us to indemnify our directors to the fullest extent permitted by Delaware law. We believe that these agreements are necessary to attract and retain qualified persons as directors.

Employee and Related Party Loans

  From June 30, 1996 through August 7, 1997 on various dates, Mr. Cook and Acorn Ventures loaned money to DIVA. All of the promissory notes issued pursuant to these loans have been repaid or converted into stock described in the transactions above and below.

Other Transactions

  On August 20, 1998, we contracted with Sarnoff, a holder of more than five percent of our common stock, to assist in transitioning our video-on-demand service from our set-top box to a Motorola compatible set-top box and to assist us in integrating our navigation with TV Guide's electronic program guide. Under the terms of the contract, we will own all the intellectual property created pursuant to the contract.

  In addition to acting as chairman of our board of directors, Mr. Cook is also chairman of the board of directors of Sarnoff. As of December 31, 1999, Mr. Cook beneficially owned 8,485,230 shares of our voting securities ( % of our common stock following this offering) and holds no shares of Sarnoff. Conflicts of interest could arise as a result of Mr. Cook's position as a director of Sarnoff; however, Mr. Cook abstains from voting on matters which involve the relationships between DIVA and Sarnoff. Further, Mr. Cook has a number of responsibilities regarding this and other entities and consequently does not devote all of his time to matters concerning DIVA.

  Jules Haimovitz serves as a consultant to DIVA pursuant to an agreement under which Mr. Haimovitz is paid $2,000 per day for consulting services rendered. Between December 1997 and December 1999, Mr. Haimovitz received $19,864 from us for consulting services. Mr. Haimovitz also received warrants to purchase 100,000 shares of common stock at an exercise price of $8.00 per share and warrants to purchase 350,000 shares of Series C Preferred Stock at an exercise price of $4.205 per share, all of which are expected to be exercised on a net exercise basis in connection with this offering.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth the beneficial ownership of our common stock as of December 31, 1999 and as adjusted to reflect the sale of common stock offered by this prospectus by :

  . each person who is known by us to beneficially own more than 5% of our common stock;

  .  each of the named executive officers and each of our directors; and

  .  all of our executive officers and directors as a group.

  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 1999, are deemed issued and outstanding. These shares, however, are not deemed outstanding for purposes of computing percentage ownership of each other stockholder.

  Except as indicated in the footnotes to this table and subject to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by them. This table also includes shares owned by a spouse as community property.

  Percentage of ownership is based on 42,599,357 shares of common stock
outstanding on December 31, 1999 and     shares of common stock outstanding
after completion of this offering. The percentage of common stock outstanding is calculated in accordance with the rules of the Securities and Exchange Commission.

                                                          Percent of Shares
                                                             Outstanding
                                 Shares Beneficially ---------------------------
                                 Owned Prior to the  Prior to the
Beneficial Owner                      Offering         Offering   After Offering
----------------                 ------------------- ------------ --------------
Paul M. Cook(1)................       8,485,230          19.6%            %
 800 Saginaw Drive
 Redwood City, CA 94063
Acorn Ventures, Inc.(2)........       5,253,042          12.1
 1309 114th Avenue, S.E.
 Suite 200
 Bellevue, WA 98004
Merrill Lynch Global Allocation       4,000,000           9.4
 Fund, Inc.....................
 800 Scudder's Mill Road
 Plainsboro, NJ 08530
Putnam Funds and Accounts(3)...       3,515,982           8.1
 One Post Office Square
 Boston, MA 02109
Sarnoff Corporation............       2,412,012           5.7
 201 Washington Road
 CN 5300
 Princeton, NJ 08543-5300
Alan H. Bushell(4).............       1,549,250           3.6
Jules Haimovitz(5).............         587,142           1.4
John A. Rollwagen(6)...........         465,518           1.1
David Zucker(7)................         360,000             *
Christopher W. Goode(8)........         195,805             *
F. Ray McDevitt(9).............         193,905             *
Tim N. Rea(10).................         180,850             *
Barry E. Taylor(11)............          99,070             *
Stephanie A. Storms(12)........          71,015             *

                                                   Percent of Shares
                                                      Outstanding
                          Shares Beneficially ---------------------------
                          Owned Prior to the  Prior to the
Beneficial Owner               Offering         Offering   After Offering
----------------          ------------------- ------------ --------------
John W. Goddard(13)......         27,500             *
All directors and
 executive officers as a
 group (12 persons)(14)..     12,215,285          27.5

--------
  * Less than 1%.
 (1) Includes (a) 8,338,980 shares of common stock beneficially owned by the Paul and Marcia Cook Living Trust dated April 12, 1992 (the "Cook Trust"), 112,800 shares of which we can repurchase at cost, which rights lapse based on continued performance of services; (b) 140,000 shares of common stock beneficially owned by two trusts of which Mr. Cook is trustee;
     (c) warrants to purchase 669,952 shares of common stock exercisable within 60 days of December 31, 1999; and (d) options to purchase 6,250 shares of common stock exercisable within 60 days of December 31, 1999.
 (2) Includes (a) warrants to purchase 67,938 shares of common stock exercisable within 60 days of December 31, 1999 and (b) options to purchase 17,500 shares of common stock exercisable within 60 days of December 31, 1999.
 (3) Includes 1,006,330 shares of common stock and 1,562,252 shares of common stock held by funds or accounts managed by Putnam Investment Management, Inc., the Putnam Advisory Company, Inc., and Putnam Fidelity Trust Company. Voting and dispositive power is shared between each such fund or account and its respective advisor. Also includes warrants to purchase 947,400 shares of common stock exercisable within 60 days of December 31, 1999.
 (4) Includes (a) 54,000 shares of common stock that we can repurchase at cost, which rights lapse based on continued performance of services and (b) options to purchase 45,250 shares of common stock exercisable within 60 days of December 31, 1999. The shares are held of record by a trust for the benefit of Mr. Bushell.
 (5) Includes (a) options to purchase 8,750 shares of common stock exercisable within 60 days of December 31, 1999 and (b) warrants to purchase 450,000 shares of common stock exercisable within 60 days of December 31, 1999.
 (6) Includes (a) 125,472 shares of common stock held in the name of Norwest Bank Minnesota, N.A., as trustees of the John A. Rollwagen Self-Directed IRA and (b) 10,500 shares of common stock that we can repurchase at cost, which rights lapse based on continued performance of services.
 (7) Includes options to purchase 360,000 shares of common stock exercisable within 60 days of December 31, 1999.
 (8) Includes options to purchase 135,805 shares of common stock exercisable within 60 days of December 31, 1999.
 (9) Includes options to purchase 143,905 shares of common stock exercisable within 60 days of December 31, 1999.
(10) Includes options to purchase 5,150 shares of common stock exercisable within 60 days of December 31, 1999.
(11) Includes (a) 6,000 shares of common stock held by Mr. Taylor that we can repurchase at cost, which rights lapse based on continued performance of services by Mr. Taylor; (b) 91,500 shares of common stock held by investment partnerships of which Mr. Taylor is a general partner and with which he shares beneficial ownership; and (c) 4,370 shares of common stock held in the name of Trustee, WSGR Retirement Plan FBO Barry E. Taylor.
(12) Includes options to purchase 71,015 shares of common stock exercisable within 60 days of December 31, 1999.
(13) Includes (a) warrants to purchase 2,500 shares of common stock exercisable within 60 days of December 31, 1999 and (b) options to purchase 1,000 shares of common stock exercisable within 60 days of December 31, 1999.
(14) Includes (a) warrants to purchase 1,122,452 shares of common stock exercisable within 60 days of December 31, 1999 and (b) options to purchase 777,125 shares of common stock exercisable within 60 days of December 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

  We will file our amended and restated certificate of incorporation in connection with this offering. The following description of our capital stock is intended as a summary only and is not complete. You should read the full text of our certificate of incorporation and bylaws, which were filed with the registration statement of which this prospectus is a part.

General

  Upon completion of this offering, we will be authorized to issue 300,000,000 shares of common stock, $0.001 par value, and 30,000,000 shares of preferred stock, $0.001 par value. As of December 31, 1999, there were outstanding 42,599,357 shares of common stock held of record by 389 stockholders, warrants to purchase 4,876,800 shares of common stock, and options to purchase 8,608,935
shares of common stock. After this offering there will be     shares of our
common stock outstanding,     shares if the underwriters exercise their over-
allotment in full.

Common Stock

  The holders of our common stock are entitled to one vote per share held of record on all matters submitted to a vote of the stockholders. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

  Upon the completion of this offering, our board of directors will be authorized, without action by the stockholders, to issue 30,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges may include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series, all or any of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of all shares of preferred stock upon the right of holders of our common stock until our board of directors determines the specific rights of the holders of any preferred stock that may be issued. However, the effect might include, among other things: (a) restricting dividends on the common stock; (b) diluting the voting power of the common stock; (c) impairing the liquidation rights of the common stock; and (d) delaying or preventing a change in our control without further action by the stockholders. Upon the closing of this offering, no shares of preferred stock will be outstanding and we have no present plans to issue any shares of preferred stock.

Warrants

  Upon the completion of this offering, warrants to purchase a total of 6,293,742 shares of our common stock will be outstanding.

  In connection with the issuance of our subordinated discount notes in May 1996 (which were subsequently exchanged for units consisting of our senior discount notes and warrants), we issued warrants to purchase an aggregate of 1,898,800 shares of our common stock with exercise prices of $0.005 per share, which will expire 90 days from the closing of this offering. All of these warrants become exercisable upon the closing of this offering. On or after May 15, 2000, we will issue additional warrants to purchase 1,366,942 shares of our common stock at an exercise price of $0.005 per share to the current holders of the existing warrants, on terms otherwise equivalent to the prior warrants.

  In connection with the issuance of our senior discount notes in February 1998, we issued warrants to purchase an aggregate of 2,778,000 shares of our common stock with exercise prices of $0.005 per share. All of these warrants expire on March 1, 2008. In the event we are acquired in a merger transaction, we must offer to repurchase these warrants for cash, based on the value of our common stock at the time of the acquisition. The number of shares subject to the warrants and the exercise price of the warrants are subject to adjustment in the event we issue shares below fair market value, subject to specified exceptions.

  In October 1996, we issued warrants to purchase 200,000 shares of Series C Preferred Stock (which will convert into warrants to purchase common stock upon the closing of this offering) at an exercise price of $4.205 per share to a consultant. These warrants expire in October 2001.

Registration Rights

  The holders of     shares of our common stock and warrants to purchase
         shares of common stock are entitled to registration rights regarding these shares. The registration rights provide that if we propose to register any securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, they are entitled to notice of the registration and are entitled to include shares of their common stock in the registration. This right is subject to conditions and limitations, including the right of the underwriters in an offering to limit the number of shares included in the registration. The holders of these shares may also require us to file registration statements under the Securities Act at our expense with respect to their shares of common stock. We are required to use our best efforts to effect this registration, subject to various conditions
and limitations. The registration rights of the holders of      shares of
common stock terminate in specified situations, but in no event later than the fifth anniversary of the effective date of this offering.

Charter Provisions and Delaware Laws That May Have an Anti-Takeover Effect

  Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

  .  acquisition of us by means of a tender offer;

  .  acquisition of us by means of a proxy contest or otherwise; or

  .  removal of our incumbent officers and directors.

  These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

  Election and Removal of Directors. Effective with the first annual meeting of stockholders following completion of this offering, our bylaws provide for the division of our board of directors into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the board of directors, as it generally makes it more difficult for stockholders to replace a majority of the directors. For more information on the classified board, see the Section entitled "Management--Executive Officers and Directors."

  Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee thereof.

  Stockholder Meetings. Under our bylaws, only our board of directors, chairman of the board, the vice chairman of the board or the president may call special meetings of stockholders.

  Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an "interested stockholder," unless the "business combination" or the transaction in which the person became an "interested stockholder" is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

  Elimination of Stockholder Action By Written Consent. Our certificate of incorporation and bylaws eliminate the right of stockholders to act by written consent without a meeting.

  Elimination of Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. Cumulative voting provides for a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock that such stockholder holds than if cumulative voting were permitted. The elimination of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors and to influence the board's decision regarding a takeover.

  Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of DIVA. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of DIVA.

Transfer Agent and Registrar

  The Transfer Agent and Registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.

Listing

  We intend to apply for listing of our common stock on The Nasdaq National Market under the symbol "DVTV."

                          DESCRIPTION OF INDEBTEDNESS

General

  In February 1998, we issued 12 5/8% senior discount notes due 2008 with an aggregate principal amount at maturity of $463.0 million.

Interest

  The notes accrete in value through March 1, 2003 at a rate of 12 5/8% per annum, compounded semi-annually. Cash interest will neither accrue nor be payable on the notes prior to March 1, 2003. Thereafter, the notes will bear interest at the rate of 12 5/8% per annum, payable in cash semi-annually in arrears on March 1 and September 1, commencing September 1, 2003.

Ranking

  The notes are senior unsecured obligations, will rank pari passu (equally) in right of payment with all existing and future unsubordinated unsecured indebtedness and will be senior in right of payment to all future subordinated indebtedness. Further, the notes are unsecured and will be effectively subordinated to any unsecured indebtedness with respect to the assets securing such indebtedness.

Optional Redemption

  The notes may be redeemed at our option, in whole or in part, at any time on or after March 1, 2003, at a premium declining to par on March 1, 2006, plus accrued and unpaid interest through the redemption date. In addition, at any time prior to or on March 1, 2001, we may redeem up to 35% of the aggregate principal amount at maturity of the notes at a redemption price of 112.625% of the accreted value on the date of redemption, with the net cash proceeds of one or more sales of specified capital stock, if notes representing at least $301 million of aggregate principal amount at maturity remain outstanding immediately after the occurrence of such redemption.

Repurchase Upon a Change of Control

  In the event of a change of control, we must repurchase the notes at a price equal to 101% of the aggregate principal amount or accreted value thereof, as applicable, plus accrued and unpaid interest to the date of purchase. We may not have the financial resources necessary to repurchase the notes upon a change of control.

Covenants

  The indenture governing the notes contains covenants that, among other things, limit our ability to make restricted payments, incur additional indebtedness, issue and sell capital stock, pay dividends or make other distributions, repurchase equity interests or subordinated indebtedness, engage in sale or leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets, issue or sell equity interests of our restricted subsidiaries or enter into mergers and consolidations. In addition, under certain circumstances, we will be required to offer to purchase the notes at a price equal to 100% of the principal amount or accreted value thereof, as applicable, plus accrued and unpaid interest to the date of purchase, with the proceeds of certain asset sales.

Sinking Fund Provisions

  There are no sinking fund provisions applicable to the notes.

Exchange Rights

  Holders of notes are not entitled to any exchange or registration rights with respect to the notes.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock.

  Upon completion of this offering, based on shares outstanding as of December
31, 1999, we will have outstanding     shares of common stock. All of the
shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. However, the sale of any of these shares if purchased by "affiliates" as that term is defined in Rule 144 are subject to certain limitations and restrictions that are described below.

  The remaining 42,599,357 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares are "restricted shares" as that term is defined in Rule 144 and therefore may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. In addition, our directors and officers as well as other stockholders and optionholders have entered into "lock-up agreements" with the underwriters. These lock-up agreements provide that, except under limited circumstances, the stockholder may not offer, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock for a period of 180 days after the effective date. Goldman, Sachs & Co., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up
agreements. Accordingly, of the remaining 42,599,357 shares,            shares
will become eligible for sale on          , the 181(st) day after the effective
date subject to Rules 144 and 701, assuming an effective date of          . The
remaining         shares will become eligible for sale December 23, 2000.

  As of December 31, 1999, there were a total of 8,608,935 shares of common stock subject to outstanding options, all of which are subject to lock-up agreements. Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 1995 Stock Plan, our 2000 Stock Plan, and our 2000 Employee Stock Purchase Plan. On the date 180 days after the effective date of the offering, the date
that the lock-up agreements expire, a total of     shares of our common stock
subject to outstanding options will be vested. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to our 1995 Stock Plan, our 2000 Stock Plan, and our 2000 Employee Stock Purchase Plan generally would be available for resale in the public market.

Rule 144

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner except an affiliate of us, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  .  1% of the number of shares of our common stock then outstanding, which
     will equal approximately     shares immediately after this offering; or

  . the average weekly trading volume of our common stock on The Nasdaq Stock Market's National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

  Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

Rule 144(k)

  Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

  In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

  The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement.

                                  UNDERWRITING

  DIVA and the underwriters named below (the "Underwriters") have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. are the representatives of the Underwriters.

                                                                       Number
                             Underwriters                            of Shares
                             ------------                           ------------
   Goldman, Sachs & Co............................................
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated..............................................
   Salomon Smith Barney Inc.......................................
                                                                    ------------
     Total........................................................
                                                                    ============

  If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from DIVA to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

  The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by DIVA. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to
purchase     additional shares.


                                  Paid by DIVA

                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
   Per Share..................................................   $        $
   Total......................................................   $        $

  Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a
discount of up to $   per share from the initial public offering price. Any
such securities dealers may resell any shares purchased from the underwriters
to certain other brokers or dealers at a discount of up to $   per share from
the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

  DIVA, its officers, directors and principal shareholders have agreed with the underwriters not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to shares issued pursuant to existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

  Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among DIVA and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be DIVA's historical performance, estimates of business potential and earnings prospects of DIVA, an assessment of DIVA's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  DIVA intends to apply for quotation of its common stock on The Nasdaq National Market under the symbol "DVTV."

  In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

  These activities by the underwriters may stabilize, maintain or affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discounted by the underwriters at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

  The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

  DIVA estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,300,000.

  DIVA has agreed to indemnify the several underwriters against liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for DIVA by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, and for the underwriters by Shearman & Sterling, Menlo Park, California. An investment partnership composed of current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, in addition to certain individual members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially own 99,070 shares of our common stock. Barry E. Taylor, a director of DIVA, is a member of Wilson Sonsini Goodrich & Rosati.

                                    EXPERTS

  The financial statements of DIVA Systems Corporation as of June 30, 1999 and 1998, and for each of the years in the three-year period ended June 30, 1999 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

  We filed with the SEC a registration statement on Form S-1 (including exhibits and schedules) under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules that were filed with the registration statement. For further information with respect to DIVA and our common stock, we refer you to the registration statement and the exhibits and schedules that were filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete. In each instance, we refer you to the copy of such contract or document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by such reference. A copy of the registration statement and the exhibits and schedules may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

  Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities and Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the SEC referred to above.

  Upon approval of our common stock for quotation on the Nasdaq National market, such reports, proxy and information statements and other information also can be inspected at the office of Nasdaq Operations, 9801 Washingtonian Boulevard, 5th Floor, Gaithersburg, Maryland 20878-5356.

                            DIVA SYSTEMS CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Independent Accountants' Report............................................ F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statement of Operations....................................... F-4
Consolidated Statement of Stockholders' Deficit............................ F-5
Consolidated Statement of Cash Flows....................................... F-6
Notes to Consolidated Statement Financial Statements....................... F-8

                        Independent Accountants' Report

The Board of Directors
DIVA Systems Corporation:

  We have audited the accompanying consolidated balance sheets of DIVA Systems Corporation (the Company), and subsidiaries as of June 30, 1998 and 1999, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the three-year period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DIVA Systems Corporation and subsidiaries as of June 30, 1998 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1999, in conformity with generally accepted accounting principles.

/s/ KPMG LLP
Mountain View, California
July 25, 1999
(except as to Note 13
 which is as of
 April 13, 2000)

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                  June 30,
                                             --------------------  December 31,
                                               1998       1999         1999
                                             ---------  ---------  ------------
                                                                   (unaudited)
                   ASSETS
Current assets:
  Cash and cash equivalents................. $ 167,549  $  89,239   $  52,907
  Short-term investments....................    30,015     41,498      57,262
  Inventory.................................       --       2,663       2,714
  Prepaid expenses and other current
   assets...................................       694      2,096         708
                                             ---------  ---------   ---------
    Total current assets....................   198,258    135,496     113,591
Property and equipment, net.................    19,349      9,792      11,602
Debt issuance costs, net....................     9,524      8,114       7,335
Deposits and other assets...................       584        550         581
Intangible assets, net......................       490        312         222
                                             ---------  ---------   ---------
    Total assets............................ $ 228,205  $ 154,264   $ 133,331
                                             =========  =========   =========
    LIABILITIES, REDEEMABLE WARRANTS AND
            STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable.......................... $   3,047  $   2,784   $   2,115
  Other current liabilities.................     1,300      1,221       1,674
  Deferred revenue..........................       --         --          731
  Current portion of capital lease
   obligation...............................       --         --          489
                                             ---------  ---------   ---------
    Total current liabilities...............     4,347      4,005       5,009

Notes payable...............................   243,031    275,564     293,564
Long-term portion of capital lease
 obligation.................................       --         --        1,000
                                             ---------  ---------   ---------
    Total liabilities.......................   247,378    279,569     299,573
                                             ---------  ---------   ---------
Redeemable warrants.........................     1,139      2,108       2,411

Commitments and contingencies

Stockholders' deficit:
  Preferred stock, $0.001 par value;
   30,000,000 shares authorized in 1998,
   1999, and December 31, 1999,
   respectively; 21,372,287, 21,390,283 and
   22,239,605 shares issued and outstanding
   as of June 30, 1998, 1999 and December
   31, 1999, respectively; (liquidation
   preferences of $97,766, $97,883 and
   $98,737 as of June 30, 1998, 1999 and
   December 31, 1999, respectively..........        21         21          22
  Common stock, $0.001 par value; 65,000,000
   shares authorized in 1998, 1999 and
   December 31, 1999, respectively;
   17,200,178, 17,463,574 and 17,960,958
   shares issued and outstanding as of June
   30, 1998, 1999 and December 31, 1999,
   respectively.............................        17         17          18
  Additional paid-in capital................   115,759    117,170     124,428
  Deferred compensation.....................       --      (1,248)       (863)
  Accumulated deficit ......................  (136,109)  (243,373)   (292,258)
                                             ---------  ---------   ---------
    Total stockholders' deficit.............   (20,312)  (127,413)   (168,653)
                                             ---------  ---------   ---------
    Total liabilities, redeemable warrants
     and stockholders' deficit.............. $ 228,205  $ 154,264   $ 133,331
                                             =========  =========   =========

          See accompanying notes to consolidated financial statements.

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (in thousands, except share data)

                                                                Six Months
                                                              Ended December
                                    Year Ended June 30,             31,
                                  --------------------------  ----------------
                                   1997     1998      1999     1998     1999
                                  -------  -------  --------  -------  -------
                                                                (unaudited)
Revenues:
  Product........................ $   --   $   --   $    --   $   --   $   944
  Service........................     --        82       293      120      171
                                  -------  -------  --------  -------  -------
    Total revenues...............     --        82       293      120    1,115
                                  -------  -------  --------  -------  -------
Operating expenses:
  Cost of product revenues.......     --       --        --       --     1,103
  Programming....................   4,020    5,370     8,159    3,939    2,265
  Operations.....................   1,340    4,542     8,162    4,102    3,000
  Engineering and development....  11,763   18,070    24,321   11,159   12,203
  Sales and marketing............   2,960    4,384     5,707    2,606    3,293
  General and administrative.....   3,673    8,552    16,581    6,792    9,143
  Depreciation and amortization..     891    5,306    19,305    4,781    3,275
  Acquired in-process research
   and development...............   4,061   24,321       --       --       --
                                  -------  -------  --------  -------  -------
    Total operating expenses.....  28,708   70,545    82,235   33,379   34,282
                                  -------  -------  --------  -------  -------
Operating loss...................  28,708   70,463    81,942   33,259   33,167
Other (income) expense:
  Equity in loss of investee.....   2,080    1,631       --       --       --
  Interest income................    (410)  (5,632)   (8,645)  (4,991)  (3,099)
  Interest expense...............   3,590   13,730    33,967   16,408   18,817
                                  -------  -------  --------  -------  -------
    Total other expense, net.....   5,260    9,729    25,322   11,417   15,718
                                  -------  -------  --------  -------  -------
Loss before extraordinary item...  33,968   80,192   107,264   44,676   48,885
Extraordinary loss--early
 extinguishment of debt..........     --    10,676       --       --       --
                                  -------  -------  --------  -------  -------
Net loss.........................  33,968   90,868   107,264   44,676   48,885
                                  -------  -------  --------  -------  -------
Accretion of redeemable war-
 rants...........................      91      763       969      522      304
                                  -------  -------  --------  -------  -------
Net loss attributable to common
 stockholders.................... $34,059  $91,631  $108,233  $45,198  $49,189
                                  =======  =======  ========  =======  =======
Basic and diluted net loss per
 share:
  Loss before extraordinary
   item.......................... $  2.22  $  4.92  $   6.31  $  2.65  $  2.79
  Extraordinary loss--early
   extinguishment of debt........     --      0.65       --       --       --
                                  -------  -------  --------  -------  -------
  Net loss per share............. $  2.22  $  5.57  $   6.31  $  2.65  $  2.79
                                  =======  =======  ========  =======  =======
  Shares used in per share compu-
   tation........................  15,316   16,447    17,147   17,063   17,600
                                  =======  =======  ========  =======  =======


          See accompanying notes to consolidated financial statements.

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                       (in thousands, except share data)

                           Preferred Stock    Common Stock     Additional                              Total
                          ----------------- ------------------  Paid-in     Deferred   Accumulated Stockholders'
                            Shares   Amount   Shares    Amount  Capital   Compensation   Deficit      Deficit
                          ---------- ------ ----------  ------ ---------- ------------ ----------- -------------
Balance as of June 30,
1996....................   3,625,442  $  4  15,391,504   $14    $  3,346    $   --      $ (11,273)   $  (7,909)
Accretion of redeemable
warrants................         --    --          --    --          (91)       --            --           (91)
Issuance of Class C
common stock in August
1996 at $0.82 per share
in conjunction with
Norstar purchase........         --    --      857,370   --          703        --            --           703
Sale of Series C
preferred stock in
August 1996 at $4.205
per share, net of
issuance costs of
$1,060..................   6,168,600     6         --    --       24,873        --            --        24,879
Exercise of common stock
options.................         --    --      301,000     2         103        --            --           105
Net loss................         --    --          --    --          --         --        (33,968)     (33,968)
                          ----------  ----  ----------   ---    --------    -------     ---------    ---------
Balances as of June 30,
1997....................   9,794,042    10  16,549,874    16      28,934        --        (45,241)     (16,281)
Accretion of redeemable
warrants................         --    --          --    --         (763)       --            --          (763)
Sales of Series D
preferred stock in
August and September
1997 at $5.72 per share,
net of issuance costs of
$1,379                     8,279,590     8         --    --       45,972        --            --        45,980
Issuance of common stock
warrants in connection
with notes payable
issued in February
1998....................         --    --          --    --       18,057        --            --        18,057
Issuance of Series AA
preferred stock at $6.50
per share and issuance
of Series AA preferred
stock options in April
1998 in connection with
SRTC purchase...........   3,277,539     3         --    --       23,046        --            --        23,049
Exercise of Series AA
preferred stock options
associated with SRTC
purchase................      21,116   --          --    --            3        --            --             3
Exercise of common stock
options.................         --    --      565,050     1         270        --            --           271
Class A and B common
stock assumed in
connection with SRTC
purchase................         --    --      (14,746)  --          --         --            --           --
Issuance of common stock
in May 1998 at $2.40 per
share in connection with
research and development
arrangement.............         --    --      100,000   --          240        --            --           240
Net loss................         --    --          --    --          --         --        (90,868)     (90,868)
                          ----------  ----  ----------   ---    --------    -------     ---------    ---------
Balances as of June 30,
1998....................  21,372,287    21  17,200,178    17     115,759        --       (136,109)     (20,312)
Accretion of redeemable
warrants................         --    --          --    --         (969)       --            --          (969)
Deferred compensation
expense on stock option
issuances...............         --    --          --    --        1,986     (1,986)          --           --
Amortization of deferred
compensation expense....         --    --          --    --          --         738           --           738
Exercise of common stock
options.................         --    --      278,120   --          305        --            --           305
Issuance of common stock
in June 1999 at $3.35
per share as
compensation for
services................         --    --       30,650   --          103        --            --           103
Repurchase of common
stock...................         --    --      (45,374)  --          (20)       --            --           (20)
Exercise of Series AA
preferred stock
options.................      17,996   --          --    --            6        --            --             6
Net loss................         --    --          --    --          --         --       (107,264)    (107,264)
                          ----------  ----  ----------   ---    --------    -------     ---------    ---------
Balances as of June 30,
1999....................  21,390,283    21  17,463,574    17     117,170     (1,248)     (243,373)    (127,413)
Accretion of redeemable
warrants (unaudited)....         --    --          --    --         (304)                     --          (304)
Amortization of deferred
compensation expense
(unaudited).............         --    --          --    --          --         385           --           385
Exercise of common stock
options (unaudited).....         --    --      497,384     1         554        --            --           555
Issuance of Series E
preferred stock in
December at $9.00 per
share (unaudited).......     777,778     1         --    --        6,999        --            --         7,000
Exercise of Series AA
preferred stock options
(unaudited).............      71,544   --          --    --            9        --            --             9
Net loss (unaudited)....         --    --          --    --          --         --        (48,885)     (48,885)
                          ----------  ----  ----------   ---    --------    -------     ---------    ---------
Balances as of December
31, 1999 (unaudited)....  22,239,605  $ 22  17,960,958   $18    $124,428    $  (863)    $(292,258)   $(168,653)
                          ==========  ====  ==========   ===    ========    =======     =========    =========

         See accompanying notes to consolidated financial statements.

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (in thousands, except share data)

                                                               Six Months Ended
                                   Year Ended June 30,           December 31,
                               ------------------------------  ------------------
                                 1997       1998      1999       1998      1999
                               ------------------------------  --------  --------
                                                                  (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)...................  $ (33,968) $(90,868) $(107,264) $(44,676) $(48,885)
Adjustments to reconcile net
 loss to net cash used in
 operating activities:
  Acquired in-process
   research and development..      4,061    24,321        --        --        --
  Depreciation and
   amortization..............        891     5,306     19,305     4,781     3,275
  Equity in loss of
   investee..................      2,080     1,631        --        --        --
  Loss on disposition of
   property and equipment....        --        --       1,264     1,161        74
  Amortization of debt
   issuance costs and
   accretion of discount on
   notes payable.............      3,472    13,902     33,943    16,404    18,790
  Issuance of stock for
   services..................        --        240        103       --        --
  Amortization of deferred
   stock compensation........        --        --         738       318       385
  Extraordinary loss.........        --     10,676        --        --        --
  Changes in operating assets
   and liabilities:
   Other assets..............          3      (610)    (1,368)     (432)    1,388
   Inventory.................        --        --         --        --        256
   Accounts payable..........      1,545    (2,659)      (263)    1,376      (669)
   Payable to related party..     (2,183)      --         --        --        --
   Other current
    liabilities..............        223       864        (79)     (396)      453
   Deferred revenue..........        --        --         --        --        731
                               ---------  --------  ---------  --------  --------
     Net cash used in
      operating activities...    (23,876)  (37,197)   (53,621)  (21,464)  (24,202)
                               ---------  --------  ---------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and
 equipment...................     (6,044)  (13,364)   (13,497)   (7,912)   (3,800)
Deposits on property and
 equipment...................     (4,976)   (1,631)       --         (4)      (31)
Purchase of short-term
 investments.................        --    (30,015)  (113,072)  (26,296)  (15,764)
Maturities/sales of short-
 term investments............        --        --     101,589       --        --
Cash acquired in business
 combination.................        --        402        --        --        --
Purchase of Norstar..........     (3,358)      --         --        --        --
Restricted cash released.....      9,500     3,230        --        --        --
                               ---------  --------  ---------  --------  --------
     Net cash used in
      investing activities...     (4,878)  (41,378)   (24,980)  (34,212)  (19,595)
                               ---------  --------  ---------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of preferred stock..     24,879    45,980          6       --      7,000
Exercise of stock options....        105       274        305       182       563
Issuance of common stock.....        --        --         (20)      --        --
Proceeds from notes payable,
 net of issuance costs.......        --    199,655        --        --        --
Payments on notes payable....        --        (19)       --        (10)      (11)
Payments on capital lease....        --        --         --        --        (87)
                               ---------  --------  ---------  --------  --------
     Net cash provided by
      financing activities...     24,984   245,890        291       172     7,465
                               ---------  --------  ---------  --------  --------
Net increase (decrease) in
 cash and cash equivalents...     (3,770)  167,315    (78,310)  (55,504)  (36,332)
Cash and cash equivalents at
 beginning of year/period....      4,004       234    167,549   167,549    89,239
                               ---------  --------  ---------  --------  --------
Cash and cash equivalents at
 end of year/period..........  $     234  $167,549  $  89,239  $112,045  $ 52,907
                               =========  ========  =========  ========  ========

                                                                     (continued)

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

                       (in thousands, except share data)

                                                                   Six Months
                                                                      Ended
                                              Year Ended June 30,  December 31,
                                              ------------------- -------------
                                              1997  1998    1999   1998   1999
                                              ---- ------- ------ ------ ------
                                                                   (unaudited)
Supplemental disclosures of cash flow
 information:
  Cash paid during the period for interest..  $118 $     7 $    5 $  --  $  --
                                              ==== ======= ====== ====== ======
  Noncash investing and financing
   activities:
   Issuance of common stock in exchange for
    investment in affiliate.................  $--  $23,049 $  --  $  --  $  --
                                              ==== ======= ====== ====== ======
   Issuance of warrants in connection with
    notes payable...........................  $--  $18,057 $  --  $  --  $  --
                                              ==== ======= ====== ====== ======
   Issuance of common stock in conjunction
    with purchase of Norstar................  $703 $   --  $  --  $  --  $  --
                                              ==== ======= ====== ====== ======
   Accretion of redeemable warrants.........  $ 91 $   763 $  969 $  522 $  304
                                              ==== ======= ====== ====== ======
   Deferred compensation associated with
    stock option activity...................  $--  $   --  $1,986 $1,986 $  --
                                              ==== ======= ====== ====== ======
   Transfer of property and equipment to
    inventory...............................  $--  $   --  $2,663 $  --  $  307
                                              ==== ======= ====== ====== ======
   Equipment acquired under capital lease
    obligations.............................  $--  $   --  $  --  $  --  $1,576
                                              ==== ======= ====== ====== ======

          See accompanying notes to consolidated financial statements.

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Description of Business

  DIVA Systems Corporation (the Company) is a leading provider of interactive, video-on-demand products and services. The Company was incorporated on June 15, 1995. Since no activity occurred in the Company between June 15, 1995 and June 30, 1995, the Company has used July 1, 1995, as its inception date.

  For periods prior to October 1, 1999, the Company was considered to be in the development stage.

(b) Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries in the United States, Canada and the United Kingdom. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Interim Consolidated Financial Statements (Unaudited)

  The consolidated financial statements as of December 31, 1999 and for the six months ended December 31, 1998 and 1999 together with the related notes are unaudited but have been prepared in accordance with generally accepted accounting principles for interim consolidated financial statements and the rules of the Securities and Exchange Commission and do not include all disclosures required by generally accepted accounting principles for consolidated annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year.

(d) Cash, Cash Equivalents and Short-Term Investments

  Cash and cash equivalents consist of cash and highly liquid investments such as money market funds and commercial paper with maturities at date of purchase of less than 90 days.

  Management determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of June 30, 1998, 1999 and December 31, 1999 all investment securities were designated as "available-for-sale." Available-for-sale securities are carried at fair value based on quoted market prices, with unrealized gains and losses, net of related deferred income taxes, reported as a component of accumulated other comprehensive income in stockholders' equity.

  Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in the consolidated statement of operations. There have been no declines in value judged to be other than temporary through December 31, 1999. The cost of securities is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)


(e) Inventories

  Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Provisions to reduce the carrying value of obsolete, slow moving and nonusable inventory to net realizable value are charged to operations.

(f) Property and Equipment

  Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life or the related lease term.

(g) Debt Issuance Costs

  Underwriting, legal and accounting fees associated with the issuance of the notes payable are being amortized to interest expense using the effective interest method over the term of the notes. Amortization expense in 1997, 1998, 1999, the six months ended December 31, 1998 and 1999 was $188,000, $609,000,
$1,409,000, $681,000 (unaudited) and $780,000 (unaudited), respectively.

(h) Intangible Assets

  Intangible assets consist principally of assembled workforce. Intangible assets are amortized on a straight-line basis over three years. Accumulated amortization as of June 30, 1999 and December 31, 1999 was $312,000 and $222,000 (unaudited), respectively.

  The Company's policy is to evaluate the excess of cost over the net assets of businesses acquired based on an evaluation of such factors as the occurrence of a significant adverse event or change in the environment in which the business operates or if the expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the asset. An impairment loss would be recorded in the period such determination is made based on the fair value of the related business.

(i) Impairment of Long-Lived Assets

  The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(j) Stock-Based Compensation

  The Company uses the intrinsic value-based method to account for all of its employee stock-based compensation plans. The Company uses fair value to account for nonemployee stock-based transactions.

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)


(k) Basic and Diluted Net Loss Per Share

  Basic and diluted net loss per share is computed using net loss adjusted for the accretion of the redeemable warrants (see Note 4) and the weighted-average number of outstanding shares of common stock. Potential common and preferred shares that could dilute earnings per share in future periods but have been excluded from the determination of diluted net loss per share because the effect of such shares would have been anti-dilutive are as follows:

                                    June 30,                 December 31,
                         ------------------------------- ---------------------
                           1997       1998       1999       1998       1999
                         --------- ---------- ---------- ---------- ----------
                                                              (unaudited)
Common stock options.... 3,118,500  5,200,260  7,875,745  6,110,105  8,473,285
Preferred stock
 options................        --         --    243,592    245,031    135,650
Preferred stock......... 4,897,021 21,372,287 21,390,283 21,382,932 22,239,605
Common stock warrants...   984,900  4,762,800  4,862,800  4,762,800  4,862,800
Preferred stock
 warrants............... 1,936,953  2,023,906  2,023,906  2,023,906  2,412,794

(l) Stock Split

  In March 1998, the Company effected a two-for-one stock split. All applicable share and per share data have been adjusted for the stock split.

(m) Revenue Recognition

  The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on Vendor Specific Objective Evidence ("VSOE") of the relative fair values of the elements. VSOE is determined by the price charged when the element is sold separately.

  In December 1998, the Accounting Standards Executive Committee issued Statement of Position 98-9 ("SOP 98-9"), "Software Revenue Recognition, with respect to certain arrangements," which requires recognition of revenue using the residual method in a multiple element arrangement when fair value does not exist for one or more of the delivered elements in the arrangement. Under the residual method, the total fair value of the undelivered elements is deferred and subsequently recognized in accordance with SOP 97-2.

  The Company's contracts are generally multiple-element arrangements with a network operator involving a combination of video-on-demand hardware products, licenses for system software and selected content and operational services. As a result we recognize revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition," and Statement of Position 98-9, "Software Revenue Recognition, with Respect to Certain Transactions." Statement of Position 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on vendor specific objective

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)
evidence of the relative fair values of the elements. Vendor specific objective evidence is determined by the price charged when the element is sold separately. Statement of Position 98-9 requires recognition of revenue using the residual method in a multiple element arrangement when fair value does not exist for one or more of the delivered elements in the arrangement. Under the residual method, revenue for the undelivered elements is deferred and subsequently recognized in accordance with Statement of Position 97-2. Evidence of the fair value of the individual elements in our current agreements does not exist.

  As a result, upon the delivery of the Company's video-on-demand hardware products, revenue is recognized to the extent of the cost of these hardware products. Any remaining product revenue is amortized on a straight-line basis over the remaining term of the agreement. The Company recognizes license revenues ratably over the term of the agreement. If the Company's services are provided on a fee-for-service basis, service revenues are recognized as the services are performed. If the services are provided on a revenue sharing basis, service revenues are recognized based on program purchases by subscribers.

  The Company provides limited warranty rights to its customers, which are accounted for in accordance with SFAS No. 5, "Accounting for Contingencies." Estimated warranty obligations are provided by charges to operations in the period in which the related revenue is recognized. To date, the estimated warranty obligations have not been considered significant.

(n) Engineering and Development

  Engineering and development costs, including payments made in conjunction with research and development arrangements, are charged to operations as incurred.

(o) Use of Estimates

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(p) Income Taxes

  The Company accounts for income taxes using an asset and liability approach that results in the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits whose future realization is uncertain.

(q) Fair Value of Financial Instruments

  The carrying amount of financial instruments, including cash, cash equivalents, and short-term investment cash, approximated fair values as of June 30, 1999, due to the relatively short maturity of these instruments. The Company's notes payable are held by a number of financial institutions and

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)

are not publicly traded. The Company estimates that the fair value of the notes payable as of June 30, 1999 and December 31, 1999, based on limited dealer transactions, approximated $148,160,000 and $180,570,000 (unaudited), respectively.

(r) Other Comprehensive Income

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in financial statements. The Company had no items of other comprehensive income in all periods presented.

(s) New Accounting Pronouncements

  In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, hedging activities, and exposure definition. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Earlier application of the Statement is permitted. The Company does not expect it to have a material impact on its consolidated results of operations or financial position.

  In December 1999, the Securities and Exchange Commission issued SAB No. 101, "Revenue Recognition in Financial Statements," which will be effective for the Company in the first quarter of fiscal 2001. The Company is currently analyzing this statement, but does not expect it to have a material impact on the Company's consolidated results of operations or financial position.

  In March 2000, the Financial Accounting Standards Board issued Financial Accounting Standard Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation." This interpretation clarifies the accounting for certain issues relating to employee stock-based compensation awards, including the definition of employee, the criteria for a non-compensatory plan and the accounting for modifications of terms of stock award plans. The Company is currently analyzing this interpretation, but does not expect it to have a material impact on the Company's consolidated results of operations or financial position.

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)


(2) FINANCIAL STATEMENT DETAILS

(a) Cash, Cash Equivalents and Short-Term Investments

  As of June 30, 1998, 1999 and December 31, 1999, the fair value of the securities was at gross amortized cost. The fair value of securities available for sale as of June 30, 1998, 1999 and December 31, 1999, are as follows (in thousands):

                                                     June 30,
                                                 ----------------- December 31,
                                                   1998     1999       1999
                                                 -------- -------- ------------
                                                                   (unaudited)
   Corporate bonds.............................. $  1,008 $    --    $  1,504
   U.S. government obligations..................   25,267   66,608     46,546
   Commercial paper.............................   40,314   36,752     37,511
   Certificates of deposits.....................      --     1,002      1,022
   Money market instruments.....................  102,675      875      3,686
   Auction rate preferred stock certificates....   28,300   25,500     19,900
                                                 -------- --------   --------
     Total......................................  197,564  130,737    110,169
   Included in cash and cash equivalents........  167,549   89,239     52,907
   Included in short-term investments...........   30,015   41,498     57,262
                                                 -------- --------   --------
     Total...................................... $197,564 $130,737   $110,169
                                                 ======== ========   ========

(b) Inventories

  A summary of inventories at June 30, 1999 and December 31, 1999 are as follows (in thousands):

                                                           June 30, December 31,
                                                             1999       1999
                                                           -------- ------------
                                                                    (unaudited)
   Work-in-process........................................  $  773     $1,317
   Finished goods.........................................   1,890      1,397
                                                            ------     ------
     Total................................................  $2,663     $2,714
                                                            ======     ======

(c) Property and Equipment

  A summary of property and equipment are as follows (in thousands):

                                  June 30,
                               -------------- December 31,
                                1998    1999      1999
                               ------- ------ ------------
                                              (unaudited)
   Furniture and fixtures....  $   653 $  806   $   852
   Office equipment..........    2,771    318       485
   Servers and related hard-
    ware.....................   10,257 10,672    10,110
   Computer and other equip-
    ment.....................   10,094 11,943    12,937
   Leasehold improvements....    1,242  1,363     4,112
   Construction-in-progress..      515    --        --
                               ------- ------   -------
                                25,532 25,102    28,496
   Less accumulated deprecia-
    tion and amortization....    6,183 15,310    16,894
                               ------- ------   -------
     Total...................  $19,349 $9,792   $11,602
                               ======= ======   =======

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)


  In June 1999, in conjunction with its shift in marketing strategy, the Company wrote-down video servers and related hardware by $9,104,000 to reflect the fair market value of this equipment. This charge is included in depreciation and amortization expense for the year ended June 30, 1999. In addition, the Company reclassified $2,663,000 from fixed assets to inventory at June 30, 1999 because this equipment will now be sold.

 (d) Other Current Liabilities

  A summary of other current liabilities are as follows (in thousands):

                                                        June 30,
                                                      ------------- December 31,
                                                       1998   1999      1999
                                                      ------ ------ ------------
                                                                    (unaudited)
   Accrued compensation.............................. $  644 $  899    $  815
   Other accrued liabilities.........................    656    322       859
                                                      ------ ------    ------
     Total........................................... $1,300 $1,221    $1,674
                                                      ====== ======    ======

(3) AFFILIATE TRANSACTIONS

(a) Initial Investment

  In December 1995, the Company entered into a joint equity investment and license agreement (the License Agreement) with Sarnoff Real Time Corporation
(SRTC), whereby the Company acquired 8,067,074 shares of SRTC common stock, representing approximately 40% ownership interest in the equity of SRTC on a fully diluted basis, in exchange for 6,654,000 shares of the Company's common stock, plus two shares of Class B common stock. This transaction was recorded at the estimated fair value of the Company's common stock issued. The value of DIVA's common stock was estimated at $0.075 per share and was determined by the board of directors based on the current financial condition, business outlook, status of product development efforts, preferences of outstanding senior securities, book value, and business risks and opportunities relevant to the Company. The Company had sold preferred stock in December 1995 at $0.825 per share. There were no significant contemporaneous sales of common stock for cash during this time. This investment was accounted for using the equity method.

  On December 4, 1997, the Company and SRTC entered into a Development Services Agreement. The Development Services Agreement required the Company to pay SRTC $4,900,000 in development fees in exchange for SRTC's continued technology development of the Sarnoff Server, for the Company's video-on-demand service. In addition, the Company agreed to pay $2,300,000 for servers to be delivered in fiscal 1998 and 1999. For the year ended June 30, 1998, the Company paid $2,950,000 for engineering and development expense and $2,300,000 for servers under the Development Services Agreement.

(b) Acquisition of SRTC

  On January 15, 1998, the Company and SRTC executed an Agreement and Plan of Reorganization setting forth their agreement to merge SRTC into the Company, with the Company as the surviving corporation (the SRTC Transaction). On that date, the Company held approximately

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)

40% of the outstanding capital stock of SRTC. In exchange for the remaining approximately 60% of the issued and outstanding stock of SRTC, the Company issued 3,277,539 shares of Series AA preferred stock valued at $6.50 per share. The fair value was determined by the Board of Directors based on the most recent sales of preferred securities and the then current financial condition of the Company, as well as other business considerations. In addition, the Company reserved 276,792 shares of its Series AA preferred stock for issuance upon exercise of options assumed by the Company in the transaction. These options were valued at $1,744,000 using the Black-Scholes option pricing model and were included in the purchase price. Assumptions used were as follows:
Expected life of 3 years; Volatility of 90%; Dividend yield of 0%; Risk-free rate of 5.62%. The Company also reserved 380,767 shares of its common stock for use in connection with the future issuance of options to SRTC employees that became employees of the Company (see Note 8). The purchase price of $23,049,000 is comprised of the fair value of the preferred stock issued ($21,305,000) and the fair value of options assumed ($1,744,000).

  The Company completed the SRTC Transaction in April 1998. The Company accounted for the merger as a purchase, and, accordingly, the operating results of SRTC have been included in the Company's consolidated financial statements since the date of acquisition. The Company allocated the purchase price based on an appraisal by an independent third party using the cost approach, which is the approach often used to value an early stage technology. The allocation of the purchase price is as follows: $2,886,000 to the fair value of acquired assets; $4,693,000 to assumed liabilities; $535,000 to assumed work force; and $24,321,000 to acquired in-process research and development. At the time the acquired in-process research and development had not yet reached technological feasibility and had no future alternative use until it was further developed. The Company incurred a significant amount of research and development to develop the in-process technology into a commercially viable product. There were no contingent payments, options, or commitments included in the purchase.

  The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of SRTC had occurred as of the beginning of fiscal 1997 and 1998:

                                                               Year ended June
                                                                     30,
                                                               ---------------
                                                                1997    1998
                                                               ------- -------
                                                               (in thousands,
                                                                   except
                                                               per share data)
   Net loss before extraordinary item......................... $61,491 $82,716
   Net loss...................................................  61,491  93,392
   Basic and diluted net loss per share before extraordinary
    item......................................................    4.01    5.08
   Basic and diluted net loss per share.......................    4.01    5.72

  The pro forma results include amortization of the assumed workforce of $178,000 for the years ended June 30, 1997 and 1998. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each of the fiscal periods presented, nor are they necessarily indicative of future consolidated results.

(4) NOTES PAYABLE

  Notes payable as of June 30, 1997, were comprised of $47,000,000 of Subordinated Discount Notes (the 1996 Notes) due May 15, 2006, issued as 47,000 units of one note and one warrant to

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)

purchase 40.4 shares of common stock at $0.005 per share (the 1996 Warrants). The 1996 Notes were subordinated to all existing and future indebtedness of the Company.

  Pursuant to the 1996 Notes, approximately $18,000,000 of restricted cash was deposited in an escrow account during 1996, subject to completion of specified performance milestones. In the event milestones were not achieved, the Company would have been required to retire the 1996 Notes up to the amount of the remaining restricted cash. As of June 30, 1997 and 1998, approximately $15,000,000 and $18,230,000, respectively, of restricted cash had been released.

  The 1996 Notes were initially zero coupon, with an original issue discount that accreted to interest expense at an effective rate of 13.8% per annum, compounded semiannually. Commencing November 15, 2001, cash interest would have been payable on the 1996 Notes semiannually in arrears on each May 15 and November 15 at the rate of 13% per annum. Under certain provisions of the indenture, the interest rate could have been increased to 15% per annum in May 1999.

  Pursuant to a warrant agreement dated as of May 15, 1996 by and between the Company and The Bank of New York as the warrant agent, in the event that the Company has not consummated an initial public offering prior to May 15, 2000, the Company shall issue on May 15, 2000, to registered holders of the warrants as of May 1, 2000, additional warrants exercisable in the aggregate into shares of the Company's Common Stock representing five percent (5%) of the outstanding Common Stock of the Company on a fully-diluted basis as defined in the warrant agreement. In addition, in the event the Company has not consummated an initial public offering of its Common Stock prior to May 15, 2006, holders of the 1996 Warrants may require the Company (i) to repurchase the 1996 Warrants (the Put) at the fair market value of the underlying Common Stock (the Put Price) or (ii) to extend the expiration date of the 1996 Warrants to May 15, 2011, at which time the holders may exercise the Put at the Put Price. At May 15, 1996 a value of $285,000 was ascribed to the 1996 Warrants and recorded as redeemable warrants since the warrant holders, under certain circumstances, may require the Company to purchase the warrants at fair value on May 15, 2006. The redeemable warrants are being accreted to their redemption value by May 15, 2006.

  In connection with the Company's February 1998 debt offering discussed below, all the outstanding 1996 Notes were exchanged. For the year ended June 30, 1998, the Company recorded an extraordinary loss of $10,676,000 resulting from the exchange of the 1996 Notes.

  On February 19, 1998, the Company completed a debt offering for $463,000,000 of 12 5/8% Senior Discount Notes (the 1998 Notes) due March 1, 2008. The 1998 Notes consist of 463,000 units, of which 404,998 were offered for sale and 58,002 were offered in exchange for all of the 1996 Notes. Each unit consists of one 1998 Note due 2008 and three warrants each to purchase two shares of the Company's common stock at $0.005 per share (the 1998 Warrants). The 1998 Notes are senior unsecured indebtedness of the Company and rank pari passu with any future unsubordinated unsecured indebtedness and will be senior to any future subordinated indebtedness of the Company.

  The 1998 Notes were issued at a substantial discount of $212,980,000. Cash interest payments will commence on September 1, 2003 at the rate of 12 5/8% per annum.

  Pursuant to a warrant agreement dated as of February 19, 1998 by and between the Company and The Bank of New York as the warrant agent, upon the occurrence of certain consolidations and

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)

mergers and assets sales and subject to certain conditions and limitations, the Company will be required to offer to repurchase all outstanding 1998 Warrants at the Repurchase Price, as defined.

  The gross proceeds to the Company from the debt offering were $250,020,000. In connection with the offering, the Company recorded $18,057,000 in additional paid-in capital representing the fair value of the warrants calculated using the Black-Scholes option pricing model. Assumptions used were as follows:
Expected life of 10 years; Volatility of 50%; Dividend yield of 0%; Risk-free rate of 6%. In addition, the Company recorded an extraordinary loss of $10,676,000, consisting primarily of a cash premium paid to holders of the 1996 Notes, resulting from the exchange of the 1996 Notes.

  The effective interest rate of the 1998 Notes, reflecting the allocation for warrants and costs associated with the debt offering, is 14.1%.

  The 1998 Notes are callable at a declining premium after March 1, 2003, after which the Company may redeem in whole or in part the 1998 Notes prior to March 1, 2003, by paying a specified premium over the accreted principal value. The redemption premiums are as follows, during the period commencing March 1 of such year:

   Year                                                               Percentage
   ----                                                               ----------
   2001..............................................................   106.31%
   2002..............................................................   104.20%
   2003..............................................................   102.10%
   2004 and thereafter...............................................   100.00%

  In addition, at any time prior to March 1, 2001, the Company may redeem up to 35% of the accreted value of the 1998 Notes with the proceeds of one or more sales of the Company's stock, at any time or from time to time in part, at a redemption price of 112.625% of the accreted value plus accrued and unpaid interest provided that the 1998 Notes, representing at least $301,000,000 aggregate principal amount at maturity, remain outstanding after each such redemption.

  As of June 30, 1999 and December 31, 1999, notes payable consists of the following:

                                                         June 30,   December 31,
                                                           1999         1999
                                                         ---------  ------------
                                                                    (unaudited)
   Principal--1998 Notes................................ $ 463,000   $ 463,000
   Discount--1998 Notes.................................  (231,037)   (231,037)
   Amortized Discount--1998 Notes.......................    43,563      61,575
   Other................................................        38          26
                                                         ---------   ---------
     Total.............................................. $ 275,564   $ 293,564
                                                         =========   =========

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)

(5) INCOME TAXES

  Total income tax benefit differs from expected tax benefit (computed by multiplying the U.S. income statutory rate of 34% by loss before income tax) as a result of the following (in thousands):

                                        Year ended June 30,
                                     ----------------------------
                                                                   December 31,
                                       1997      1998      1999        1999
                                     --------  --------  --------  ------------
                                                                   (unaudited)
   Expected tax benefit............. $(11,549) $(31,062) $(36,470)   $(16,414)
   Net operating losses and
    temporary differences for which
    no benefit was recognized.......   11,134    22,455    36,211      16,265
   In-process research and
    development expense.............      388     8,451       --          --
   Other permanent differences......       27       156       259         149
                                     --------  --------  --------    --------
     Total.......................... $    --   $    --   $    --     $    --
                                     ========  ========  ========    ========

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows (in thousands):

                                                  June 30,
                                              ------------------  December 31,
                                                1998      1999        1999
                                              --------  --------  ------------
                                                                  (unaudited)
   Deferred Tax assets:
   Loss carryovers and deferred start-up ex-
    penditures............................... $ 39,891  $ 62,552   $  74,355
   Technology asset..........................    1,683       --          --
   State tax credit carryforwards............    2,130     6,360       5,405
   Debt financing costs......................    4,568    18,944      27,168
   Accruals, reserves, and other.............      364     3,319       2,874
   Fixed assets..............................       47     2,839         500
                                              --------  --------   ---------
     Total gross deferred tax assets.........   48,683    94,014     110,302
   Valuation allowance.......................  (48,683)  (93,880)   (110,205)
                                              --------  --------   ---------
   Deferred tax assets, net of valuation al-
    lowance..................................      --        134          97
   Deferred tax liabilities..................      --       (134)        (97)
                                              --------  --------   ---------
     Net deferred tax asset.................. $    --   $    --    $     --
                                              ========  ========   =========

  Because the Company has incurred significant net losses and the realization of its deferred tax assets is dependent upon the Company's ability to successfully develop and market its video-on-demand service, a valuation allowance has been recorded against such deferred tax assets. The valuation allowance increased $17,280,000 (unaudited) from June 30, 1999 to December 31, 1999.

  As of June 30, 1999, the Company has cumulative federal net operating losses of approximately $148,153,000, which can be used to offset future income subject to federal income taxes. The federal tax loss carryforwards will expire beginning in 2011 through 2019. As of June 30, 1999, the Company has cumulative California net operating losses of approximately $82,004,000, which can be used to offset future income subject to California taxes. The California tax loss carryforwards will expire in 2006. As of June 30, 1999, the Company has cumulative New Jersey net operating losses

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)

of approximately $14,218,000, which can be used to offset future income subject to New Jersey taxes. The New Jersey tax loss carryforwards will expire beginning in 2006 through 2007. As of June 30, 1999, the Company has cumulative Pennsylvania net operating losses of approximately $7,070,000, which can be used to offset future income subject to Pennsylvania taxes. The Pennsylvania tax loss carryforwards will expire beginning in 2001 through 2002.

  As of June 30, 1999, the Company has federal research tax credit carryforwards for income tax return purposes of approximately $3,628,000 available to reduce future income taxes. The federal research credit carryforwards expire beginning in 2011 through 2019. As of June 30, 1999, the Company has unused California research and development tax credits of approximately $1,733,000. The California research credits will carryforward indefinitely until utilized.

  Federal and state tax laws impose restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an "ownership change" as defined by the Internal Revenue code. The Company has not yet determined to what extent these provisions will restrict its ability to utilize its net operating loss and tax credit carryforwards pursuant to these provisions.

(6) PREFERRED STOCK

  The Company has authorized 30,000,000 shares of preferred stock as of June 30, 1999 and December 31, 1999, of which the following are designated as issued and outstanding:

                                                Shares    June 30,  December 31,
                                              Designated    1999        1999
                                              ---------- ---------- ------------
                                                                    (unaudited)
   Series:
   AA........................................  3,750,000  3,316,651   3,388,195
   A.........................................    205,600    205,600     205,600
   B.........................................  4,493,748  3,419,842   3,419,842
   C.........................................  6,918,600  6,168,600   6,168,600
   D.........................................  8,517,352  8,279,590   8,279,590
   E.........................................  1,166,666        --      777,778
                                              ---------- ----------  ----------
     Total................................... 25,051,966 21,390,283  22,239,605
                                              ========== ==========  ==========

  The rights, preferences, and privileges of these series of preferred stock are explained below.

(a) Conversion

  Each share of preferred stock is convertible into common stock at the option of the holder at a rate of one share of common stock for each share of preferred stock, subject to adjustment to protect against dilution. Each share of Series E preferred stock shall automatically be converted into shares of common stock immediately prior to the closing of an underwritten public offering of at least $9.00 per share and an aggregate offering price of not less than $15,000,000. Each share of Series D preferred stock shall automatically be converted into shares of common stock immediately prior to the closing of an underwritten public offering of at least $6.80 per share and an aggregate offering price of not less than $15,000,000. Each share of Series C preferred stock shall automatically be converted into shares of common stock immediately prior to the closing of an underwritten public offering of at least $5.00 per share and an aggregate offering price of not less than $15,000,000. Each share of Series A and B preferred stock shall automatically be converted into shares of

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)

common stock immediately prior to the closing of an underwritten public offering of at least $2.00 per share and an aggregate offering price of not less than $10,000,000. Each share of Series AA preferred stock shall automatically be converted into shares of common stock immediately prior to the closing of an underwritten public offering with an aggregate offering price of not less than $15,000,000. The Company has reserved 23,651,698 shares of common stock in the event of conversion.

(b) Liquidation Preferences

  In the event of liquidation or sale of the Company, distributions to the Company's stockholders shall be made in the following manner: first, $5.72 per share for Series D preferred stock and $4.205 per share for Series C preferred stock; then $0.855 per share for Series B preferred stock; then $0.50 per share for Series A and E preferred stock; and then $6.50 per share for Series AA preferred stock. The holders of preferred stock are further entitled to any remaining assets which will be distributed ratably among the holders of Class C common stock (see Note 7), common stock, and preferred stock on an "as if converted" basis after payment of preferential amounts to the holders of Class C common stock, common stock, and Class B common stock.

(c) Voting

  Holders of preferred stock are entitled to one vote for each share of common stock into which such shares can be converted.

(d) Dividends

  In any fiscal year, the Company's Board of Directors may declare noncumulative cash dividends out of legally available assets at the rates of $0.03, $0.055, $0.25, $0.345, $0.54 and $0.39 per share for Series A, B, C, D,
E and AA preferred stock, respectively. If declared, such dividends must be paid before any dividends on common stock. The holders of Series E, D and C preferred stock have preference and priority to any payment of any dividend on Series A, B, and AA preferred stock and common stock. The holders of Series B preferred stock have preference and priority to any payment of any dividend on Series A and AA preferred stock and common stock. The holders of Series A preferred stock have preference and priority to any payment of any dividend on Series AA preferred stock and common stock. The holders of Series AA preferred stock have preference and priority to any payment of any dividend on common stock. As of June 30, 1998 and 1999, no dividends had been declared.

(7) COMMON STOCK

  The Company has authorized 65,000,000 shares of common stock as of June 30, 1999 and December 31, 1999, of which two shares have been designated Class B common stock and 857,370 shares have been designated Class C common stock. As of June 30, 1999 and December 31, 1999, 16,606,204 shares of common stock and 857,370 shares of Class C common stock and 17,960,958 shares of common stock and 857,370 of Class C common stock were issued and outstanding respectively.

  The relative designations, rights, preferences, and restrictions of the Class B and C common stock are as follows:

(a) Conversion

  Each share of Class C common stock is convertible into common stock at the option of the holder at a rate of one share of common stock for each share of Class C common stock, subject to

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)

adjustment to protect against dilution. Each share of Class C common stock shall automatically be converted into shares of common stock immediately prior to the closing of an underwritten public offering of at least $2.00 per share and an aggregate offering price of not less than $10,000,000.

(b) Liquidation Preferences

  In the event of any liquidation and after payment to all holders of preferred stock of their full preferential amounts, the holders of Class C common stock shall be paid $0.82 per share. If there are insufficient funds to distribute among all holders of Class C common stock, then the entire remaining assets shall be distributed among the holders of Class C common stock on a pro rata basis. After payment to the holders of Class C common stock, then the holders of common stock shall be entitled to $0.025 per share. After payment to the holders of common stock, the holders of Class B common stock shall be entitled to $5.00 per share. Any remaining assets shall be distributed to all holders of Series A, B, and C preferred stock, Class C common stock, and common stock on a pro rata basis, based on the number of shares of common stock on an "as if converted" basis.

(c) Dividends

  No dividends shall be paid on any share of common stock unless a dividend is paid on shares of Series A, B, C, D, E and AA preferred stock.

  In August and October 1995, in connection with a consulting agreement, 1,294,000 shares of the Company's common stock were sold at fair value, $0.005 per share, subject to repurchase by the Company. The Company's right to repurchase lapses through October 1997 for 360,000 shares. The Company's right to repurchase the remaining 934,000 shares lapses based on the Company's ability to secure financing. As of June 30, 1999, no shares remained subject to repurchase.

(8) OPTIONS AND WARRANTS

(a) Options and Warrants

  In connection with the issuance of the 1996 Notes the fair value of the Common Stock warrants was determined to be $285,000 using the Black-Scholes option pricing model with the following assumptions: Expected life of 10 years; Volatility of 50%; Dividend yield of 0%; Risk-free rate of 6% (see note 4). Each warrant entitles the holder to purchase 40.4 shares of common stock for $0.005 per share. The warrants expire on the earlier of an exercise event, as defined, or 10 years from the date of issuance.

  Warrants to purchase 1,073,906 shares of Series B preferred stock at $0.855 and $1.50 per share were issued in October 1995 and May 1996, respectively, in connection with bridge financings that were repaid in October 1995 and June 1996, respectively. The term of these warrants is five years from date of issue. The fair value of these warrants, totaling approximately $207,000, was calculated using the Black-Scholes option pricing model with the following assumptions: Expected life of 3 years; Volatility of 50%; Dividend yield of 0%; Risk-free rate of 6%.

  In June 1996, the Company's Board of Directors granted warrants to key contractors to purchase 71,000 shares of the Company's common stock at a price of $2.00 per share. The term of these warrants is 10 years, and these warrants only become exercisable upon the earlier of 5 years from the date of grant or upon the closing of an initial public offering of the Company's stock or an

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)

acquisition of the Company. The fair value of these warrants, totaling approximately $1,000, was calculated using the Black-Scholes option pricing model with the following assumptions: Expected life of 3 years; Volatility of 50%; Dividend yield of 0%; Risk-free rate of 6%. During the year ended June 30, 1998, warrants to purchase 5,000 shares of the Company's common stock were canceled.

  In October 1996, the Company issued warrants to an employee to purchase 1,000,000 shares of Series C preferred stock at $4.21 per share. These warrants are immediately exercisable and expire in 5 years. In August 1997, warrants to purchase 650,000 shares were canceled.

  In October 1996, the Company also issued warrants to purchase 200,000 shares of Series C preferred stock at $4.21 per share to a vendor for consideration of future marketing services. These warrants vest at a rate of 5% every three months starting after October 1996. The term of these warrants is five years from the date of issue. This determination was made based upon the fair value of these warrants, totaling approximately $434,000, which would have been amortized over the term of the warrant. Fair value was calculated using the Black-Scholes option pricing model with the following assumptions: Expected life of 5 years; Volatility of 50%; Dividend yield of 0%; Risk-free rate of 6%.

  In October 1996, the Company also issued warrants to purchase 200,000 shares of Series C preferred stock at $4.21 per share to a customer. These warrants are exercisable in full upon the occurrence of certain events. The term of the warrants is 10 years from the date of issue. This determination was based upon the fair value of these warrants, totaling approximately $270,000, and was calculated using the Black-Scholes option pricing model with the following assumptions: Expected life of 2 years; Volatility of 50%; Dividend yield of 0%; Risk-free rate of 6%.

  In October 1997, the Company issued warrants to purchase 200,000 shares of Series D preferred stock at $5.72 per share to a customer. The warrants are immediately exercisable and expire 5 years from date of issue. The fair value of these warrants, totaling approximately $590,000, was calculated using the Black-Scholes option pricing model with the following assumptions: Expected life of 5 years; Volatility of 50%; Dividend yield of 0%; Risk-free rate of 6%.

  In connection with the issuance of the 1998 Notes (see Note 4), $18,057,000 of the proceeds has been allocated to the common stock warrants. Such amount has been included in debt discount and is being amortized to interest expense using the effective interest method over the period that the 1998 Notes are outstanding. Each warrant entitles the holder to purchase two shares of common stock for $0.005 per share for an aggregate of 2,778,000 shares of common stock. The warrants are exercisable beginning one year after the closing date of the 1998 Notes and expire upon maturity of the 1998 Notes.

  In May 1998, the Company's Board of Directors granted warrants to consultants to purchase 20,000 shares of the Company's common stock at a price of $4.00 per share. The term of these warrants is 10 years, and these warrants only become exercisable upon the earlier of 5 years from the date of grant or upon the closing of an initial public offering of Company's common stock or an acquisition of the Company. The fair value of these warrants, totaling approximately $29,000 to be amortized over the vesting period, 4 years, was calculated using the Black-Scholes option pricing model with the following assumptions: Expected life of 10 years; Volatility of 50%; Dividend yield of 0%; Risk-free rate of 6%.

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)

  In November 1998, the Company's Board of Directors granted warrants to an employee to purchase 650,000 shares of the Company's common stock at a price of $8.00 per share. The term of these warrants is 10 years from the date of issue. These warrants vested at a rate of 50,000 shares every three months starting August 1998. In March 1999, the employee was terminated and unvested warrants to purchase 550,000 shares were canceled.

  In December 1998, in connection with a deployment agreement, the Company undertook to grant warrants to purchase a maximum of 2,200,000 shares of a new series of preferred stock, convertible one for one to common stock upon the earlier of either an initial public offering of the Company's stock or an acquisition of the Company at an exercise price of $8.00 per share. In December 1999, the deployment agreement was terminated and the obligation to grant these warrants terminated.

  In June 1999, in connection with a deployment agreement, the Company undertook to grant warrants to purchase 275,000 shares of a new series of preferred stock at an exercise price of $8.00 per share. The warrants become exercisable upon the customer's ability to meet certain annual service deployment milestones, over a period of 3 years. The Company is valuing the warrants using the Black-Scholes model as of each interim date until the achievement of certain milestones have been met. The resulting valuation is being amortized over a period from granting of the warrant and ending on the date of the expected achievement of the milestones. As of June 30, 1999 no warrants were issued.

  In December 1999, the Company also entered into a development agreement with the strategic business partner. In conjunction with this agreement, the Company granted a warrant to purchase 388,888 shares of Series E Preferred Stock exercisable at $9.00 per share. The warrant expires the earlier of December 14, 2004 or under certain conditions as a result of a merger or acquisition of the Company. The warrant becomes exercisable in accordance with the achievement of certain milestones in the development agreement.

  The fair value of all warrant issuances was calculated using the Black-Scholes option pricing model.

(b) Stock Plans

  In August 1995, the Company adopted the 1995 Stock Plan (the 1995 Plan) under which incentive stock options and nonstatutory stock options may be granted to employees and consultants of the Company. An aggregate of 9,200,000 shares of common stock is reserved for issuance under the 1995 Plan. The exercise price for incentive stock options is at least 100% of the fair market value on the date of grant for employees owning less than 10% of the voting power of all classes of stock and at least 110% of the fair market value on the date of grant for employees owning more than 10% of the voting power of all classes of stock. For nonstatutory stock options, the exercise price is at least 110% of the fair market value on the date of grant for employees owning more than 10% of the voting power of all classes of stock and at least 85% for employees owning less than 10% of the voting power of all classes of stock. Options generally expire in 10 years; however, they may be limited to 5 years if the optionee owns stock representing more than 10% of the Company. Vesting periods are determined by the Company's Board of Directors and generally provide for ratable vesting over 4 to 5 years.

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)

  In August 1995, the Company granted immediately exercisable nonstatutory stock options to the founders of the Company, subject to repurchase by the Company at a rate equivalent to the vesting schedule of each option. As of June 30, 1997, 1998 and 1999, 392,400, 261,600 and 277,380 shares, respectively, were subject to repurchase.

  In April 1998, in connection with the merger of SRTC, the Company assumed the SRTC 1998 Stock Plan (the 1998 Plan) and reserved 380,767 shares of its common stock for issuance through incentive stock options and nonstatutory stock options granted pursuant to the 1998 Plan to employees, directors, and consultants who formerly worked for SRTC. The terms of the 1998 Plan are substantially identical to the terms of the 1995 Plan.

  In April 1998, in connection with the merger of SRTC, the Company reserved 276,792 shares of its Series AA preferred stock for issuance upon exercise of options to purchase common stock of SRTC, which were assumed by the Company. Each option assumed by the Company continues to be subject to the terms and conditions, including vesting, set forth in the original SRTC option plan. All stock options have 10 year terms and vest ratably over 4 years from the date of grant. During the year ended June 30, 1998 and 1999, 21,116 and 17,996 options were exercised, respectively. As of June 30, 1999 195,250 shares were vested.

  The Board of Directors is entitled in its discretion to grant options (Out of Plan Options) with vesting periods which are different from the standard five year period and with variable exercise prices. In a limited number of instances, the Compensation Committee has exercised its discretion and has granted options with both shorter and longer vesting periods than the standard five year period and at variable exercise prices (all of which were equal to or greater than fair market value at date of grant). There were 1,918,608 options outstanding as of June 30, 1999.

  In January 1999 the President was granted Out of Plan options to purchase 600,000 shares of Common Stock at an exercise price of $3.35 per share (the First Option), and additional options to purchase 600,000 shares of Common Stock at an exercise price of $3.35 per share, an option to purchase 400,000 shares of Common Stock at an exercise price of $4.50 per share and an option to purchase 200,000 shares of Common Stock at an exercise price of $8.00 per share, which options vest over five-years. All such options shall become fully exercisable on the earlier of six months from the date of a "Change of Control" (as defined in the agreement) or the termination of the President's employment after a Change of Control without "Cause" (as defined in the agreement). The President is entitled to return the First Option in exchange for a lump sum payment beginning on the first anniversary of the commencement of his employment. Should this election be made between February 2001 and 2004, he will receive $1,920,000. As of June 30, 1999 the Company had accrued $310,000 relating to this obligation.

(c) Accounting for Stock-Based Compensation

  The Company uses the intrinsic value method in accounting for its common stock option plans. Accordingly, no compensation cost has been recognized in the accompanying consolidated financial statements because the exercise price of each option approximated the fair value of the underlying common stock as of the grant date for each stock option. The Company considered the cash sales of preferred stock in determining the fair value of its common stock. Compensation cost related to grants to nonemployees in 1997, 1998 and 1999 was not material. Had compensation cost for the

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)

Company's stock-based compensation plan been determined consistent with SFAS No. 123, the Company's pro forma net loss would have been increased to approximately $34,056,000, $91,081,000, $107,735,000 and 48,929,000 or $2.23,
$5.58, $6.34 and $2.80 per share, respectively, for the years ended June 30, 1997, 1998, 1999 and for the six months ended December 31, 1999, respectively.

  Pro forma net loss reflects only options granted in 1997, 1998 and 1999. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to July 31, 1996, is not considered.

  The fair value of each option is estimated on the date of grant using the minimum value method with the following weighted-average assumptions:

                                 Years ended
                                   June 30,
                                --------------------------       December 31,
                                1997       1998       1999           1999
                                ----       ----       ----       ------------
                                                                 (unaudited)
   Expected life............... 3.52 years 3.18 years 3.18 years     3.78 years
   Risk-free interest rate..... 6.21%      5.64%      4.99%          5.95%

  A summary of the status of the Company's common stock option plans follows:

                                                                                        Six Months Ended
                                 1997                1998                1999          December 31, 1999
                          ------------------- ------------------- -------------------- -------------------
                                     Weighted            Weighted             Weighted            Weighted
                                     Average             Average              Average             Average
                                     exercise            exercise             exercise            exercise
                           Shares     price    Shares     price     Shares     price    Shares     price
                          ---------  -------- ---------  -------- ----------  -------- ---------  --------
Outstanding at beginning
 of year:                   841,000   $0.13   3,118,500   $0.52    5,200,260   $1.13   7,875,745   $2.30
Granted.................  2,621,000    0.63   2,903,150    1.63    4,044,695    3.58   1,633,755    3.35
Exercised...............   (301,000)   0.35    (565,050)   0.47     (278,120)   1.10    (497,655)   1.12
Canceled................    (42,500)   0.51    (256,340)   0.91   (1,091,090)   1.74    (538,560)   1.93
                          ---------           ---------           ----------           ---------
Outstanding at end of
 year...................  3,118,500    0.52   5,200,260    1.13    7,875,745    2.30   8,473,285    2.60
                          =========           =========           ==========           =========
Options exercisable at
 end of year............    429,200    0.25   1,135,868    0.63    2,051,175    1.23   2,391,348    1.75
                          =========           =========           ==========           =========
Weighted-average fair
 value of options
 granted during the year
 at market..............               0.24                0.22                 0.54                0.71

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)


  The following table summarizes information about common stock options outstanding as of December 31, 1999:

                                          Outstanding                         Exercisable
                         --------------------------------------------- --------------------------
                                     Weighted-average
                                        remaining                                    Weighted-
                           Number    contractual life Weighted average   Number       average
    Exercise Prices      Outstanding     (years)       exercise price  exercisable exercise price
    ---------------      ----------- ---------------- ---------------- ----------- --------------
$0.05--$1.25............  2,598,210        7.19            $ .79        1,358,310      $ .72
 2.40-- 3.35............  5,275,075        9.10             3.14          943,038       2.86
 4.50-- 8.00............    600,000        9.19             5.67           90,000       5.67
                          ---------        ----            -----        ---------      -----
 0.05-- 8.00............  8,473,285        8.52            $2.60        2,391,348      $1.75
                          =========        ====            =====        =========      =====

(9) ACQUISITION OF NORSTAR MULTIMEDIA, INC.

  On July 22, 1996, the Company acquired Norstar Multimedia, Inc. in a business combination accounted for by the purchase method. The purchase price of $4,061,000 was paid in the form of $3,358,000 in cash and 857,370 shares of Class C common stock at $0.82 per share. There were no contingent payments, options, or commitments included in the purchase.

  The entire purchase price of $4,061,000 was allocated to the acquisition of in-process research and development and was charged to expense during the year ended June 30, 1997. The Company acquired Norstar because Norstar was developing a business model for a consumer-based video-on-demand service, similar to the Company's, and had developed very preliminary technology related to a set-top box for a video-on-demand service. However, the Norstar technology had not reached technological feasibility, i.e., no working prototype was ever developed, and there was no future alternative use for this technology. After acquiring Norstar, the Company analyzed the acquired technology and identified its weaknesses. Based upon its review, the Company determined it did not intend to pursue any further development of the acquired technology or integrate Norstar's technology into the Company's. The Company's decision not to use the Norstar technology was made in the same period as the acquisition.

(10) COMMITMENTS AND CONTINGENCIES

(a) Leases

  The Company leases its facilities under operating leases. The future minimum lease payments pursuant to these leases are as follows (in thousands):

   Year ending June 30,
   --------------------
   2000.................................................................. $2,298
   2001..................................................................  2,098
   2002..................................................................  1,614
   2003..................................................................  1,657
   2004 and thereafter................................................... 11,544

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)

  Total rent expense for the years ended June 30, 1997, 1998, and 1999, and for the six months ended December 31, 1999 was $223,000, $597,000, $1,583,000, and
$1,573,000 (unaudited), respectively.

(b) Litigation

  The Company is a party to certain claims arising out of the normal conduct of its business. While the ultimate resolution of such claims against the Company cannot be predicted with certainty, management expects that these matters will not have a material adverse effect on the consolidated financial position, results of operations, or cash flows of the Company.

(11) SEGMENT INFORMATION

  The Company has adopted the provisions of SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. SFAS 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas, and major customers. The method for determining what information to report is based on the way that management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

  The Company's chief operating decision-maker is considered to be the Company's Chief Executive Officer. The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenue by geographic region for purposes of making operating decisions and assessing financial performance. The consolidated financial information reviewed by the CEO is identical to the information presented in the accompanying consolidated statement of operations. The Company has one reportable segment.

  As of June 30, 1999 essentially all of the Company's assets were located in the United States, and all of its revenues were generated in the United States.

(12) QUARTERLY DATA (UNAUDITED):

              1999               1st Quarter 2nd Quarter 3rd Quarter 4th Quarter
              ----               ----------- ----------- ----------- -----------
                                    (in thousands, except per share amounts)
Revenue.........................   $    63     $    57     $   107     $    66
Net operating loss..............    15,436      17,823      21,006      27,677
Net loss........................    20,783      23,893      27,630      34,958
Net loss per share..............   $  1.24     $  1.40     $  0.62     $  2.03

  Net loss for the fourth quarter of 1999 includes a $9.1 million write-down of fixed assets (see Note 2).

                   DIVA SYSTEMS CORPORATION AND SUBSIDIARIES

       Years ended June 30, 1997, 1998 and 1999 and the Six Months ended
                     December 31, 1998 and 1999 (unaudited)

             1998               1st Quarter 2nd Quarter 3rd Quarter 4th Quarter
             ----               ----------- ----------- ----------- -----------
Revenue.......................    $   --      $     5     $    12     $    65
Net operating loss............      9,437       9,543      11,966      39,517
Loss before extraordinary
 item.........................     10,238      10,313      15,219      44,422
Extraordinary item............        --          --       10,676         --
Net loss......................     10,238      10,313      25,895      44,422
Basic and diluted net loss per
 share:
Loss before extraordinary
 item.........................       0.65        0.70        0.93        2.70
Extraordinary loss--early ex-
 tinguishment of debt.........        --          --         0.64         --
Net loss per share............    $  0.65     $  0.70     $  1.57     $  2.70

  Net loss for the fourth quarter of 1998 includes a $24.3 million charge to acquired-in-process research and development in connection with the acquisition of SRTC (see Note 3).

(13) SUBSEQUENT EVENTS:

  On April 13, 2000 the Company's board of directors approved the following stock plans:

  (a) The 2000 Employee Stock Purchase Plan. The 2000 Employee Stock Purchase Plan becomes effective upon the closing of the initial public offering. Under the Purchase Plan, eligible employees may purchase common stock through payroll deductions, which may not exceed 15% of any employee's compensation in any one purchase period. A total of 750,000 shares of common stock will be reserved for issuance under the 2000 Employee Stock Purchase Plan. The number of shares reserved for issuance under the 2000 Employee Stock Purchase Plan will automatically increase annually, beginning with DIVA's fiscal year 2000, by an amount equal to the lesser of (a) 750,000 shares, (b) 2% of the common shares outstanding on the first day of the fiscal year, or (c) a lesser amount as may be determined by DIVA's Board of Directors.

  (b) The 2000 Stock Plan. The 2000 Stock Plan becomes effective upon the closing of the initial public offering. Under the 2000 Stock Plan, incentive stock options may be granted to employees, including officers and employee directors, and non-statutory stock options and stock purchase rights may be
granted to employees, directors, and consultants. A total of       shares of
common stock are currently reserved for issuance under the 2000 Stock Plan. Moreover, additional shares equal to the lesser of (a) 6,000,000 shares, (b) four percent (4%) of the outstanding shares on such date, or (c) a lesser amount as determined by the compensation committee, will be added to the 2000 Stock Plan annually. Unless terminated sooner, the 2000 Stock Plan will terminate automatically ten years from the effective date of the initial public offering.

BACK COVER ART
Beginning one third of the way down the page is a series of television screens containing frames from various films. The frames are five across by five down. No printed word is on the page.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Forward-Looking Statements...............................................  19
Use of Proceeds..........................................................  20
Dividend Policy..........................................................  20
Capitalization...........................................................  21
Dilution.................................................................  22
Selected Consolidated Financial Data.....................................  23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  25
Business.................................................................  35
Management...............................................................  49
Transactions with Related Parties and Insiders...........................  60
Principal Stockholders...................................................  62
Description of Capital Stock.............................................  64
Description of Indebtedness..............................................  67
Shares Eligible for Future Sale..........................................  68
Underwriting.............................................................  70
Legal Matters............................................................  71
Experts..................................................................  71
Where You Can Find Additional Information................................  72
Index to Consolidated Financial Statements............................... F-1

                                ---------------

  Through and including       , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                                        Shares

                           DIVA Systems Corporation

                                 Common Stock


                                ---------------

                                    [LOGO]

                                ---------------


                             Goldman, Sachs & Co.

                              Merrill Lynch & Co.

                             Salomon Smith Barney

                      Representatives of the Underwriters

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by DIVA in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

   SEC registration fee................................................ $19,800
   NASD filing fee.....................................................   8,000
   Nasdaq National Market listing fee..................................       *
   Printing and engraving costs........................................       *
   Legal fees and expenses.............................................       *
   Accounting fees and expenses........................................       *
   Blue Sky fees and expenses..........................................   5,000
   Transfer Agent and Registrar fees...................................       *
   Miscellaneous expenses..............................................       *
                                                                        -------
     Total............................................................. $     *
                                                                        =======

--------
*To be completed by amendment

Item 14. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

  DIVA's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

  DIVA's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of DIVA if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of DIVA, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

  DIVA has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in DIVA's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

  The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters for some liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in the Registration Statement.

Item 15. Recent Sales of Unregistered Securities

  During the past three years, DIVA has issued unregistered securities to a limited number of persons as described below.

(a) From April 1997 through March 2000, DIVA sold an aggregate of 1,751,576 shares of its common stock at exercise prices ranging from $0.05 to $3.35 per share to employees, consultants, directors and other service providers pursuant to our 1995 Stock Plan.
(b) From April 1997 through March 2000, DIVA sold an aggregate of 40,688 shares of its common stock at an exercise price of $2.40 per share to employees who formerly worked for SRTC, a company that DIVA acquired, pursuant to our 1998 Stock Plan.

(c) From April 1997 through March 2000, DIVA sold an aggregate of 20,000 shares of its common stock at an exercise price of $3.35 per share to employees, consultants, directors pursuant to options which were granted outside of our stock option plans.
(d) From April 1997 through March 2000, DIVA sold an aggregate of 217,649 shares of its Series AA Preferred Stock at exercise prices ranging from $0.037 to $0.372 per share to employees who formerly worked for SRTC. The shares were sold pursuant to options to purchase common stock of SRTC which DIVA assumed in connection with the acquisition of SRTC.
(e) In August 1997 and September 1997, DIVA sold an aggregate of 8,279,590 shares of its Series D Preferred Stock for $5.72 per share to a group of private investors for an aggregate purchase price of $47,359,255.
(f) In October 1997, DIVA issued warrants to purchase 200,000 shares of Series D Preferred Stock at an exercise price of $5.72 per share to a customer.
(g) In February 1998, DIVA sold units consisting of 12 5/8% senior discount notes due 2008 with an aggregate principal maturity of $463 million and warrants to purchase an aggregate of 2,778,000 shares of its common stock at an exercise price of $0.005 per share.
(h) In April 1998, DIVA issued 3,277,539 shares of its Series AA Preferred Stock valued at $6.50 per share to former shareholders of SRTC in connection with the acquisition of SRTC.
(i) In May 1998, DIVA granted warrants to consultants to purchase 20,000 shares of its common stock at an exercise price of $4.00 per share.
(j) In November 1998, DIVA granted warrants to an employee to purchase 650,000 shares of its common stock at an exercise price of $8.00 per share. In March 1999, the employee was terminated and unvested warrants to purchase 550,000 shares were canceled.
(k) In December 1999, DIVA granted warrants to purchase 388,888 shares of its Series E Preferred Stock at an exercise price of $9.00 per share.
(l) In December 1999, DIVA sold 777,778 shares of its Series E Preferred Stock to a corporate investor that has a business relationship with DIVA for $9.00 per share.
(m) In February 1999, DIVA granted options to purchase 1,200,000 shares of its common stock at $3.35 per share, 400,000 shares of its common stock at $4.50 per share and 200,000 shares of its common stock at $8.00 per share to an officer in connection with his employment.
(n) In April 2000, DIVA sold 555,556 shares of its Series F Preferred Stock to a corporate investor that has a business relationship with DIVA for $9.00 per share.

  For additional information concerning these equity investment transactions, reference is made to the information contained under the caption "Certain Transactions" in the form of prospectus included herein.

  Except as indicated above, none of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and DIVA believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or, in the case of transactions referred to under (a), (b), (c) and (d), Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with DIVA, to information about DIVA.

Item 16. Exhibits And Financial Statement Schedules

  (a) Exhibits

 Exhibit
 Number                                Description
 -------                               -----------
  1.1*    Form of Underwriting Agreement.
  3.1(1)  Amended and Restated Certificate of Incorporation.
  3.2     Form of Amended and Restated Certificate of Incorporation to be
          adopted upon completion of this offering.
  3.3     Amended and Restated Bylaws.
  4.1*    Form of stock certificates.
  5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.
 10.1(1)  Form of Indemnification Agreement entered into between DIVA and all executive officers and directors.
 10.2(2)  Employment Agreement dated as of January 16, 1999 between DIVA and
          David Zucker.
 10.3(1)  1995 Stock Plan and forms of agreements used thereunder.
 10.4*    2000 Stock Plan and forms of agreements used thereunder.
 10.5*    2000 Employee Stock Purchase Plan.
 10.6(1)  Registration Rights Agreement dated as of February 19, 1998 among
          DIVA and the Initial Purchasers.
 10.7(1)  Warrant Agreement dated as of February 19, 1998 between DIVA and The
          Bank of New York.
 10.8(1)  Warrant Registration Rights Agreement dated as of February 19, 1998 among DIVA and the Initial Purchasers.
 10.9(1)  Warrant Registration Rights Agreement dated as of May 15, 1996, as amended, by and among DIVA, Smith Barney Inc. and Toronto Dominion
          Securities (USA) Inc.
 10.10(1) Warrant Agreement dated as of May 15, 1996 between DIVA and The Bank of New York.
 10.11(1) Amended and Restated Stockholders Rights Agreement dated March 26,
          1998 among DIVA and certain of its stockholders.
 10.12(3) Lease Agreement between Seaport Centre Associates, LLC and DIVA dated
          January 20, 1999.
 23.1     Consent of KPMG, LLP, Independent Accountants.
 23.2     Consent of Counsel (see Exhibit 5.1).
 24.1     Power of Attorney (included on page II-5).
 27.1     Financial Data Schedule.

--------
 * To be filed by amendment.
(1) Incorporated by reference to DIVA's Registration Statement on Form S-4 filed September 29, 1998, as amended (No. 333-64483).
(2) Incorporated by reference to DIVA's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.
(3) Incorporated by reference to DIVA's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999.

  (b) Financial Statement Schedules

  No financial statement schedules have been included because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

  DIVA hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification by DIVA for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of DIVA pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, DIVA has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by DIVA of expenses incurred or paid by a director, officer, or controlling person of DIVA in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, DIVA will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  DIVA hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by DIVA pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1993, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Redwood City, State of California, on the 9th day of May, 2000.

                                          DIVA Systems Corporation

                                                       /s/ William M.
                                                    Scharninghausen
                                          By: _________________________________
                                                 William M. Scharninghausen
                                               Senior Vice President, Finance
                                                    and Administration,
                                                and Chief Financial Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David F. Zucker and William M. Scharninghausen, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on the 9th day of May, 2000 in the capacities indicated:

              Signature                             Title
              ---------                             -----
       /s/ David F. Zucker             President, Chief Executive
______________________________________  Officer and Director
          (David F. Zucker)             (Principal Executive Officer)

  /s/ William M. Scharninghausen       Senior Vice President, Finance
______________________________________  and Administration, and Chief
     (William M. Scharninghausen)       Financial Officer (Principal
                                        Financial and Accounting
                                        Officer)

         /s/ Paul M. Cook              Chairman of the Board and
______________________________________  Director
            (Paul M. Cook)

       /s/ Alan H. Bushell             Director
______________________________________
          (Alan H. Bushell)

              Signature                             Title
              ---------                             -----
       /s/ John W. Goddard             Director
______________________________________
          (John W. Goddard)

       /s/ Jules Haimovitz             Director
______________________________________
          (Jules Haimovitz)

      /s/ John A. Rollwagen            Director
______________________________________
         (John A. Rollwagen)

       /s/ Barry E. Taylor             Director
______________________________________
          (Barry E. Taylor)

                               INDEX TO EXHIBITS

 Exhibit
  Number                         Description of Documents
 -------                         ------------------------
  1.1*    Form of Underwriting Agreement.
  3.1(1)  Amended and Restated Certificate of Incorporation.
  3.2     Form of Amended and Restated Certificate of Incorporation to be
          adopted upon completion of this offering.
  3.3     Amended and Restated Bylaws.
  4.1*    Form of stock certificates.
  5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.
 10.1(1)  Form of Indemnification Agreement entered into between DIVA and all executive officers and directors.
 10.2(2)  Employment Agreement dated as of January 16, 1999 between DIVA and
          David Zucker.
 10.3(1)  1995 Stock Plan and forms of agreements used thereunder.
 10.4*    2000 Stock Plan.
 10.5*    2000 Employee Stock Purchase Plan.
 10.6(1)  Registration Rights Agreement dated as of February 19, 1998 among
          DIVA and the Initial Purchasers.
 10.7(1)  Warrant Agreement dated as of February 19, 1998 between DIVA and The
          Bank of New York.
 10.8(1)  Warrant Registration Rights Agreement dated as of February 19, 1998 among DIVA and the Initial Purchasers.
 10.9(1)  Warrant Registration Rights Agreement dated as of May 15, 1996, as amended, by and among DIVA, Smith Barney Inc. and Toronto Dominion
          Securities (USA) Inc.
 10.10(1) Warrant Agreement dated as of May 15, 1996 between DIVA and The Bank of New York.
 10.11(1) Amended and Restated Stockholders Rights Agreement dated March 26,
          1998 among DIVA and certain of its stockholders.
 10.12(3) Lease Agreement between Seaport Centre Associates, LLC and DIVA dated
          January 20, 1999.
 23.1     Consent of KPMG, LLP, Independent Accountants.
 23.2     Consent of Counsel (see Exhibit 5.1).
 24.1     Power of Attorney (included on page II-5).
 27.1     Financial Data Schedule.
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*   To be filed by amendment.
(1) Incorporated by reference to DIVA's Registration Statement on Form S-4 filed September 29, 1998, as amended (No. 333-64483).
(2) Incorporated by reference to DIVA's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.
(3) Incorporated by reference to DIVA's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999.